2021

PROXY STATEMENT
& NOTICE OF ANNUAL MEETING

RALPH LAUREN CORPORATION



"What we do is not a constant race for what is next, but rather an appreciation for what has come before, so that we may work together to inspire the dream of a better life and the heritage for tomorrow."

Ralph Lauren

A MESSAGE FROM OUR EXECUTIVE CHAIRMAN AND CHIEF CREATIVE OFFICER AND OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

You are cordially invited to join our 2021 Annual Meeting of Stockholders to be held on Thursday, July 29, 2021, at 9:30 a.m., Eastern time. Our Annual Meeting will be a "virtual meeting" of stockholders, which will be conducted exclusively online via live webcast, similar to last year.

Your vote is very important. Whether you plan to participate in the Annual Meeting or not, please be sure to vote. Information concerning the matters to be considered and voted upon at the 2021 Annual Meeting is set out in the attached Notice of 2021 Annual Meeting and Proxy Statement.

DEAR STOCKHOLDER:

The last year will be marked as particularly profound – with the world managing multiple crises across health, the economy and society all at once. While a backdrop none of us would have chosen, it has also been a time to focus on what matters most.

At Ralph Lauren, our first and primary focus has been ensuring the safety and security of our teams. We are incredibly proud of and inspired by their resilience, commitment and ongoing passion for our brand – all while dealing with the many challenges of the past year.

As we progressively emerge from the pandemic, we are a stronger business than when we came into it. Despite its disruptions, we fundamentally transformed the foundations of our Company in Fiscal 2021 – progressing on the goals we set out in our Next Great Chapter Strategic Plan to deliver sustainable long-term growth and value creation. We took decisive actions – specifically, we:

- Elevated our brand, with 16 consecutive quarters of Average Unit Retail growth

- Simplified our brand portfolio, licensing Chaps and announcing the planned sale of Club Monaco to focus on our core namesake brands

- Increased marketing spend as a percentage of revenue, adding 4 million consumers across our direct-to-consumer network alone

- Drove business model and supply chain innovation with the launch of The Lauren Look rental program and our Color on Demand platform, reducing the environmental impact of cotton dyeing

- Repositioned each of our channels, including reducing off-price and non-elevating wholesale, while accelerating our shift toward direct-to-consumer and digital, with a focus on Connected Retail

- Balanced our geographical footprint with further expansion of our business across Asia

- Diversified our supply chain and continued to reduce lead times

- Achieved material cost reductions, ultimately creating a leaner, more agile cost structure

- Worked in new ways, including virtual showrooms and digital product creation

- Made tangible progress across our Citizenship & Sustainability goals – deepening our commitments across diversity and inclusion, taking meaningful action to address systemic racism as well as launching our circularity strategy

What's more, we believe our brand and our Purpose are more relevant than ever, as the world embraces the kind of luxury we stand for – one marked by optimism, hope, love and togetherness. Together, with our lifestyle positioning and the breadth of our product portfolio, we are uniquely positioned to deliver value for our consumers and all of our stakeholders in Fiscal 2022 and beyond.

As we look ahead, while the environment remains dynamic, we are clear on where we are headed. We are focused on becoming an even more elevated, more direct-to-consumer, more digital, more global and a more diverse, equitable and sustainable Company.

Thank you for your ongoing support and continued interest in our Company. We look forward to engaging at our 2021 Annual Meeting.





Ralph Lauren
Executive Chairman and
Chief Creative Officer

New York, New York
June 17, 2021





Patrice Louvet
President and
Chief Executive Officer



RALPH LAUREN CORPORATION

NOTICE OF 2021 ANNUAL MEETING OF STOCKHOLDERS

PURPOSE OF THE MEETING

The 2021 Annual Meeting of Stockholders of Ralph Lauren Corporation, a Delaware corporation, will be held virtually via live webcast on Thursday, July 29, 2021, at 9:30 a.m., Eastern Time, at *www.virtualshareholdermeeting.com/RL2021*, or at any postponement or adjournment of the meeting, for the following purposes:

1. To elect 12 directors to serve until the 2022 Annual Meeting of Stockholders;

2. To ratify the appointment of Ernst & Young LLP ("Ernst & Young") as our independent registered public accounting firm for the fiscal year ending April 2, 2022;

3. To approve, on an advisory basis, the compensation of our named executive officers and our compensation philosophy, policies, and practices as described herein; and

4. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

The foregoing items of business are described more fully in the accompanying Proxy Statement. Only holders of record of the Company's Class A and Class B Common Stock at the close of business on June 1, 2021 are entitled to notice of, and to vote at, the 2021 Annual Meeting of Stockholders and any adjournments or postponements thereof.

NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

We will be using the Securities and Exchange Commission's Notice and Access model, which allows us to make the proxy materials available on the Internet, as the primary means of furnishing proxy materials to stockholders. On or about June 17, 2021, we will mail to all stockholders a Notice of Internet Availability of Proxy Materials, which contains instructions for accessing our proxy materials on the Internet and voting by telephone or on the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions for requesting a printed set of proxy materials. The Proxy Statement, Annual Report on Form 10-K for the fiscal year ended March 27, 2021, and Notice of Annual Meeting are available at: *http://investor.ralphlauren.com*.

YOUR VOTE IS IMPORTANT

Please vote promptly by signing, dating, and returning the enclosed proxy card or voting by telephone or on the Internet by following the instructions on your Notice of Internet Availability of Proxy Materials. In the event that a stockholder decides to participate in the online meeting, such stockholder may, if so desired, revoke the proxy by voting those shares when joining the meeting.

By Order of the Board of Directors,

AVERY S. FISCHER

Executive Vice President, Chief Legal Officer, and Secretary

New York, New York
June 17, 2021

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains, and oral statements made at the 2021 Annual Meeting of Stockholders and elsewhere from time to time by our representatives may contain, certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding, among other things, our current expectations about the Company's future results and financial condition, revenues, store openings and closings, strategic plans, employee reductions, margins, expenses, earnings, citizenship and sustainability goals, environmental and social goals, and plans for future executive remuneration, and are indicated by words or phrases such as "anticipate," "outlook," "estimate," "expect," "project," "believe," "envision," "goal," "target," "can," "will," and similar words or phrases. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from the future results, performance or achievements expressed in or implied by such forward-looking statements. Forward-looking statements are based largely on the Company's expectations and judgments and are subject to certain risks and uncertainties, many of which are unforeseeable and beyond our control. The factors that could cause actual results to materially differ include, among others: the loss of key personnel, including Mr. Ralph Lauren, or other changes in our executive and senior management team or to our operating structure, including those resulting from our decision to significantly reduce our global workforce during Fiscal 2021, and our ability to effectively transfer knowledge and maintain adequate controls and procedures during periods of transition; the impact to our business resulting from the COVID-19 pandemic, including periods of reduced operating hours and capacity limits and/or temporary closure of our stores, distribution centers, and corporate facilities, as well as those of our wholesale customers, licensing partners, suppliers, and vendors, and potential changes to consumer behavior, spending levels, and/or shopping preferences, such as willingness to congregate in shopping centers or other populated locations; our ability to achieve anticipated operating enhancements and cost reductions from our restructuring plans, as well as the impact to our business resulting from restructuring-related charges, which may be dilutive to our earnings in the short term; the impact to our business resulting from potential costs and obligations related to the early or temporary closure of our stores or termination of our long-term, non-cancellable leases; our ability to maintain adequate levels of liquidity to provide for our cash needs, including our debt obligations, tax obligations, capital expenditures, and potential payment of dividends and repurchases of our Class A common stock, as well as the ability of our customers, suppliers, vendors, and lenders to access sources of liquidity to provide for their own cash needs; the impact to our business resulting from changes in consumers' ability, willingness, or preferences to purchase discretionary items and luxury retail products, which tends to decline during recessionary periods, and our ability to accurately forecast consumer demand, the failure of which could result in either a build-up or shortage of inventory; the impact of economic, political, and other conditions on us, our customers, suppliers, vendors, and lenders, including business disruptions related to pandemic diseases such as COVID-19, civil and political unrest such as the recent protests in the U.S., and diplomatic tensions between the U.S. and China; the potential impact to our business resulting from the financial difficulties of certain of our large wholesale customers, which may result in consolidations, liquidations, restructurings, and other ownership changes in the retail industry, as well as other changes in the competitive marketplace, including the introduction of new products or pricing changes by our competitors; our ability to successfully implement our long-term growth strategy; our ability to continue to expand and grow our business internationally and the impact of related changes in our customer, channel, and geographic sales mix as a result, as well as our ability to accelerate growth in certain product categories; our ability to open new retail stores and concession shops, as well as enhance and expand our digital footprint and capabilities, all in an effort to expand our direct-to-consumer presence; our ability to respond to constantly changing fashion and retail trends and consumer demands in a timely manner, develop products that resonate with our existing customers and attract new customers, and execute marketing and advertising programs that appeal to consumers; our ability to effectively manage inventory levels and the increasing pressure on our margins in a highly promotional retail environment; our ability to continue to maintain our brand image and reputation and protect our trademarks; our ability to competitively price our products and create an acceptable value proposition for consumers; our ability to access capital markets and maintain compliance with covenants associated with our existing debt instruments; a variety of legal, regulatory, tax, political, and economic risks, including risks related to the importation and exportation of products which our operations are currently subject to, or may become subject to as a result of potential changes in legislation, and other risks associated with our international operations, such as compliance with the Foreign Corrupt Practices Act or violations of other anti-bribery and corruption laws prohibiting improper payments, and the burdens of complying with a variety of foreign laws and regulations, including tax laws, trade and labor restrictions, and related laws that may reduce the flexibility of our business; the potential impact to our business resulting from the imposition of additional duties, tariffs, taxes, and other charges or barriers to trade, including those resulting from trade developments between the U.S. and China, as well as the trade agreement reached in December 2020 between the United Kingdom and the European Union, and any related impact to global stock markets, as well as our ability to implement mitigating sourcing strategies; the impact to our business resulting from increases in the costs of raw materials, transportation, and labor, including wages, healthcare, and other benefit-related costs; our ability and the ability of our third-party service providers to secure our respective facilities and systems from, among other things, cybersecurity breaches, acts of vandalism, computer viruses, ransomware, or similar Internet or email events; our efforts to successfully enhance, upgrade, and/or transition our global information technology systems and digital commerce platforms; the potential impact to our business if any of our distribution centers were to become inoperable or inaccessible; the potential impact on our operations and on our suppliers and customers resulting from man-made or natural disasters, including pandemic diseases such as COVID-19, severe weather, geological events, and other catastrophic events; changes in our tax obligations and effective tax rate due to a variety of factors, including potential changes in U.S. or foreign tax laws and regulations, accounting rules, or the mix and level of earnings by jurisdiction in future periods that are not currently known or anticipated; our exposure to currency exchange rate fluctuations from both a transactional and translational perspective; the impact to our business of events of unrest and instability that are currently taking place in certain parts of the world, as well as from any terrorist action, retaliation, and the threat of further action or retaliation; the potential impact to the trading prices of our securities if our Class A common stock share repurchase activity and/or cash dividend payments differ from investors' expectations; our ability to maintain our credit profile and ratings within the financial community; our intention to introduce new products or brands, or enter into or renew alliances; changes in the business of, and our relationships with, major wholesale customers and licensing partners; our ability to achieve our goals regarding environmental, social, and governance practices, including those related to our human capital; our ability to make strategic acquisitions and successfully integrate the acquired businesses into our existing operations; and other risk factors identified in the Company's Annual Report on Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RALPH LAUREN CORPORATION REFERENCES

In this document, we refer to Ralph Lauren Corporation as the "Company," "we", "us" or "our." Our fiscal year ends on the Saturday immediately before or after March 31. All references to "Fiscal 2023" represent the fiscal year ending April 1, 2023. All references to "Fiscal 2022" represent the fiscal year ending April 2, 2022. All references to "Fiscal 2021" represent the fiscal year ended March 27, 2021. All references to "Fiscal 2020" represent the fiscal year ended March 28, 2020. All references to "Fiscal 2019" represent the fiscal year ended March 30, 2019. All references to "Fiscal 2018" represent the fiscal year ended March 31, 2018. All references to "Fiscal 2017" represent the fiscal year ended April 1, 2017. All references to "Fiscal 2016" represent the fiscal year ended April 2, 2016.

NON-U.S. GAAP FINANCIAL MEASURES

The Company uses non-U.S. generally accepted accounting principles ("U.S.-GAAP") financial measures, among other things, to evaluate its operating performance and in order to represent the manner in which the Company conducts and views its business. In addition, as discussed in the "Executive Compensation Matters" section of the Proxy Statement, the Compensation & Organizational Development Committee uses non-U.S. GAAP measures to set and certify the achievement of certain performance-based compensation goals. The Company believes that excluding items that are not comparable from period to period helps investors and others compare operating performance between two periods. While the Company considers the non-U.S. GAAP measures useful in analyzing its results, they are not intended to replace, nor act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with U.S. GAAP and may be different from non-U.S. GAAP measures reported by other companies. See Appendix B to the Proxy Statement for reconciliation between the non-U.S. GAAP financial measures and the most directly comparable U.S. GAAP measures.



CONTENTS





PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. For more complete information about these topics, please review our Annual Report on Form 10-K for Fiscal Year 2021 and this entire Proxy Statement. We are mailing the Notice of 2021 Annual Meeting of Stockholders and instructions on how to access this Proxy Statement (or, for those who request it, a hard copy of this Proxy Statement and the enclosed form of proxy) to our stockholders on or about June 17, 2021.

ABOUT RALPH LAUREN

Ralph Lauren Corporation (NYSE: RL) is a global leader in the design, marketing, and distribution of premium lifestyle products in five categories: apparel, footwear & accessories, home, fragrances, and hospitality. For more than 50 years, Ralph Lauren's reputation and distinctive image have been consistently developed across an expanding number of products, brands, and international markets. The Company's brand names, which include Ralph Lauren, Ralph Lauren Collection, Ralph Lauren Purple Label, Polo Ralph Lauren, Double RL, Lauren Ralph Lauren, Polo Ralph Lauren Children and Chaps, among others, constitute one of the world's most widely recognized families of consumer brands. For more information, go to http://investor.ralphlauren.com.

SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of the Company, for use in connection with the Annual Meeting of the Company's Stockholders to be held on July 29, 2021 (the "2021 Annual Meeting"). This Proxy Statement, the accompanying Notice of Annual Meeting, proxy card, and the Company's 2021 Annual Report on Form 10-K, or alternatively a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability"), will be mailed to stockholders on or about June 17, 2021. The Board is soliciting your proxy in an effort to give all stockholders of record the opportunity to vote on matters that will be presented at the 2021 Annual Meeting. This Proxy Statement provides you with information on these matters to assist you in voting your shares.

VIRTUAL STOCKHOLDER MEETING

The 2021 Annual Meeting will be conducted exclusively online via live webcast, allowing all of our stockholders the option to participate in the live, online meeting from any location convenient to them, providing stockholder access to our Board and management and enhancing participation. Conducting the meeting virtually via live webcast to ensure stockholder access is especially important in light of the continued social distancing necessitated by the COVID-19 crisis.

Stockholders at the close of business on June 1, 2021 will be allowed to communicate with us and ask questions in our virtual stockholder meeting forum before and during the meeting. All directors and key executive officers are expected to participate in the meeting, and we are committed to acknowledging each question we receive. We believe a virtual meeting is fundamental to our strategic priority "Leading with Digital," as well as to our citizenship and sustainability goals. For further information on the virtual meeting, please see the "Questions and Answers About the Annual Meeting and Voting" section on page 105.

2021 ANNUAL MEETING OF STOCKHOLDERS

Thursday, July 29, 2021
9:30 a.m. Eastern Time

Held virtually online via live webcast at
www.virtualshareholdermeeting.com/RL2021

Record Date:	• Close of business on June 1, 2021, (the "Record Date").	
Participating in the Annual Meeting:	• We invite you to join the 2021 Annual Meeting of Stockholders (the "2021 Annual Meeting" or "Meeting") online via live webcast. There will not be a physical meeting in New York City. You will be able to participate in the virtual Meeting online, vote your shares electronically, and submit your questions during the Meeting by visiting: *www.virtualshareholdermeeting.com/RL2021* (the "Annual Meeting Website"). Prior to the meeting, you may vote your shares and submit pre-meeting questions online by visiting *www.proxyvote.com* and following the instructions on your proxy card.	• Please note that stockholders will need their unique control number which appears on their Notice of Internet Availability, the proxy card (printed in the box and marked by the arrow), and the instructions that accompanied the proxy materials in order to access these sites. Beneficial stockholders who do not have a control number may gain access to the meeting by logging into their broker, brokerage firm, bank, or other nominee's website and selecting the shareholder communications mailbox to link through to the Meeting. Instructions should also be provided on the voting instruction card provided by your broker, bank, or other nominee.
Virtual Meeting Highlights:	• All of our stockholders will be able to hear directly from Mr. Ralph Lauren, our Founder and Executive Chairman, Mr. Patrice Louvet, our President and CEO, and the rest of our Board of Directors, regardless of location.	• To ensure access, all validated stockholders may submit questions in advance, beginning on June 17, 2021, by visiting *www.proxyvote.com,* and may submit questions during the Meeting by visiting the Annual Meeting Website at *www.virtualshareholdermeeting.com/RL2021*. All relevant questions received in accordance with the Meeting's Rules of Conduct (available on the Annual Meeting Website) during the course of the Meeting or solicited in advance, as well as the Company's responses, will be posted on *http://investor.ralphlauren.com* soon after the 2021 Annual Meeting.
	• Stockholders will be able to review the Rules of Conduct and other Meeting materials on the 2021 Annual Meeting Website.	• An audio replay of the 2021 Annual Meeting will be available on *http://investor.ralphlauren.com* until the 2021 Annual Meeting of Stockholders.
Voting:	• Only holders of record of the Company's Class A and Class B Common Stock at the close of business on June 1, 2021 are entitled to notice of, and to vote at, the 2021 Annual Meeting, or at any adjournments or postponements thereof.	• Please authorize a proxy to vote your shares as soon as possible. If you are a beneficial owner of shares of our common stock, your broker will NOT be able to vote your shares with respect to any of the matters presented at the Meeting other than the ratification of the selection of our independent registered public accounting firm, unless you give your broker specific voting instructions.
	• You do not need to participate in the 2021 Annual Meeting webcast to vote if you submitted your proxy in advance of the 2021 Annual Meeting.	• See the "Questions and Answers About the Annual Meeting and Voting" section on page 105 of this proxy statement for more information.



MATTERS TO BE VOTED ON

Item for Business	Board Recommendation	Further Details
1. Election of 12 Directors	FOR ALL	Page 18
2. Ratification of appointment of independent registered public accounting firm	FOR	Page 102
3. Advisory vote on executive compensation	FOR	Page 104

DIRECTOR NOMINEES

Name	Occupation	Age	Director Since	Independent	Other Current Public Company Directorships	Committees[1] A	C	N	F
Class A Directors									
Michael A. George	President and Chief Executive Officer *Qurate Retail, Inc.*	59	2018	✓	1	●	●(C)		●
Hubert Joly[2]	Formerly Executive Chairman of the Board of Directors *Best Buy Co., Inc.*	61	2009	✓	1		●		●(C)
Linda Findley Kozlowski	President and Chief Executive Officer *Blue Apron Holdings, Inc.*	48	2018	✓	1	●	●		●
Class B Directors									
Ralph Lauren	Executive Chairman and Chief Creative Officer	81	1997		0				
Patrice Louvet	President and Chief Executive Officer	56	2017		0				
David Lauren	Chief Innovation Officer, Vice Chairman of the Board and Strategic Advisor to the CEO	49	2013		0				
Angela Ahrendts	Formerly Senior Vice President, Retail *Apple, Inc.*	61	2018	✓	2			●	●
John R. Alchin	Retired Executive Vice President and Co-Chief Financial Officer *Comcast Corporation*	73	2007	✓	1	●(C)			●
Frank A. Bennack, Jr.[3]	Executive Vice Chairman and Chairman of the Executive Committee *The Hearst Corporation*	88	1998	✓	0	●	●	●	
Valerie Jarrett[4]	Senior Distinguished Fellow *University of Chicago Law School*	64	2020	✓	3	●			
Judith A. McHale	President and Chief Executive Officer *Cane Investments, LLC*	74	2001-2009, 2011	✓	2			●(C)	●
Darren Walker	President *Ford Foundation*	61	2020	✓	2				●

1. "A" refers to the Audit Committee of the Board (the "Audit Committee"), "C" refers to the Compensation & Organizational Development Committee of the Board (the "Compensation Committee"), "N" refers to the Nominating, Governance, Citizenship & Sustainability Committee of the Board (the "Nominating Committee"), and "F" refers to the Finance Committee of the Board (the "Finance Committee").
2. In Fiscal 2022, the Board refreshed the Lead Independent Director role and approved the appointment of Mr. Joly to serve as our new Lead Independent Director, effective following Mr. Joly's election as a Class A director at the 2021 Annual Meeting. In this new role, Mr. Joly will be invited to attend all Committee meetings following the 2021 Annual Meeting of Stockholders.
3. Mr. Bennack is currently a Class A Director and our current Lead Independent Director. He will stand for re-election to our Board at the 2021 Annual Meeting as a Class B director, after which he will no longer serve as our Lead Independent Director or as a member of the Compensation Committee.
4. Upon her appointment at the 2021 Annual Meeting, the Board expects to appoint Ms. Jarrett to the Nominating Committee.



DIRECTOR NOMINEES HIGHLIGHTS

Our Board is comprised of individuals with diverse business experiences, including financial expertise, active leadership, CEO experience in a variety of industries, international experience, product and channel experience, strong retail and digital commerce experience, and corporate citizenship, sustainability, regulatory and non-profit experience, and reflects diversity of gender, race, ethnicity, age, and international perspective. In the Board's annual self-evaluation, one of the factors that the Board expressly considers is whether the membership of the Board provides an adequate mix of characteristics, experience, and skills to serve the Company and its stockholders effectively.

Balanced Mix of Skills, Qualifications and Experience

Attributes/Experiences	CEO[1]	International Experience	Other Public Company	Retail/ Consumer Products	Digital	Strategic Planning	Finance/ Capital Allocation	Marketing/ Sales	Legal/ Regulatory Governance	Citizenship & Sustainability	Philanthropy	Diversity
Angela Ahrendts	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
John Alchin		✓	✓				✓				✓	✓
Frank A. Bennack, Jr.	✓	✓				✓	✓	✓	✓		✓	
Michael A. George	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Valerie Jarrett	✓		✓				✓		✓	✓	✓	✓
Hubert Joly	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Linda Findley Kozlowski	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
David Lauren		✓		✓	✓			✓		✓	✓	
Ralph Lauren	✓	✓		✓		✓		✓			✓	
Patrice Louvet	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓
Judith McHale	✓	✓	✓			✓	✓	✓	✓		✓	✓
Darren Walker		✓	✓	✓		✓	✓		✓	✓	✓	✓

1   Current or former CEO experience, public and private

Diverse Board Representation

50%

33% female nominees **4** Women

42% diverse nominees **2** Ethnic
3 National Origin
2 LGBTQIA+

*Tenure and age are as of June 2021

Range of Tenures*

0-5 👤👤👤👤👤👤

5+ 👤👤👤👤👤👤

Average Tenure: **<10 Years**

Mix of Ages*

45-55 👤👤

56-65 👤👤👤👤👤👤

66+ 👤👤👤👤

Average Age: **64.5**
66% are 65 or younger

For further information on these attributes and experiences, and a summary of individual skill sets, see page 19.



2021 BUSINESS HIGHLIGHTS

Delivered on our Next Great Chapter Strategic Plan in Fiscal 2021

During Fiscal 2021, we continued to execute on the strategies outlined in our five-year, Next Great Chapter Strategic Plan first announced in June 2018. This plan is intended to position the Company to deliver quality long-term sustainable growth and value creation. While the unforeseen impacts of COVID-19 significantly disrupted our operations in Fiscal 2021, we continued to deliver on several of our commitments in the third year of our Strategic Plan with gross margin expansion, raising average unit retail and improving quality of sales overall, all while continuing to protect liquidity and improve our long-term operating cost structure. Results included:

- **Winning Over a New Generation of Consumers**

  - Marketing investments increased to 6% of total revenues in Fiscal 2021, up from 4.5% last year, to support our brand elevation and drive consumer engagement, resulting in accelerated growth in global brand awareness and purchase intent

  - Strategically shifted investments toward innovative digital campaigns, including our Ralph Lauren x Bitmoji Collection with over 1 billion try-ons on Snapchat, virtual concert experience featuring Chance the Rapper, global Farfetch launch, our Spring '21 Collection digital experience featuring a livestream concert with Janelle Monáe, CLOT x Polo Ralph Lauren collaboration with Edison Chen, and debut sponsorship of the Australian Open

- **Energizing Core Products and Accelerating Under-Developed Categories**

  - Average unit retail ("AUR") across our direct-to-consumer network grew 26% for full year Fiscal 2021. All geographies exceeded our long-term targets of low- to mid-single digit annual AUR growth, led by more than 20% growth in both North America and Europe as we accelerated our brand elevation initiatives this year.

  - Continued to evolve our product mix to align with changing consumer preferences by region, including leveraging our core programs, driving our high-potential under-developed categories such as outerwear and fleece, and prudently building back into new seasonal assortments as consumer demand improves

  - Expanded into new digital platforms including the launch of 'The Lauren Look,' our first subscription apparel rental service, offering consumers an innovative new channel to experience, engage and ultimately shop the Lauren Ralph Lauren brand as they build their personal wardrobes in a rapidly evolving retail landscape

- **Driving Targeted Expansion in Our Regions and Channels**

  - Delivered sequential improvement across all geographies in the fourth quarter led by Asia and Europe, despite further government-mandated restrictions due to COVID-19 in both regions. North America comps strengthened into the end of the period, inflecting to positive 3% growth in the fourth quarter.

  - Strong continued momentum in the Chinese mainland, with Fiscal 2021 sales increasing more than 50% to the prior year and increasing more than 65% compared to Fiscal 2019

- **Leading with Digital**

  - Global digital revenue accelerated across both owned and wholesale digital channels and across all geographies in the fourth quarter driven by Connected Retail and new product initiatives, with owned digital sales increasing 52% to the prior year and total digital ecosystem sales up over 60%

  - Operating margins in our owned digital business expanded more than 1,000 basis points to last year for the full year. Digital margins were accretive to total company margin rate, with similar improvement across all regions.

- **Operating with Discipline to Fuel Growth**

  - Adjusted operating expenses decreased 16% to last year, driven by savings across compensation related expenses, rent and occupancy, travel and other expenses

  - Exceeded our lead time targets with approximately two-thirds of our products on lead times of six months or less, versus our long-term target of 50% by Fiscal 2023 and compared to 20% in Fiscal 2016

  - Concluded our brand portfolio review with a definitive agreement to sell Club Monaco, enabling our teams to focus our resources on our core brands as part of our Next Great Chapter elevation strategy



Total Shareholder Return (TSR) Performance

Our TSR for recent periods, relative to our compensation comparator group detailed on page 76 of the Compensation Discussion and Analysis ("CD&A") and the S&P 500, is set forth below. TSR is based on stock price appreciation, plus dividends reinvested, with starting and ending share prices based on average closing stock prices for the 20 trading days ending immediately prior to the beginning and end of the performance period. Results are varied with the Company outperforming our compensation comparator group for the three- and five-year periods ended Fiscal 2021 but behind the comparator group in the one year period ended Fiscal 2021 and behind the S&P 500 Index for the one-, three-, and five-year periods ended Fiscal 2021.



COMPENSATION OBJECTIVES, PRINCIPLES, AND PRACTICES

The key components of our executive compensation program for our named executive officers ("NEOs") consist of base salary, annual cash incentive, and long-term equity-based incentive opportunities. Our compensation plans are designed to link pay and performance, reward sustained business growth and results, and drive stockholder value. A majority of each NEO's compensation is variable in the form of annual cash incentive and long-term equity-based awards. For Fiscal 2021, as we navigated through the extraordinary challenges during the COVID-19 pandemic, the Compensation Committee, in conjunction with its third-party independent compensation consultant, reviewed and approved temporary changes to the design of the Fiscal 2021 executive compensation programs with a focus on retaining and motivating our management team.

Key takeaways impacting executive compensation for Fiscal 2021 only are:

- Based on market uncertainty and the financial impact to the Company, the Compensation Committee approved salary reductions, with mutual agreement by our NEOs

  - Our Executive Chairman and Chief Creative Officer, Ralph Lauren, did not receive a salary in Fiscal 2021 in addition to forgoing his Fiscal 2020 bonus

  - Our President & CEO, Patrice Louvet, received a 50% reduction in salary for the first quarter of Fiscal 2021

  - Every other NEO and each member of the Global Leadership Team, a group of approximately 140 business leaders across the Company, received at least a 20% reduction in salaries for the first quarter of Fiscal 2021

- Our non-employee directors agreed to forgo their quarterly cash compensation for the first quarter of Fiscal 2021

- Our annual cash incentive plan was driven by quantitative and qualitative key performance indicators ("KPIs") that considered all stakeholders and supported the Company's enterprise efforts to maximize its operations, reduce costs and leave the Company better positioned when more normal business operations resume. This change was temporary, and in Fiscal 2022 we will return to 100% quantitative financial goals for our annual cash incentive plan.

- When considering long-term incentives, the Committee did not believe that setting multi-year financial goals was a viable program design for Fiscal 2021. The beginning of our fiscal year, March 29, 2020, coincided with the approximate beginning of the pandemic in the United States. At this time, the stock market was extremely volatile and there was limited information regarding the impact COVID-19 might have on our industry and on our peers. As a result, we granted time-based Restricted Stock Units ("RSUs") to all named executive officers. This change was temporary, and for Fiscal 2022 we will return to granting performance-based equity awards as part of our long-term incentives.

The charts on page 13 show the balance of the variable and fixed elements that comprise the target total direct compensation for our NEOs.

- As a result of the ongoing uncertainties and impact the pandemic would have on long-term financial goals, during Fiscal 2021, the existing metrics under certain outstanding long-term equity Performance Share Unit ("PSU") awards granted prior to COVID-19 in Fiscal 2019 and Fiscal 2020 were reviewed and modified by the Committee to adjust these awards' performance metrics to remain performance-based and to limit payout to a maximum of 100% of target.



EXECUTIVE CHAIRMAN / CHIEF CREATIVE OFFICER - TARGET TOTAL DIRECT COMPENSATION



Fixed 9%
Variable 91%
Salary 9%
Equity 59%
Bonus 32%

CEO - TARGET TOTAL DIRECT COMPENSATION



Fixed 10%
Variable 90%
Salary 10%
Equity 60%
Bonus 30%

OTHER NEOs - TARGET TOTAL DIRECT COMPENSATION[1]



Fixed 22%
Variable 78%
Salary 22%
Equity 47%
Bonus 31%

1. Does not include benefits received by Mr. Smith under the Expatriate Program.



GOVERNANCE HIGHLIGHTS

Our Board and management are committed to sound corporate governance. We have in place a comprehensive governance framework which incorporates the corporate governance requirements of the Sarbanes-Oxley Act of 2002, the U.S. Securities and Exchange Commission (the "SEC"), and the New York Stock Exchange ("NYSE"). While we meet the eligibility requirements, we do not rely on the exceptions from certain of the NYSE's corporate governance listing requirements available to majority controlled companies. In keeping with good corporate governance practices, we maintain a majority of independent directors and our Board Committees are comprised solely of independent directors.

- **Independence** – Lead Independent Director and 75% independent Board

- **Board Leadership** – Separate Chairman and CEO roles

- **Annual Elections** – All directors are elected annually

- **Stock Ownership** – Director and executive stock ownership/holding requirements

- **Stockholder Engagement** – Longstanding commitment to stockholder outreach is conducted on an ongoing basis, and at least once annually, and actively informs corporate policies and practices

- **Board Refreshment and Succession Planning** – Continued commitment to Board refreshment, including rotation of Committee chairs at least every five years and formal annual evaluation of each director before standing for re-election and ongoing evaluation of new director candidates to ensure appropriate mix of skills, expertise, and backgrounds on the Board. In Fiscal 2021, this resulted in the addition of two new diverse directors and the departure of two long-tenured directors. Another long-tenured director, Joel Fleishman, will not be standing for re-election at the 2021 Annual Meeting, and the size of the Board will be reduced to 12 members. In Fiscal 2022, the Board also refreshed the Lead Independent Director role and approved the appointment of Hubert Joly to serve as the new Lead Independent Director, effective following Mr. Joly's election as a director at the 2021 Annual Meeting.

- **Citizenship & Sustainability** – Delegated environmental, social, and governance oversight to the newly renamed Nominating, Governance, Citizenship & Sustainability Committee and expanded its responsibilities regarding these matters

- **Strategy Engagement** – Prioritized independent director access to management with deep focus on strategy and engagement with additional special meetings, including (i) special meetings of the Finance Committee to advise on strategic priorities including the Next Great Chapter Strategic Plan which were attended by all independent members of the Board and included a full day special strategy session; (ii) a special meeting of the Audit Committee focusing on cybersecurity; (iii) a special Board effectiveness executive session; and (iv) quarterly review and analysis of enterprise risk management with each Board committee

- **Diversity Engagement** – Active engagement by the Board in the oversight of our corporate culture and deep focus on developing a diverse and inclusive culture that is aligned with our long-term mission and strategy

- **Education** – Enhanced our Board education program by creating an internal online learning portal, and enhanced our director orientation program for new directors

Special Meetings in Response to COVID-19 – In response to the COVID-19 outbreak and related impact to our operations, financial condition and the safety and wellbeing of our employees, consumers and partners, the Board, the Finance Committee, and the Compensation Committee convened additional special meetings throughout the fiscal year to provide management with oversight, input, and guidance into crisis management and navigating the evolving impacts of COVID-19 on the Company to ensure that the strength of our global business endures over the long-term.

STOCKHOLDER ENGAGEMENT

In Fiscal 2021, we continued our ongoing stockholder outreach efforts as we believe the input of our stockholders is an important driver in establishing our corporate governance, compensation, and citizenship and sustainability practices.



Through this ongoing outreach, we have received and considered valuable feedback regarding a variety of stockholder-related matters and we are pleased to highlight our recent achievements:

- **The Company's thoughtful, agile execution through the COVID-19 pandemic and actions to position the Company to emerge stronger and healthier than going into it.**

- **Adjustments to Executive Compensation taken in Fiscal 2021 in response to the pandemic including salary reductions by our NEOs and temporary changes to the Fiscal 2021 short-term and long-term incentive programs. For Fiscal 2021 only, we elected to use KPIs in the short-term incentive program and to grant time-based RSUs in the long-term incentive program with the intent to refocus our management team on protecting the health and safety of our teams and customers, stabilizing our environment and preserving our cash, and focusing on strategies to ensure we could emerge from the COVID crisis with strength. We plan to return to quantitative financial measures in both**

the short-term and long-term incentive plans in Fiscal 2022 and to also include Environmental, Social, and Governance ("ESG") metrics in the short-term incentive plan.

- **A new organizational structure to realign our teams to our accelerated strategic priorities and enable simpler, flatter team structures to enable greater consumer responsiveness.**

- **A longstanding commitment to stockholder outreach is conducted on an ongoing basis, and at least once annually, and actively informs corporate policies and practices.**

- **Board and Committee refreshment, enhanced focus on sustainability, more robust global citizenship and sustainability disclosures, and enhanced diversity and inclusion efforts were driven in part by results of stockholder engagement, among other initiatives to oversee corporate citizenship, sustainability, social and environmental issues and impacts.**

GLOBAL CITIZENSHIP & SUSTAINABILITY

In 2019, we launched our renewed citizenship and sustainability strategy, Design the Change. Our strategy was built on the values and purpose that have defined our business for more than half a century and remain central to the authenticity of our commitment for the next 50+ years. We set ambitious goals and integrated this strategy into every part of our business with a focus in three key areas: Creating Timeless Style, Protecting the Environment, and Championing Better Lives. We regularly conduct materiality assessments to help identify and prioritize the citizenship and sustainability issues, risks and opportunities that matter most to our business and stakeholders. Our most recent assessment was conducted in Fiscal 2019 and our next assessment will occur in Fiscal 2022.

Create Timeless Style

- Responsible Design
- Circularity Strategy
- Sustainable Materials
- Chemical Management

Protect the Environment

- Carbon & Energy
- Waste Management
- Water Stewardship

Champion Better Lives

- Diversity & Inclusion
- Worker Empowerment & Wellbeing
- Community Engagement & Philanthropy

Following are select highlights from Fiscal 2021: setting a goal to achieve net zero greenhouse gas emissions by 2040; launching a circularity strategy that will inform our product development and support more circular systems in our industry by designing out waste and pollution, keeping products and materials in use and regenerating natural systems; producing more than one-third of our product units aligned to our sustainable materials criteria; reporting expanded workforce diversity data; and adding the Task Force on Climate-Related Financial Disclosures (TCFD) Index to this year's report as well as reporting new carbon and water footprints.


CREATE TIMELESS STYLE
RESPONSIBLE DESIGN
SUSTAINABLE MATERIALS
CIRCULARITY
CHEMICAL MANAGEMENT
PROTECT THE ENVIRONMENT
CARBON & ENERGY
WASTE MANAGEMENT
WATER STEWARDSHIP
DESIGN THE CHANGE
RALPH LAUREN
DIVERSITY & INCLUSION
WORKER EMPOWERMENT & WELL-BEING
COMMUNITY ENGAGEMENT & PHILANTHROPY
CHAMPION BETTER LIVES

Please see page 41 for more information. Our most recently published Global Citizenship & Sustainability Report covering Fiscal 2021 and related events prior to publication in Fiscal 2022 may be found on our corporate website at *https://corporate.ralphlauren.com/citizenship-and-sustainability*.

RALPH LAUREN CORPORATION

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS

GENERAL INFORMATION REGARDING THE ANNUAL MEETING OF STOCKHOLDERS AND PROXY MATERIALS

This Proxy Statement is furnished to the stockholders of Ralph Lauren Corporation, a Delaware corporation, in connection with the solicitation by its Board of Directors of proxies for its 2021 Annual Meeting to be held exclusively online via live webcast at *www.virtualshareholdermeeting.com/RL2021* on Thursday, July 29, 2021, at 9:30 a.m., Eastern Time, or at any adjournments or postponements thereof. A proxy delivered pursuant to this solicitation may be revoked by the person executing the proxy at any time before it

is voted by giving written notice to our Secretary, by delivering a later dated proxy, or by voting online during the 2021 Annual Meeting. The address of our principal executive offices is 650 Madison Avenue, New York, New York 10022.

This Proxy Statement, the Annual Report on Form 10-K for the fiscal year ended March 27, 2021, and the Notice of Annual Meeting will be made available to our stockholders on our website, *http://investor.ralphlauren.com*, on or about June 17, 2021, and a full printed set of the proxy materials will be made available on request.



(PROPOSAL 1)
ELECTION OF DIRECTORS

Our Board is presently divided into two classes, with all directors being elected annually. Pursuant to our Amended and Restated Certificate of Incorporation, three Class A Directors will be elected by the holders of Class A Common Stock and nine Class B Directors will be elected by the holders of Class B Common Stock, each to serve until the 2022 Annual Meeting of Stockholders and until his or her successor is elected and qualified.

Over the last few years, the Board has undergone significant refreshment, resulting in a lower average tenure, younger average age, and broadened diversity of backgrounds, skills and experiences. Through this refreshment, a number of directors joined the Board with key experiences and attributes, such as public company CEOs and individuals with experience in international sales and operations and digital and commercial business. In 2021, we elected two new directors, Valerie Jarrett and Darren Walker, to our Board. At the 2021 Annual Meeting, one of our long-tenured directors, Joel Fleishman, will not be standing for re-election, and the size of our Board will be reduced to 12 members. Michael A. George, Hubert Joly, and Linda Findley Kozlowski have been nominated for election as Class A Directors. Ralph Lauren, Patrice Louvet, David Lauren, Angela Ahrendts, John R. Alchin, Frank A. Bennack, Jr., Valerie Jarrett, Judith A. McHale, and Darren Walker have been nominated for election as Class B Directors. In Fiscal 2017, we also appointed a

formal Lead Independent Director, Frank A. Bennack, Jr. In Fiscal 2022, the Board refreshed the Lead Independent Director role and approved the appointment of Hubert Joly to serve as the new Lead Independent Director, effective following Mr. Joly's election as a director at the 2021 Annual Meeting of Stockholders. Mr. Bennack will continue to stand for re-election to our Board at the 2021 Annual Meeting as a Class B director. For more information on the directors, please see "Director Nominees" on page 8 in the Proxy Summary section, "Board Diversity" on page 40, and "Board of Directors Effectiveness" on page 33.

We know of no reason why any nominee would be unable or unwilling to serve. If any nominee becomes unable or unwilling to serve for any reason, our Board, based on the recommendation of the Nominating Committee, may either reduce the number of directors or designate a substitute nominee. If a substitute nominee is designated, the persons named in the enclosed proxy will vote all proxies that would otherwise be voted for the named nominee or nominees for the election of such substitute nominee or nominees.

OUR BOARD RECOMMENDS A VOTE FOR EACH NOMINEE AS A DIRECTOR TO HOLD OFFICE UNTIL THE 2022 ANNUAL MEETING OF STOCKHOLDERS AND UNTIL HIS OR HER SUCCESSOR IS ELECTED AND QUALIFIED.



CLASS A DIRECTOR NOMINEES FOR ELECTION



Michael A. George

Age 59

Mr. George has been a director of the Company since May 2018. He has served as the President of QVC, Inc. ("QVC") since November 2005 and as its Chief Executive Officer since April 2006. In 2018, he was named CEO of QVC's parent, Liberty Interactive, which was subsequently renamed Qurate Retail, Inc. Mr. George previously held various positions with Dell, Inc. ("Dell") from March 2001 to November 2005, most notably as the Chief Marketing Officer and Vice President and General Manager of Dell's U.S. consumer business. Prior to that, Mr. George was a senior partner at McKinsey & Company and led the firm's North American Retail Industry Group. Mr. George previously served on the board of directors of Brinker International, currently serves on the board of directors of Qurate Retail, Inc., chairs the board of directors of the National Retail Federation, and serves on the boards of several not-for-profit organizations. The Board has determined that Mr. George is an audit committee financial expert.

Experience, Qualifications, Attributes and Skills

Mr. George brings to our Board extensive business experience through his role as President and Chief Executive Officer of QVC and Chief Executive Officer of Qurate Retail Group. His distinguished career, including his prior experience at Dell and McKinsey, provides him with critical perspective on operational and strategic issues facing the retail industry. As a result of his service as a member of the boards of other public companies and not-for-profit organizations, he also provides our Board with valuable insights regarding governance and other significant matters that come before our Board.



Hubert Joly

Age 61

Mr. Joly has been a director of the Company since June 2009 and will serve as the Lead Independent Director of the Board following his election at the 2021 Annual Meeting. He is the former Chairman and Chief Executive Officer of Best Buy Co., Inc. ("Best Buy") where he served from 2012 to 2020. In addition, Mr. Joly is currently a member of Johnson & Johnson's Board of Directors, a senior lecturer at Harvard Business School, and a member of the board of trustees of the Minneapolis Institute of Art. Previously, he served as President and Chief Executive Officer of Carlson from 2008 to 2012, after he joined Carlson in 2004 as President and Chief Executive Officer of Carlson Wagonlit Travel. He also previously served as Executive Vice President, American Assets at Vivendi Universal from 2002 to 2004 and in various other positions at Vivendi Universal since 1999. He previously served on the boards of Carlson, The Rezidor Hotel Group, Carlson Wagonlit Travel, and the World Travel and Tourism Council.

Experience, Qualifications, Attributes and Skills

Mr. Joly brings to our Board extensive management and leadership experience obtained as Chairman and Chief Executive Officer of Best Buy, as a director of Johnson & Johnson, as a member of the faculty at Harvard Business School, and formerly as President and Chief Executive Officer of Carlson and Carlson Wagonlit Travel. His positions give him critical insights into the issues facing a large international corporation, as well as unique perspective on issues and opportunities facing a large multi-channel retailer. Based on his current and past positions at Best Buy, Johnson & Johnson, Harvard Business School, Carlson, Carlson Wagonlit Travel, Vivendi Universal, Electronic Data Systems, and McKinsey & Company, Mr. Joly possesses a deep understanding of international issues affecting us and he provides our Board with valuable insight in the areas of leadership, governance, finance, financial reporting, and strategic planning.



Linda Findley Kozlowski

Age 48

Ms. Kozlowski has been a director of the Company since August 2018. Ms. Kozlowski has served as the President, Chief Executive Officer of Blue Apron Holdings, Inc. ("Blue Apron") since April 2019. Prior to that, she served as COO of Etsy, Inc., ("Etsy") with responsibility for product, design, marketing. and customer engagement and acquisition. Prior to Etsy, Ms. Kozlowski was COO of Evernote, where she oversaw worldwide operations, and led cross-functional teams in offices across seven countries. Previously, she was based out of Hong Kong and led global marketing, business development, and customer service for Alibaba.com. She has also held leadership positions in communications firms including Fleishman-Hillard, Text 100, and Schwartz Communications. Ms. Kozlowski holds a Master's degree in Journalism from UNC-Chapel Hill and an undergraduate degree in Corporate Communications from Elon University.

Experience, Qualifications, Attributes and Skills

Ms. Kozlowski has more than 25 years of experience in operations, international marketing, business development, public relations, and customer service. As President and CEO of Blue Apron, she is responsible for the entire strategy and operations of the business. As COO of Etsy, she was responsible for all revenue generating and go to market activities including product management, marketing, design, international expansion, and branding/communications. As COO of Evernote, she oversaw worldwide operations that drove revenue and global growth. She led cross-functional teams in offices across 10 countries. With a strong emphasis on global growth, Ms. Kozlowski's work at Etsy included growth across North America, Asia, Europe, Africa, Latin America, and Russia. She drives strategies and programs that balance global efficiency with local teams. These programs drive both user-growth and monetization strategies, as well as scalable customer experience management to maintain brand and positive user engagement.

CLASS B DIRECTOR NOMINEES FOR ELECTION



Ralph Lauren

Age 81

Mr. R. Lauren founded our business in 1967 and, for over five decades, has cultivated the iconography of America into a global lifestyle brand. He is currently our Executive Chairman and Chief Creative Officer and has been a director of the Company since prior to our initial public offering in 1997. He had previously been our Chairman and Chief Executive Officer since prior to our initial public offering in 1997 until November 2015. In addition, he was previously a member of our Advisory Board or the Board of Directors of our predecessors since their organization.

Experience, Qualifications, Attributes and Skills

Mr. R. Lauren is an internationally recognized fashion designer. His unique role as our Founder and Chief Creative Officer, as well as his experience as our previous Chief Executive Officer, provides our Board with valuable leadership, including in the areas of design, brand management, and marketing. Mr. R. Lauren's contributions to us since the founding of our business have been instrumental in defining our image and direction. As one of the world's most innovative design leaders and a fashion icon, his career has spanned over five decades that have resulted in numerous unique tributes for his role within the fashion industry. He is uniquely qualified to bring strategic insight, experience, and in-depth knowledge of our business and the fashion industry to the Board.



Patrice Louvet

Age 56

Mr. Louvet has served as our President and Chief Executive Officer since July 2017. Prior to joining the Company, he served as the Group President, Global Beauty, of Procter & Gamble Co. ("P&G") since February 2015. Prior to that role, Mr. Louvet held successively senior leadership positions at P&G, including the roles of Group President, Global Grooming (Gillette), and President of P&G's Global Prestige Business. Before he joined P&G, he served as a Naval Officer, Admiral Aide de Camp in the French Navy from 1987 to 1989. Mr. Louvet graduated from École Supérieure de Commerce de Paris and received his M.B.A. from the University of Illinois. He has served as a member of the board of directors of Bacardi Limited since July 2012 and as a member of the board of directors of the National Retail Federation since January 2020.

Experience, Qualifications, Attributes and Skills

Mr. Louvet brings significant leadership and business experience to the Board. His over 25 years in the consumer products industry, with oversight of multiple major global business units, have provided him with a deep understanding of building and growing brands. His position as the Company's President and Chief Executive Officer provides our Board with valuable perspective into the issues and opportunities facing the Company. Mr. Louvet's extensive background in managing internationally renowned prestige brands, along with his substantial experience in driving business transformation and innovation, provides our Board with critical strategic insights into our global business.





David Lauren

Age 49

Mr. D. Lauren is our Chief Innovation Officer, Strategic Advisor to the CEO, and Vice Chairman of the Board. From November 2010 to October 2016, he served as our Executive Vice President of Global Advertising, Marketing, and Communications. Prior to that, he served in numerous leadership roles at the Company with responsibility for advertising, marketing, and communications. He has been a director of the Company since August 2013. Mr. D. Lauren oversees the Company's innovation strategy, processes, and capabilities to drive its brand strength and financial performance across all channels. He has been instrumental in growing the Company's global digital commerce business and pioneering our technology initiatives. He serves on the board of directors of The National Museum of American History. Mr. D. Lauren is also the President of The Ralph Lauren Corporate Foundation (formerly known as The Polo Ralph Lauren Foundation). Before joining the Company in 2000, he was Editor-In-Chief and President of Swing, a general interest publication for Generation X. Mr. D. Lauren is the son of Mr. R. Lauren.

Experience, Qualifications, Attributes and Skills

Mr. D. Lauren brings strong leadership and business experience to our Board. He has been instrumental in the development of the Company's digital commerce business and the use of innovative marketing to build the Company's global fashion image as it has expanded internationally. Mr. D. Lauren has been recognized as a leader on the use of new technologies in retail marketing and on using digital platforms to market luxury brands. His in-depth knowledge of these areas and his current position as our Chief Innovation Officer and Vice Chairman of the Board provides our Board with valuable insight and perspective into our global digital, digital commerce, and technology initiatives.



Angela Ahrendts

Age 61

Ms. Ahrendts has been a director of the Company since August 2018. She most recently served as the Senior Vice President, Retail of Apple Inc. ("Apple") from May 2014 through April 2019. Prior to Apple, Ms. Ahrendts joined Burberry Group plc in January 2006 where she served as a director and Chief Executive Officer beginning in July 2006. She also previously served as Executive Vice President at Liz Claiborne, Inc., as President of Donna Karan International, Inc., and as a member of the United Kingdom's Prime Minister's Business Advisory Council. Ms. Ahrendts currently serves on the board of directors of Airbnb, Inc., WPP plc., Charity: Water, and the How Institute for Society.

Experience, Qualifications, Attributes and Skills

Ms. Ahrendts brings to our Board substantial business and leadership experience. Her most recent position as Apple's Senior Vice President, Retail and Online Stores, and her prior positions at multiple major fashion and apparel companies, such as Burberry, a luxury fashion company, Liz Claiborne, and Donna Karan, give her extensive experience with strategy, real estate and development, operations of physical stores, online stores and contact centers, as well as profound insights into the challenges and opportunities facing our industry. Her extensive background in guiding the retail strategy of renowned international brands, as well as her proven leadership track record in driving successful brand and business transformations, enable her to provide our Board with critical perspective and insight on business, operational, and strategic issues facing the Company.





John R. Alchin

Age 73

Mr. Alchin has been a director of the Company since February 2007. He served as Executive Vice President and Co-Chief Financial Officer and Treasurer of Comcast Corporation, a broadband cable provider offering a variety of consumer entertainment and communication products and services, from November 2002 to December 2007. Prior to that, he served as Executive Vice President and Treasurer of Comcast Corporation from January 2000 to November 2002. Mr. Alchin joined Comcast Corporation in 1990 as Senior Vice President and Treasurer. He is currently a member of the board of trustees of BNY Mellon Funds Trust, the board of trustees of the Philadelphia Museum of Art ("PMA"), the board of trustees of The Barnes Foundation, and the advisory group of Catalyst Investors. Mr. Alchin also serves on the audit committee of BNY Mellon Funds Trust and as Chairman of the PMA finance committee. Prior to serving on the board of trustees of BNY Mellon Funds Trust, he served as a member of the board of directors and on the audit committee of BNY Hamilton Funds, Inc. The Board has determined that Mr. Alchin is an audit committee financial expert.

Experience, Qualifications, Attributes and Skills

Mr. Alchin brings to the Board substantial business and financial experience. His experience as a Co-Chief Financial Officer and Treasurer of Comcast Corporation, a major broadband cable operator and content and programming supplier, provides our Board with valuable insight in the areas of corporate finance and capital formation, financial reporting, investor relations, and treasury functions. Mr. Alchin's financial expertise offers our Board a deep understanding of accounting and audit-related matters. In addition, his service as a member of the boards of various financial institutions provides our Board with perspective in the areas of corporate finance and governance matters.



Frank A. Bennack, Jr.

Age 88

Mr. Bennack has been a director of the Company since January 1998 and served as Lead Independent Director of our Board from Fiscal 2017. In Fiscal 2022, we refreshed the Lead Independent Director role, and following the 2021 Annual Meeting, Mr. Bennack will no longer serve in this role once he is appointed as a Class B director. He is Executive Vice Chairman of The Hearst Corporation ("Hearst") and served as Hearst's Chief Executive Officer from 1979 to 2002 and then again from June 2008 to June 2013. Mr. Bennack has been the Chairman of the executive committee and Executive Vice Chairman of the board of directors of Hearst since 2002. He serves on the board and is Chairman Emeritus of Lincoln Center for the Performing Arts, Chairman Emeritus of the New York-Presbyterian Hospital, Chairman of The Paley Center for Media, and a Managing Director of the Metropolitan Opera. He has previously served on the boards of Hearst-Argyle Television, Inc., Wyeth Corporation, and JPMorgan Chase & Co. The Board has determined that Mr. Bennack is an audit committee financial expert.

Experience, Qualifications, Attributes and Skills

Mr. Bennack brings to our Board a distinguished career and extensive business experience as Executive Vice Chairman of Hearst, one of the nation's largest private companies engaged in a broad range of publishing, broadcasting, cable networking, and diversified communications activities. His current position as Hearst's Executive Vice Chairman and previous position as Chief Executive Officer gives him critical insights into the operational issues facing a large corporation and provides our Board with valuable experience in the areas of finance, financial reporting, and strategic planning. As a result of his current and past service as a member of the boards of other various public companies and non-profit organizations, he provides our Board with perspective with respect to governance and other important matters that come before our Board. Mr. Bennack has been a member of our Board since 1998, and therefore, his extensive knowledge of our business is a valuable aspect of his service on our Board.



Valerie Jarrett

Age 64

Ms. Jarrett was appointed as a director of the Company in October 2020. She is a Senior Distinguished Fellow at the University of Chicago Law School, the president of the Obama Foundation and a senior advisor to ATTN:. She serves as Board Chair of When We All Vote and Co-Chair of The United State of Women. She also serves on the boards of Lyft, Sweetgreen, Ariel Investments, 2U, the Innocence Project, Time's Up, the Economic Club of Chicago, the Walgreens Boots Alliance, Sesame Street Workshop and the John F. Kennedy Center for Performing Arts. The Board has determined that Ms. Jarrett is an audit committee financial expert.

Experience, Qualifications, Attributes and Skills

Ms. Jarrett has a background in both the public and private sectors. Ms. Jarrett was the longest serving Senior Advisor to President Barack Obama. She oversaw the Offices of Public Engagement and Intergovernmental Affairs and Chaired the White House Council on Women and Girls. She served as the Chief Executive Officer of The Habitat Company in Chicago, Chairman of the Chicago Transit Board, Commissioner of Planning and Development, and Deputy Chief of Staff for Chicago Mayor Richard M. Daley. She also served as the director of numerous corporate and not-for-profit boards including Chairman and Chief Executive Officer of the Chicago Stock Exchange, Chairman of the University of Chicago Medical Center Board of Trustees, and Director of the Federal Reserve Bank of Chicago. Ms. Jarrett practiced law for ten years in both the private and public sectors, and has also received numerous awards and honorary degrees, including TIME's "100 Most Influential People" as well as the Abner J. Mikva Legal Legends Award.



Judith A. McHale

Age 74

Ms. McHale has been a director of the Company since November 2011 and also served as a director of the Company from 2001 to 2009. She has served as the President and Chief Executive Officer of Cane Investments, LLC since 2011. Ms. McHale previously served as the Under Secretary of State for Public Diplomacy and Public Affairs for the U.S. Department of State from 2009 to 2011. In 2006, Ms. McHale worked in partnership with the Global Environment Fund, a private equity firm, to launch the GEF/ Africa Growth Fund, an investment vehicle intending to focus on supplying expansion capital to small and medium-sized enterprises that provide consumer goods and services in emerging African markets. From June 2004 to December 2006, Ms. McHale served as the President and Chief Executive Officer of Discovery Communications, Inc., the parent company of Discovery Channel, and served as its President and Chief Operating Officer from 1995 to 2004. She currently serves on the boards of Hilton Worldwide Holdings Inc. and ViacomCBS Inc. She has previously served on the boards of directors of Host Hotel & Resorts, Inc., DigitalGlobe Inc., John Hancock Financial Services, Inc., Potomac Electric Power Company, Yellow Pages Group, and SeaWorld Entertainment, Inc.

Experience, Qualifications, Attributes and Skills

Ms. McHale brings to the Board extensive business and management experience. Through her roles as President and Chief Executive Officer and as Chief Operating Officer of Discovery Communications, Inc., Ms. McHale had broad-based responsibilities with respect to financial reporting, marketing, sales, and the creation of product development for a public company which provides the Board with valuable insight into operational and strategic issues facing us. She also possesses public company experience as demonstrated by her current experience on the boards of Hilton Worldwide Holdings Inc. and ViacomCBS Inc. as well as her prior experience on the boards of Host Hotel & Resorts, Inc., DigitalGlobe Inc., John Hancock Financial Services, Inc., Potomac Electric Power Company, Yellow Pages Group, SeaWorld Entertainment, Inc. and Viacom, Inc. In addition, Ms. McHale's prior government service provides the Board with unique perspectives on governmental matters, regulatory issues, and processes.





Darren Walker

Age 61

Darren Walker has been a director of the Company since July 2020. Mr. Walker has served since 2013 as president of the Ford Foundation ("Ford"), one of the world's largest foundations with an endowment of $14 billion. He is also the co-founder and chair of the US Impact Investing Alliance, and serves as a member of the board of directors of PepsiCo, Inc., Square, Inc., Carnegie Hall, National Gallery of Art, Lincoln Center for the Performing Arts, Friends of the High Line, and Friends of Art & Preservation in Embassies. Before joining Ford, Mr. Walker was vice president at the Rockefeller Foundation, overseeing global and domestic programs, and COO of the Abyssinian Development Corporation—Harlem's largest community development organization. Earlier, he had a decade-long career in finance at UBS and with the law firm Cleary Gottlieb Steen & Hamilton.

Experience, Qualifications, Attributes and Skills

Mr. Walker brings to our Board insight into the role of business in society gained through his role as President of Ford Foundation and leadership in many nonprofit and philanthropic organizations. Through his experience with an international network of diverse social and community initiatives, he provides the Board with a unique perspective on human capital management and talent development and insights on sustainability and public policy matters that are particularly valuable as the Company continues to focus on its sustainability and people and culture goals.



CORPORATE GOVERNANCE

OVERVIEW OF CORPORATE GOVERNANCE

To ensure that our Board reflects an appropriate mix of attributes, qualifications, experience, and skills and continues to provide effective oversight of the Company's strategy and performance, the Nominating Committee of the Board focuses on director succession and tenure. Over the last few years, the Board has undergone significant refreshment, resulting in a lower average tenure, younger average age, and broadened diversity of backgrounds, skills and experiences. Through this refreshment, a number of directors joined the Board with key experiences and attributes, such as public company CEOs and individuals with experience in international sales and operations and digital and commercial business. In 2021, we were pleased to elect two outstanding new directors, Valerie Jarrett and Darren Walker, to our Board who each brings extensive experience in critical areas, including corporate citizenship, sustainability, regulatory governance, government affairs, and finance expertise, and greatly complements the depth of knowledge and experience on our Board. At the 2021 Annual Meeting, one of our long-tenured directors, Joel Fleishman, will not be standing for re-election, and the size of our Board will be reduced to 12 members. In addition to refreshing the Board's composition generally, the Board regularly adjusts its committee chair and committee membership assignments. This promotes strong committee leadership and independence as well as director development and succession planning. After the 2021 Annual Meeting, our Board of Directors will be comprised of the following members:

- **our Executive Chairman;**
- **our Vice Chairman;**
- **our President and Chief Executive Officer;**
- **our Lead Independent Director; and**
- **eight other directors, all of whom are independent.**

Mr. Ralph Lauren is the controlling stockholder of the Company with a majority ownership of the Company's Class B Common Stock. Mr. R. Lauren founded Ralph Lauren Corporation in 1967, and has led our vision, strategy, and development over the years into the robust and growing company we are today after more than 54 years. The Board of Directors believes it is appropriate for Mr. R. Lauren to be Chairman of the Board, in an executive capacity, as he continues, with Mr. Louvet, to drive the strategic vision of our Company and to actively participate in setting our financial objectives and investment priorities. The Board also appointed Mr. R. Lauren's son, David Lauren, as Vice Chairman of the Board in October 2016 to deepen his engagement with our Company and the Board and lend his perspective to strategy, brand development, and innovation discussions at the Board level. Mr. Louvet has been a member of our Board since 2017 when he joined the Company as President and Chief Executive Officer.

In Fiscal 2017, we also appointed a formal Lead Independent Director, Frank A. Bennack, Jr. to provide strong, independent leadership for the Board and serve as a liaison between our Board and management. In Fiscal 2022, the Board refreshed the Lead Independent Director role and approved the appointment of Hubert Joly to serve as the new Lead Independent Director, effective following Mr. Joly's election as a director at the 2021 Annual Meeting of Stockholders. Mr. Joly brings extensive experience and proven leadership to the role as a director for twelve years on our Board and current Chair of our Finance Committee. Mr. Bennack will continue to stand for re-election to our Board at the 2021 Annual Meeting as a Class B director.

Our Board and management are committed to sound corporate governance. We have in place a comprehensive corporate governance framework which incorporates the corporate governance requirements of the Sarbanes-Oxley Act of 2002, the SEC, and the NYSE. While we meet the eligibility requirements, we do not rely on the exceptions from certain of the NYSE's corporate governance listing requirements available to majority controlled companies. In keeping with good corporate governance practices, we maintain a majority of independent directors and our Board Committees are comprised solely of independent directors.

In addition, pursuant to the Company's governing documents, each share of Class B Common Stock currently owned by Mr. R. Lauren will be automatically converted into one share of Class A Common Stock upon transfer to a person who is not Mr. R. Lauren, a member of his family, or an entity that is not owned by, or established for the benefit of, Mr. R. Lauren or members of his family. Following such conversion of all Class B Common Stock, the rights of holders of all outstanding common stock will be identical. Once converted into Class A Common Stock, the Class B Common Stock will never be reissued.



Our corporate governance practices include:

Board Composition, Policies and Practices	• Separate Chairman and Chief Executive Officer roles • Appointed Lead Independent Director; Lead Independent Director role to be refreshed following the 2021 Annual Meeting of Stockholders • 75% of Board is independent • Board refreshment efforts to align with corporate strategy, including addition of three directors in 2018 with CEO experience and strong digital commerce and retail expertise, and the addition of two new diverse directors in Fiscal 2021 with extensive corporate citizenship, sustainability, regulatory governance, government affairs, and finance expertise
Board Engagement	• Regular executive sessions of independent directors • Annual Board and Committee self-evaluations and formal evaluation of each Director prior to Annual Meeting • At least 90% Board and Committee meeting attendance • Enhanced engagement in strategy, including special meetings to advise on strategic priorities, and increased access to various levels of management across all regions • Extensive involvement in COVID-19 pandemic risk management, including special meetings on mitigating financial, operational, and human capital risk exposures associated with the global outbreak • Active engagement with diversity and inclusion initiatives as part of corporate culture oversight
Board Committees	• Board Committees are entirely independent • All members of the Audit Committee are financially literate, and four of five members are financial experts • Committee chairs and composition refreshed in August 2018 • Established 5-year term for Committee chairs • All independent directors serve on at least one Committee • Renamed and enhanced Nominating Committee in Fiscal 2020 to oversee corporate citizenship, sustainability, social and environmental issues and impacts
Stockholder Engagement	• All directors are elected annually • Stockholder advisory vote on executive compensation held annually • Longstanding commitment to stockholder outreach is conducted on an ongoing basis, and at least once annually, and actively informs corporate policies and practices • Board and Committee refreshment, enhanced focus on sustainability, and more robust global citizenship and sustainability disclosure were driven in part by results of stockholder engagement, among other initiatives to oversee corporate citizenship, sustainability, social and environmental issues and impacts • Participation by Lead Independent Director in stockholder outreach when requested

In addition, the key components of our corporate governance framework are set forth in the following documents:

- **our Amended and Restated Certificate of Incorporation;**

- **our Fourth Amended and Restated By-Laws;**

- **our Corporate Governance Policies;**

- **our Audit Committee Charter;**

- **our Nominating, Governance, Citizenship & Sustainability Committee Charter;**

- **our Compensation & Organizational Development Committee Charter;**

- **our Finance Committee Charter;**

- **our Code of Business Conduct and Ethics; and**

- **our Code of Ethics for Principal Executive Officers and Senior Financial Officers.**

Each of the above documents is available on our investor relations website at *http://investor.ralphlauren.com* by clicking on "Corporate Governance." Copies of these documents are available to stockholders without charge upon written request to our Investor Relations Department, 650 Madison Avenue, New York, New York 10022. Only the Board or a Committee of the Board with specific delegated authority, as appropriate, may grant a waiver under our codes of ethics to any director or executive officer, and any such waiver, or any amendments to our codes of ethics, will be promptly posted on our website.



COMPANY LEADERSHIP STRUCTURE

Separate Chairman and CEO Roles

The Board believes that the Company's current leadership structure, in which the roles of the Chairman and the CEO are separate, is appropriate for the Company at this time, taking into consideration the Company's evolving needs, corporate strategy, and operating environment. The separation of the Chairman and CEO roles enables the CEO to focus on the business, operations, and strategy of the Company, and allows the Company to leverage the Chairman's experience, perspective, and vision to serve the best interests of our stockholders. This structure, together with a strong Lead Independent Director, has proven particularly beneficial at this time given the complex and dynamic consumer and retail landscape in light of the COVID-19 pandemic.

Lead Independent Director

At the end of Fiscal 2017, the Board appointed a Lead Independent Director to provide strong, independent leadership for the Board.

At the beginning of Fiscal 2022, the Board refreshed the Lead Independent Director role and approved the appointment of Hubert Joly to serve as the new Lead Independent Director, effective following Mr. Joly's election as a director at the 2021 Annual Meeting of Stockholders. Mr. Joly brings extensive experience and proven leadership to the role as a director for twelve years on our Board and current Chair of our Finance Committee.

Under our Corporate Governance Policies, key responsibilities of the Lead Independent Director include, among other duties:

- **presiding at all meetings of the Board at which the Chairman or the Vice Chairman is not present and, when appropriate, at executive sessions of the independent directors;**

- **consulting the Chairman on establishing the agenda for Board meetings;**

- **together with the Nominating Committee, engaging in Board refreshment planning and succession planning for the Chairman and the Lead Independent Director positions;**

- **serving as Interim Chairman if necessary;**

- **serving as liaison between the Chairman and the independent directors, as appropriate;**

- **having the authority to call meetings of the independent directors, as appropriate;**

- **if requested by key stockholders, serving as a point of contact and communication for stockholders wishing to engage directly with the Board, other than through the Chairman; and**

- **leading executive sessions of the Board.**

DIRECTOR INDEPENDENCE AND NON-MANAGEMENT DIRECTOR MEETINGS

Our Board believes that a majority of our directors should be independent, and has determined that all non-management director nominees are independent: Angela Ahrendts, John R. Alchin, Frank A. Bennack, Jr., Michael A. George, Valerie Jarrett, Hubert Joly, Linda Findley Kozlowski, Judith A. McHale, and Darren Walker. Each of the current members of our Audit Committee, Compensation Committee, Nominating Committee, and Finance Committee detailed below are independent.

In considering the independence of our independent directors, we considered, among other factors, charitable contributions to entities affiliated with our independent directors and commercial transactions conducted, from time to time, in the ordinary course of business between us and certain entities affiliated with these directors. In the case of each of our independent directors, any such transactions have substantially the same terms as are prevailing at the time for comparable businesses and the indirect interest of the independent director in the charitable contribution or transaction, if applicable, was found to be immaterial and in amounts that do not impair the independence of the relevant director under our Corporate Governance Policies and the NYSE's corporate governance listing standards. Our guidelines for determining directors' independence are set forth as Appendix A to this Proxy Statement.

At each of our regularly scheduled Board and Committee meetings, the non-management, independent directors participate in an executive session without any members of the Company's management present. In Fiscal 2021, our independent directors met together as a Board, without any management representatives present, at least once per quarter. During these executive sessions of independent directors, our Lead Independent Director, or the Chairs of each of the Audit Committee, the Compensation Committee, the Nominating Committee, and the Finance Committee presided on a rotating basis based on the topics to be discussed.

MEETINGS AND DIRECTOR ATTENDANCE

Type of Meeting	Number of Meetings and Director Attendance
2020 Annual Meeting of Stockholders	Our directors are expected to attend each Annual Meeting of Stockholders. All directors nominated for election at the 2020 Annual Meeting of Stockholders attended the meeting.
Meetings of: • the Board; • the Audit Committee; • the Nominating Committee; • the Compensation Committee; and • the Finance Committee.	In Fiscal 2021: • our Board met eight times and conducted two additional executive sessions; • our Audit Committee met six times; • our Nominating Committee met four times; • our Compensation Committee met six times; and • our Finance Committee met nine times. All of the members of our Board attended at least 90% of the required meetings held by the Board and the Committees of the Board on which he or she served. The Board and its Committees also act from time to time by unanimous written consent in lieu of meetings.

Special Meetings in Response to COVID-19: In response to the COVID-19 outbreak and related impact to our operations, financial condition and the safety and wellbeing of our employees, consumers and partners, the Board, the Finance Committee, and the Compensation Committee convened additional special meetings throughout the fiscal year to provide management with oversight, input, and guidance into crisis management and navigating the evolving impacts of COVID-19 on the Company to ensure that the strength of our global business endures over the long-term.



INDEPENDENT COMMITTEES OF THE BOARD OF DIRECTORS

We require all four of our Board Committees to consist solely of independent directors — the Audit Committee, the Compensation Committee, the Nominating Committee, and the Finance Committee. The table below indicates the current membership of our Committees prior to any composition changes slated to follow the 2021 Annual Meeting.

Director	Audit Committee	Compensation Committee	Nominating Committee	Finance Committee
Angela Ahrendts			Member	Member
John R. Alchin	Chair			Member
Frank A. Bennack, Jr.[1]	Member	Member	Member	
Joel L. Fleishman[2]			Member	
Michael A. George	Member	Chair		Member
Valerie Jarrett[3]	Member			
Hubert Joly[4]		Member		Chair
Linda Findley Kozlowski	Member	Member		Member
Judith A. McHale			Chair	Member
Darren Walker			Member	

1. Upon his election as a Class B Director at the 2021 Annual Meeting, Mr. Bennack will no longer serve on the Compensation Committee.
2. Mr. Fleishman is not standing for re-election at the 2021 Annual Meeting.
3. Upon her appointment at the 2021 Annual Meeting, the Board expects to appoint Ms. Jarrett to the Nominating Committee.
4. Upon his appointment as Lead Independent Director following the 2021 Annual Meeting, Mr. Joly will be invited to attend all Committee meetings.

  Chair   Member



Audit Committee

- **Role of the Audit Committee.** The Audit Committee appoints our independent registered public accounting firm, and approves in advance all audit and permitted non-audit services performed by them and the scope and cost of their annual audits. The Audit Committee reviews, among other things: (i) the results of the independent registered public accounting firm's annual audits and quarterly reviews; (ii) management's compliance with our major accounting and financial reporting policies; (iii) the adequacy of our financial organization and management's procedures and policies relating to our internal control over financial reporting; and (iv) our compliance with applicable laws relating to accounting practice. The Audit Committee has adopted a formal policy for the approval of the performance of all audit and non-audit services of the independent registered public accounting firm. This policy is described under "(Proposal 2) Ratification of Appointment of Independent Registered Public Accounting Firm."

- **Audit Committee Financial Experts.** The Board has determined that each member of the Audit Committee is financially literate and that four of the five members of the Audit Committee are audit committee financial experts, as defined by the SEC: its Chair, Mr. Alchin; Mr. Bennack; Mr. George; and Ms. Jarrett.

Compensation Committee

- **Role of the Compensation Committee.** The Compensation Committee reviews and approves the compensation of executive officers and certain key members of our senior management and compensation plans and arrangements with respect to such executive officers and members of senior management. It also reviews and approves our compensation programs, including corporate metrics and milestones related to any Environmental, Social, and Governance ("ESG") factors included in the compensation plans, and may consult the Nominating Committee on ESG goals when establishing, monitoring, or reviewing performance goals. The Compensation Committee also administers the compensation plans in which certain employees may participate, including our

2019 Long-Term Stock Incentive Plan (the "2019 Stock Incentive Plan"), our currently expired Amended and Restated 2010 Long-Term Stock Incentive Plan (the "2010 Stock Incentive Plan"), which replaced our 1997 Long-Term Stock Incentive Plan (the "1997 Stock Incentive Plan"), our current Executive Officer Annual Incentive Plan ("EOAIP"), and our Executive Incentive Plan.

In addition, the Committee maintains oversight in the development of succession plans for certain key executive positions within our senior management, including the Chief Executive Officer and Executive Chairman, regularly meeting in executive session to evaluate internal and external candidates, presenting them to the full Board, and performing succession modeling. It also reviews and provides guidance on certain of our programs relating to our diversity, talent review, and leadership development. The Compensation Committee consults, as needed, with third-party compensation consultants, and may form and delegate its authority to subcommittees when appropriate.

The Compensation Committee oversees any stock ownership guidelines applicable to senior management and non-employee directors, and reviews and recommends to the Nominating Committee any changes to the compensation of the non-employee directors.

- **Compensation Committee Interlocks and Insider Participation.** The Compensation Committee is composed entirely of directors who are not our current or former employees, each of whom meets the applicable definition of "independent" under the listing standards of the NYSE and SEC rules and regulations. None of the members of the Compensation Committee during Fiscal 2021 (i) had any relationships requiring disclosure by us under the SEC's rules requiring disclosure of related party transactions or (ii) was an executive officer of a company of which any one of our executive officers is a director. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board or Compensation Committee. There are no Compensation Committee interlocks.



Nominating Committee

- **Role of the Nominating Committee.** The Nominating Committee identifies individuals qualified to become directors, recommends director nominees to the Board, develops and recommends corporate governance policies to the Board, recommends non-employee director compensation to the Board, reviews related party transactions, exercises oversight of the evaluation of the members of the Board and Committees, recommends to the Board policies and principles for Chief Executive Officer succession, selection and performance reviews, and reviews the Company's programs, policies, and practices relating to corporate governance, citizenship, sustainability, and social and environmental issues and impacts.

Finance Committee

- **Role of the Finance Committee.** The Finance Committee was established by the Company in Fiscal 2018 to oversee the Company's financial condition, policies, practices, and activities in support of the Company's long-range plan. The Finance Committee provides oversight to management regarding: (i) the establishment of strategic growth pillars for the Company; (ii) the alignment of the Company's financial resources with its strategic objectives; and (iii) the development and execution of the Company's growth strategy.

COVID-19 Committee Engagement

- **Role of the Committees During COVID-19 Pandemic.** During 2020, each committee reviewed and considered how COVID-19 impacted each of its areas of oversight and responsibility. In response to the unprecedented pandemic outbreak and related impact to our operations, in addition to special Board meetings described in "Board of Directors Oversight of Risk," the Finance Committee convened additional special meetings to discuss actions to strengthen liquidity, preserve cash, and ensure the safety and well-being of our employees, consumers and the communities in which we operate globally. Similarly, due to the severity of the COVID-19 impact to the business in Fiscal 2021, the Compensation Committee held regular and special meetings throughout Fiscal 2021 to actively review the impact on our compensation programs for

Fiscal 2021, in conjunction with the Committee's outside compensation consultant.

BOARD OF DIRECTORS EFFECTIVENESS

Independent Board Assessment

In Fiscal 2018 and Fiscal 2021, the Nominating Committee engaged an independent third-party consultant to conduct individual interviews with each director, including management members of the Board, and to perform an objective analysis of the Board's governance structure, evaluation process, and overall effectiveness.

Since receiving the results of these independent third-party assessments, the Nominating Committee has conducted a quarterly Board Effectiveness Review to ensure implementation of certain recommendations from the assessment, such as:

- **August 2018 refreshment of Committee assignments and chairs, which revitalized the skill sets represented on each Committee;**

- **Continued commitment to Board refreshment, including continuously evaluating new director candidates to ensure diversity on our Board and appropriate mix of skills and expertise, resulting in the recent additions of new diverse directors Valerie Jarrett and Darren Walker in 2021 and the departure of three long-tenured directors in the last 2 years;**

- **As part of the commitment to Board refreshment, implementation of a formal annual evaluation to ensure each director has the appropriate mix of characteristics, experience, and skills to serve the Company and its stockholders effectively before the Board nominates any director for re-election at the Annual Meeting;**

- **Rotation of Committee chairs at least every five years;**

- **Expansion of the Board education program and creation of an online Director Education Portal for internal Ralph Lauren classes on the Company and our business;**

- **Director Orientation program for new directors, consisting of one-on-one meetings with senior management and extensive written materials to**



familiarize the new directors with the Company's business, financial performance, strategic plans, compensation programs, and corporate governance policies and practices; and

- **Additional training provided to directors who assumed new leadership positions, e.g., Committee chairs, in connection with Committee composition refreshment.**

Notably, these independent assessments have led to a focus on Board exposure to management and deeper engagement with business strategy, which the Board intends to continue to emphasize. In Fiscal 2021, this effort has included, among other actions:

- **Opportunities for Board discussions with members of the executive leadership team, the creative design management team, as well as various levels of management across all regions;**

- **Special meetings of the Finance Committee focusing on the Next Great Chapter Strategic Plan and managing the COVID-19 crisis which were attended by all independent members of the Board, including a full day special strategy session;**

- **A special meeting of the Audit Committee focusing on cybersecurity;**

- **Quarterly review and analysis of enterprise risk management with each Board Committee;**

- **A special Board effectiveness executive session;**

- **Regular presentations by senior executives on our Next Great Chapter Strategic Plan pillars at the quarterly Board and Committee meetings; and**

- **Opportunities to review the Company's competitive landscape, to assess firsthand the execution and impact of the Company's Strategic Plan, and to engage with senior leaders throughout the Company to deepen the Board's understanding of our business.**

Board Effectiveness is a continuing focus, and the Nominating Committee anticipates performing an independent assessment periodically to obtain an independent review and analysis of its performance. When the Nominating Committee engages a third party to assist it, the Committee approves the fees that we pay for these services.

Focus on Strategy, Diversity and Succession Planning

Our Board is actively engaged with the Company's strategy, and during 2020, the Board was actively engaged in monitoring the impact of COVID-19 on the Company's strategy. Our entire Board acts as a strategy committee as it reviews and oversees progress on the Company's Strategic Plan quarterly, including during executive sessions without Company management present.

Annually, the Board conducts an in-depth review of the Company's long-term strategic plan, performance, and capital structure. The Finance Committee additionally takes a more in-depth and active role in strategy as it receives regular updates on strategy key performance indicators ("KPIs") and periodically reviews the alignment between our risk management program and our strategic priorities.

These discussions have also been traditionally enhanced with experiences scheduled outside the regular meetings at our headquarters, such as market or store visits, which provided our directors with an opportunity to see live the Company's operations, to assess firsthand the execution and impact of the Company's strategy, and to engage with senior leaders throughout the Company to deepen their understanding of our business. Visits to the field will be planned again post the COVID-19 pandemic. Furthermore, a full-day strategy meeting is scheduled annually for the Finance Committee, and all members of the Board are invited to attend.

In September and December 2020 and in January 2021, all independent members of the Board attended special meetings of the Finance Committee on the Next Great Chapter Strategic Plan and deep dives into the plan's strategic pillars. The Finance Committee has since received follow-up updates at its regular quarterly meetings and at several additional special meetings on strategy.

Strategy remains at the forefront of our robust succession planning process. With a focus on evolving the Board with respect to the Company's strategy, the Nominating Committee regularly reviews the skills and experience of the Board in consideration of the Board's needs for the upcoming year regarding strategy, the



appropriate size, and the current composition of the Board in light of independence, diversity of backgrounds, age, availability of service, and tenure of its members, among other attributes.

Given the global economic and social conditions of unrest in Fiscal 2021, our Board was actively engaged in the oversight of our corporate culture and is continuously focused on developing a diverse culture that is aligned with our long-term mission and strategy. During 2020 to date, the Board received regular updates on our continued efforts to strengthen our diversity and inclusion ("D&I") efforts across all race, ethnicity, gender and sexual orientation landscapes to ensure that equal leadership and development opportunities were available for all employees. The Board has also been regularly informed of the work of our management Global D&I Steering Committee that is directly accountable for executing on our D&I strategies to provide a robust structural framework to advise and act upon our commitments to racial equality.

The Board is also actively engaged in succession planning with regard to senior management, including the Executive Chairman and the President and Chief Executive Officer. The Compensation Committee regularly reviews and considers such succession plans, and reports on such plans and potential candidates during executive session of the full Board. The Compensation Committee members and members of senior management regularly meet to evaluate internal and external candidates, acquaint such candidates with members of the Board, and perform succession modeling.

Board and Committee Evaluations

Pursuant to the Company's Corporate Governance Guidelines and the Charters of each of the Board's Committees, the Board and each of its Committees conducts an evaluation at least annually.

Our processes enable directors to provide anonymous and confidential feedback on topics including:

- Board/Committee information and materials, including updates provided during the COVID-19 pandemic;

- Board/Committee meeting mechanics;

- Board/Committee composition and structure (including diversity and mix of skills, qualifications, viewpoints, and experience);

- Board/Committee responsibilities and accountability (including with respect to strategy, risk management, operating performance, CEO and management succession planning, corporate governance, citizenship and sustainability, and corporate culture);

- Board meeting and executive session conduct and culture; and

- Overall performance of Board members.

To promote effectiveness of the Board, the results of the Board evaluation are reviewed and addressed by the Nominating Committee in executive session and then by the full Board in an executive session led by the Chair of the Nominating Committee and the Lead Independent Director. The results of each Committee's evaluation are discussed at an executive session of the applicable Committee and further discussed by the full Board as appropriate. Before the Board nominates any director for re-election at the Annual Meeting, the Nominating Committee conducts a formal annual evaluation to ensure each director has the appropriate mix of characteristics, experience, and skills to serve the Company and its stockholders effectively.

These evaluations, as well as the Fiscal 2018 and 2021 independent third-party assessment described above, have had a meaningful impact on Board refreshment and succession planning. As a testament to the effectiveness of these assessments, in Fiscal 2019 and Fiscal 2020, the Board added three new independent directors, two of whom are female, prioritized deeper Board engagement with Company strategy, enhanced access to global management across various levels, refreshed the composition of the Committees of the Board, and enhanced director education. Board refreshment continued in Fiscal 2021 with the addition of two new diverse directors. These refreshment efforts demonstrate the Board's focus on ensuring that each member of the Board brings the necessary skills and areas of expertise to contribute to discussions on the Company's strategic initiatives and to oversee the risks that face our business and as they evolve.



BOARD OF DIRECTORS OVERSIGHT OF RISK

Our management is responsible for understanding and managing the risks that we face in our business, and the Board is responsible for overseeing management's overall approach to risk management. The involvement of the full Board in reviewing our strategic objectives and business plans is a significant element of the Board's assessment of management's approach and tolerance for risk. In addition, the Committees of the Board report to the full Board at regularly scheduled Board meetings on any identified material risks within that Committee's area of responsibilities.

In Fiscal 2021, each Committee reviewed a quarterly Enterprise Risk Management report setting forth the risks overseen by each Committee of the Board.

The Audit Committee has responsibility for oversight of the Company's financial statements and financial reporting related risks, including those related to our accounting, auditing, and financial reporting practices, as well as cybersecurity risks. In addition to the Committee's quarterly review of the Company's cybersecurity program, the Audit Committee held a special meeting on cybersecurity during Fiscal 2021.

The Finance Committee has responsibility for oversight of the Company's financial condition and the assessment of financial strategic risks, including the adequacy of any policies, procedures, and controls designed by management to assess and manage these risks.

The Compensation Committee has responsibility for the oversight of our compensation policies and practices, including conducting annual risk assessments, and evaluating and approving our executive compensation and benefit plans and programs.

The Nominating Committee has responsibility for the oversight of the Company's governance structure, including succession planning, and has been enhanced to oversee environmental, social, and governance risks applicable to the Company, including citizenship and sustainability issues, and reports regularly to the full Board on these risks and opportunities. In addition to the Committee's quarterly review of the Company's citizenship and sustainability risk, in May 2021, the

Committee reviewed the Company's annual Design the Change report and its Climate Risk Report, also presented to the full Board.

The Board also receives regular reports from our CEO, CFO, Chief Legal Officer, and other key members of senior management regarding various enterprise risk management issues, including operational, strategic, legal, and regulatory, cybersecurity and global information systems, internal audit, financial and reputational risks.

It is also informed and engaged when new risks arise. For example, in response to the COVID-19 global pandemic outbreak, the Board received reports from a cross-functional team of executive officers and members of management to assess risks to our business and to implement the steps necessary to navigate the impact of the pandemic on our employees, consumers, and the communities in which we operate globally. The input of the Board and the Finance Committee was actively sought in special meetings throughout Fiscal 2021 to counsel management on strategies to position the Company to weather the impacts of the global pandemic and emerge in a strong position post COVID-19.

The Company believes that the Board's leadership structure, discussed in detail under "Company Leadership Structure" on page 29 of this Proxy Statement, supports the risk oversight function of the Board by providing for a separate role for the chairman of the Board and the CEO, and open communication between management and the Board facilitated by a Lead Independent Director. In addition, seasoned independent directors chair each of the Board's four Committees, which provide in-depth focus on certain categories of risks.

OVERVIEW OF ENVIRONMENTAL, SOCIAL, AND GOVERNANCE RISK OVERSIGHT

We believe that delivering the next 50 years for our Company means carefully managing our impact on the environment and society, and our performance is inextricably linked to the sustainability of the world in which we operate. As a result, the full Board considers sustainability to be a vital element of our business strategy and its oversight thereof. Recently, we have made strides in ensuring this oversight is as robust as



possible, with the following enhancements in our programs, policies, and practices:

- **Nominating Committee.** In May 2019, the former Nominating Committee was renamed the "Nominating, Governance, Citizenship & Sustainability Committee," and the enhanced Committee oversees, and receives regular quarterly reports on, environmental, social, and governance issues and liaises directly with members of management on such risks and opportunities.

- **Chief Supply Chain and Sustainability Officer.** In Fiscal 2020, the Company created a new role and appointed its first Chief Supply Chain and Sustainability Officer to lead the Company's citizenship and sustainability strategy. The Chief Supply Chain and Sustainability Officer chairs our Global Citizenship & Sustainability Senior Steering Committee, comprised of leaders from across the Company. We also established internal working groups across all business functions to define and implement our citizenship and sustainability initiatives.

- **Sustainability KPIs.** The Nominating Committee receives regular updates on the sustainability metrics and goals presented in our Global Citizenship & Sustainability Reports and reports to the Board on such progress. The Board also receives an annual sustainability KPI update as well as copies of the Company's sustainability reports, including the annual Design the Change report and Climate Risk Report.

- **Audit Committee and Finance Committee.** As part of the larger oversight of enterprise risk management, both the Audit Committee and the Finance Committee provide high-level monitoring of any sustainability risks, as applicable, and the Finance Committee directly engages on strategy initiatives, including those impacting sustainability and corporate citizenship.

- **Compensation Committee.** In addition to overseeing the compensation of our executive officers and certain key members of our senior management, the Compensation Committee regularly reviews the Company's people and development strategy, including with regard to our employee diversity, respect, and inclusion initiatives.

For more information, please see the map of the Company's sustainability risks in our most recently published Global Citizenship & Sustainability Report covering Fiscal 2021 and significant events prior to publication in Fiscal 2022 available on our corporate website at *https://www.corporate.ralphlauren.com*.

ANALYSIS OF RISKS ARISING FROM COMPENSATION POLICIES AND PROGRAMS

At the beginning of Fiscal 2021, consistent with its annual review process, the Compensation Committee reviewed an assessment by management of our compensation programs and practices for our employees, including our executive and non-executive programs and practices. This annual assessment focused on program design features and controls to evaluate whether such programs encourage unnecessary or excessive risk taking, and how policies and programs are structured to mitigate any such risks. Initial uncertainties surrounding the COVID-19 pandemic and the related market volatility affected many of our compensation decisions in Fiscal 2021. The Compensation Committee, in conjunction with its third-party independent compensation consultant, reviewed and approved temporary changes to the design of the Fiscal 2021 executive compensation programs with a focus on retaining and motivating our management team as we navigated through these extraordinary challenges during the crisis.

Selected key elements of our compensation programs that were reviewed include the following:

- **Pay Mix and Structure.** Our executive compensation programs appropriately balance both short-term and long-term performance through our annual cash incentive bonus program and long-term equity awards. The maximum payout in the cash incentive bonus program was reduced from 200% of target to 125% of target for Fiscal 2021 (for Mr. Louvet, the maximum payout was reduced from 150% of target to 125% of target). Equity awards granted in Fiscal 2021 deliver value to employees through stock price appreciation. A significant portion of variable pay is delivered through equity awards with vesting schedules covering multiple years, thus emphasizing long-term Company performance and retention.

- **Incentive Caps.** Our executive annual cash incentive bonus plan as well as our non-executive bonus plans do not allow for unlimited payouts. We believe that the range of payouts should be capped to avoid encouraging decisions that maximize short-term gain at the expense of long-term viability. Due to the impact of the COVID-19 pandemic, the performance measures for certain in-flight performance share units ("PSUs") granted prior to Fiscal 2021 were modified in a manner that preserved the intended incentive and retention value without creating a windfall, with payout of these awards capped at target.

- **Performance.** To strengthen the relationship between pay and performance, our executive annual cash incentive bonus plan and our non-executive commission and bonus plans are subject to the achievement of pre-established performance goals, which are established independently of plan participants at the beginning of each fiscal year. For our Fiscal 2021 annual cash incentive bonus program, we used KPIs that had quantitative and/or qualitative objectives in the context of our five key stakeholders (our employees, our customers and brand, our stockholders, our partners and our communities) to measure performance. We will return to quantitative financial metrics in Fiscal 2022. For our long-term equity awards, performance metrics were not applied to the Fiscal 2021 plan as all equity recipients received time-based RSUs. The Executive Chairman's RSUs vest 100% on the third anniversary of the grant date. For other NEOs (including the CEO), grants were equally divided between RSUs that vest 100% on the third anniversary of the grant and RSUs that vest on a pro rata basis on the anniversary date of the grant over three years. We will return to the use of quantitative financial metrics in our long-term equity awards in Fiscal 2022. Although our traditional quantitative financial results were not applicable in Fiscal 2021 due to the COVID-19 pandemic, we believe that the reduced maximum payout in our executive annual cash incentive bonus plan, elimination of upside on our stock awards and continued review of design elements mitigated risk in our compensation.

- **Change in Control Policy.** The change in control arrangements for our NEOs provide for cash payments only upon actual termination of employment. All unvested equity awards are subject to "double-trigger" vesting so that acceleration of vesting does not occur unless the executive's employment is actually terminated under certain limited circumstances following a change in control. Our employment agreements do not provide for any excise tax gross-up provisions.

- **Ownership Guidelines.** We have stock ownership guidelines for our directors, the NEOs, and select other members of our senior management group that are intended to align the interests of these individuals with our stockholders. As a result, such individuals may be less likely to take short-term risk if a meaningful portion of their personal financial investment is linked to our long-term holdings.

- **Clawback Policy.** We have adopted a clawback policy applicable to our NEOs. Under our clawback policy, the Compensation Committee may, in its reasonable discretion, require a NEO to reimburse us for the amount of any payment previously received by such officer under our cash incentive bonus plan as well as our long-term equity plan if, as a result of such officer's intentional misconduct or gross negligence, we are required to restate our financial statements.

- **Anti-Hedging and Anti-Pledging Policies.** Our NEOs as well as Board members are prohibited from pledging Company securities as collateral for a loan or from holding Company securities in a margin account. In addition, all employees and Board members are prohibited from hedging Company securities, whether or not issued by the Company, including by way of forward contracts, equity swaps, collars, exchange funds, or other financial instruments that are designed to hedge or offset any decrease in the market value of the Company's securities.

As a result of this review, the Compensation Committee determined that any risks that may result from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on our Company.



DIVERSITY AND DIRECTOR NOMINATING PROCEDURES

Our Board is comprised of individuals with diverse backgrounds, skill sets and business experiences, including financial expertise, active leadership, CEO experience in a variety of industries, international experience, product and channel experience, strong retail and digital commerce experience, and most recently corporate citizenship, sustainability, regulatory governance and government affairs expertise. Our Board members also have extensive experience on the boards of other companies and organizations, which provides an understanding of different business strategies and challenges. In seeking new Board members, we focus on adding diverse backgrounds and new skills and experiences necessary to oversee the Company's business strategy and initiatives and fulfill the Board's risk oversight obligations. At the 2018 Annual Meeting, we were pleased to elect three new outstanding individuals to our Board, Angela Ahrendts, Michael A. George, and Linda Findley Kozlowski, each of whom brings extensive experience in retail and the digital space. In Fiscal 2021, we continued to focus on diversity of backgrounds, skill sets and experiences on our Board with the additions of Valerie Jarrett and Darren Walker, each of whom is an expert on citizenship and philanthropy and were first recommended for election to our Board by a third-party search firm. As part of our Board refreshment efforts, Mr. Fleishman, a long-tenured member of our Board, will not stand for re-election at the 2021 Annual Meeting. These Board refreshment changes are aligned with the strategic initiatives of our Chairman and our CEO and are complementary to the depth of knowledge and experience currently on our Board.

The Nominating Committee identifies and evaluates candidates for nomination as directors and submits its recommendations to the full Board for its consideration. The Nominating Committee, guided by the membership criteria established by the Board in our Corporate Governance Policies, seeks highly qualified candidates who combine a broad spectrum of experience and expertise with a reputation for integrity. We maintain a majority of independent directors, and the Board considers a number of factors in selecting director candidates. Although we do not have a formal policy concerning diversity considerations, the Nominating Committee seeks nominees with a broad range of experience from a variety of industries and professional disciplines, such as finance, professional services, retail, digital commerce, technology, and corporate citizenship, along with a diversity of gender, race, ethnicity, national origin, age, and geographic location in determining the appropriate composition of the Board and identifying director nominees. When the Nominating Committee identifies an area in which the Board may benefit from greater representation, it may focus its candidate search on particular experience, background, or diversity characteristics, including gender, racial, ethnic, and geographical attributes.

In addition, the Board considers the contributions the individual can make to the Board and management as we strive for a body of directors reflecting different genders, racial and ethnic backgrounds, and professional experiences and expertise necessary for the Board to fulfill its responsibilities and leading to a more effective oversight and decision-making process. In the Board's annual self-evaluation, one of the factors that the Board expressly considers is whether the membership of the Board provides an adequate mix of characteristics, experience, and skills to serve the Company and its stockholders effectively.



Board Diversity Matrix

As presented in the chart below, we believe our Board offers a diverse range of key skills and experience to provide effective oversight of the Company and create long-term sustainable growth for our Company through successful execution of the Company's strategic plan. This high-level summary is not intended to be an exhaustive list of each director nominee's contributions to the Board.

Balanced Mix of Skills, Qualifications and Experience

Attributes/Experiences	CEO[1]	International Experience	Other Public Company	Retail/ Consumer Products	Digital	Strategic Planning	Finance/ Capital Allocation	Marketing/ Sales	Legal/ Regulatory Governance	Citizenship & Sustainability	Philanthropy	Diversity
Angela Ahrendts	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
John Alchin		✓	✓				✓				✓	✓
Frank A. Bennack, Jr.	✓	✓				✓	✓	✓	✓		✓	
Michael A. George	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Valerie Jarrett	✓		✓				✓		✓	✓	✓	✓
Hubert Joly	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Linda Findley Kozlowski	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
David Lauren		✓		✓	✓			✓		✓	✓	
Ralph Lauren	✓	✓		✓		✓		✓			✓	
Patrice Louvet	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓
Judith McHale	✓	✓	✓			✓	✓	✓	✓		✓	✓
Darren Walker		✓	✓	✓		✓	✓		✓	✓	✓	✓

1   Current or former CEO experience, public and private

Diverse Board Representation



33% female nominees | **4** Women

42% diverse nominees | **2** Ethnic
3 National Origin
2 LGBTQIA+

*Tenure and age are as of June 2021

Range of Tenures*



0-5

5+

Average Tenure: <**10 Years**

Mix of Ages*




45-55

56-65

66+

Average Age: **64.5**
66% are 65 or younger

Role of Nominating Committee in Director Nomination

The Nominating Committee solicits and receives suggestions for, as well as comments upon, director candidates from other directors, including the Executive Chairman of the Board and the Lead Independent Director, and usually engages third parties either to assist in the search for director candidates or to assist in gathering information regarding director candidates' background, experience, and skills.

The Nominating Committee will consider candidates recommended by our directors, members of management and stockholders, and will evaluate candidates properly recommended by stockholders on the same basis as other candidates. Candidates should have experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated. Upon receiving a stockholder recommendation, the Nominating Committee will initially determine the need for additional or replacement members of the Board and then evaluate the candidate based on the information it receives with the stockholder recommendation or that it may otherwise acquire, and may, in its discretion, consult with the Executive Chairman, the Lead Independent Director and other members of our Board. If the Nominating Committee determines that a more comprehensive evaluation is warranted, it may obtain additional information about the director candidate's background and experience, including by means of interviews with the candidate.

Our stockholders may recommend candidates at any time, but the Nominating Committee requires recommendations for election at an annual meeting of stockholders to be submitted to the Nominating Committee no later than 120 days before the first anniversary of the date of the proxy statement sent to stockholders in connection with the previous year's Annual Meeting of Stockholders in order to be considered for nomination by the Nominating Committee. The Nominating Committee believes this deadline is appropriate and in our best interests and those of our stockholders because it ensures that it has sufficient time to evaluate properly all proposed candidates. Therefore, to submit a candidate for consideration for nomination at the 2022 Annual Meeting of Stockholders, a stockholder must submit the

recommendation, in writing, by February 17, 2022. The written notice must include:

- all information relating to each potential candidate whom the stockholder is recommending that would be required to be disclosed in a solicitation of proxies for the election of such person as a director pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended ("Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serve as a director if elected;

- the name and address of the stockholder giving the notice, as they appear on the Company's books, and of the beneficial owner of those shares; and

- the class and number of shares which are owned beneficially or of record by the stockholder and the beneficial owner.

Recommendations must be sent to the Nominating, Governance, Citizenship & Sustainability Committee, Office of the Secretary/Legal Department, Ralph Lauren Corporation, 100 Metro Boulevard, Nutley, New Jersey, 07110.

Our stockholders may directly nominate an individual for election as a director at an annual meeting of stockholders by complying with the nominating procedures set forth in our Fourth Amended and Restated By-laws, which are described below under the caption "Additional Matters — Stockholder Proposals for the 2021 Annual Meeting of Stockholders."

GLOBAL CITIZENSHIP & SUSTAINABILITY

In 2019, we launched our renewed citizenship and sustainability strategy, Design the Change. Our strategy is built on the values and purpose that have defined our business for more than half a century, and it is based on our belief that, together with our industry, we can deliver the change required to create a positive impact in society and a more sustainable future.

We set ambitious goals and integrated our strategy into every part of our business with a clear focus on three pillars: Creating Timeless Style, Protecting the Environment and Championing Better Lives. Following are highlights from our strategy and achievements from Fiscal 2021. To learn more, read our full Fiscal 2021



Global Citizenship & Sustainability Report available at *https://corporate.ralphlauren.com/ citizenship-and-sustainability*.

Create Timeless Style

Ralph Lauren products are designed with a sense of timelessness. We create iconic garments that our consumers treasure for a lifetime by matching longevity of style with quality of manufacture. We aspire to use responsibly sourced and sustainable materials that prolong product life while requiring less from our planet.

One of the key ways we aim to deliver on this is through our approach to design. Anchored in our long-standing vision of timeless style, in Fiscal 2021, we launched a comprehensive circular strategy. The strategy informs our product development to support more circular systems in our industry by designing out waste and pollution, keeping products and materials in use and regenerating natural systems. Relatedly, we have an ongoing learning program for all our design, product development, and merchant teams on sustainable, circular, inclusive, and culturally aware design.

Additionally, in Fiscal 2021, we launched our Design with Intent program which aims to identify and pursue opportunities to be intentional and impactful with all that Ralph Lauren represents—from product inception to marketing. We have a unique space within our creative community that brings in diverse voices to inform the choices we make and the stories we tell.

Guided by our sustainable raw material road map, we are working toward our 2025 goals for overall sourcing and specific material types. In Fiscal 2021, 33 percent of units produced met our sustainable material criteria—up from 11 percent in Fiscal 2020. We are increasingly using materials in a way that addresses social and environmental outcomes, protects biodiversity, advances animal welfare and continuously improves the traceability of our raw materials. Our focus on quality and authenticity drives us to look for more sustainable raw materials—always with durability, craftsmanship and performance in mind.

Furthermore, we continued to increase transparency and traceability of our material use by:

- Beginning to map our supply chain to enable visibility of material origins across each step of the textile and garment supply chain and to inform a robust sourcing strategy, provide assurance of sustainability impacts, and mitigate risk.

- Developing systems to measure the total volume (by weight) of sustainable materials as a portion of total raw materials sourced, which will enable us to systematically track their sustainable attributes.

As we work toward our 2025 goal of eliminating the use of hazardous chemicals in our supply chain and following our adoption of the ZDHC Manufacturing Restricted Substances List (MRSL) in Fiscal 2020, in Fiscal 2021 we shared the MRSL and broader guidance on chemical management with all our suppliers. We also rolled out chemical inventory management tools with our strategic and key wet processing facilities to increase visibility of chemical usage and move toward full MRSL conformance.

In Fiscal 2021, we also began formalizing our approach to creating more sustainable spaces in our stores. Our goal is to ensure all the key elements in our new store interiors—including fixtures, displays, flooring, hangers and signage—are sustainably sourced and made from materials that minimize environmental impact and maximize occupant health.

Protect the Environment

We are committed to addressing the most pressing environmental issues facing our industry and society, and through ongoing innovation and strong partnerships, we are working across our value chain to reduce our climate and water impacts, and avoid waste.

Building on our existing goal of reducing absolute greenhouse gas (GHG) emissions across our operations and supply chain by 30% compared to Fiscal 2020 levels, we have set a goal to achieve net zero emissions by 2040. As part of this, we have published a Net Zero Commitment Statement that details how we will achieve this target. Our actions are in line with our pledge to the climate goals identified in the Paris Agreement.



Tackling the complex issue of climate change and driving sustainable change requires partnership. We are signatories to We Are Still In, the Business Ambition for 1.5°C Campaign, the UN Fashion Industry Charter for Climate Action, the G7 Fashion Pact and RE100. In Fiscal 2021, we added our support to the America is All In policy statement, joining thousands of U.S. communities, businesses and institutions calling for and committing to a clean recovery in the wake of COVID-19.

We are committed to reducing water consumption across our value chain and to safeguard and preserve water resources in the communities where we operate. Our goal is to achieve at least a 20 percent reduction in total water use across our operations and value chain by 2025.

In Fiscal 2021, we continued to collaborate with the World Wildlife Fund (WWF) to advance our work in this area and set a comprehensive strategy for water stewardship and water use reductions in our value chain. We analyzed our value chain through the WWF Water Risk Filter to map key areas of water risk and develop a water footprint. We also identified opportunities for watershed conservation, reduced water consumption and improved community access to water.

Additionally, in Fiscal 2021, we introduced Color on Demand. This new multi-phased platform is composed of a set of innovative technologies that will enable the recycling and reuse of all water from the dyeing process, establishing the world's first scalable zero wastewater cotton dyeing system. In addition to significant water savings, Color on Demand dramatically reduces the amount of chemicals, dye, time and energy used in the cotton dyeing process.

As we work to become a more circular business, we are integrating zero-waste principles across our operations and supply chain. We aim to reduce excess inventory, keep materials in use for as long as possible and minimize our operational waste. As part of this, one of our goals is to achieve zero waste to landfill across our distribution centers by 2023. We have made progress against our goal. In Fiscal 2021, we worked with local recycling vendors to divert over 18,000 pounds of hangers from landfill at our North Carolina distribution center. We also began using recyclable corn board pallets for our internal distribution center activities, and aim to expand this in Fiscal 2022. We diverted all

creative props and other decorative assets from landfill through recycling, sale to staff and donation to Habitat for Humanity, universities and other charities.

Additionally, in our offices and with suppliers, we initiated several new practices in Fiscal 2021 to reduce and recycle waste from samples and fabric scrap. We are reducing the number of samples being created and shipped by working with suppliers to test their materials in-house rather than sending samples to third parties. We are also increasing the use of digitization so suppliers can create new products virtually and reducing sampling components, color approvals and related transportation. We also started a partnership with Fabscrap to recycle fabric trim and samples in our offices. In Fiscal 2021, we recycled and reused over 20,000 pounds of fabric waste.

Environmentally responsible packaging is an essential part of a circular future. By 2025, our goal is that all our packaging material will be recyclable, reusable or sustainably sourced, which includes packaging made from post-consumer or post-industrial recycled content, or that is Forest Stewardship Council (FSC) certified.

In Fiscal 2021, 54 percent of our packaging volume and 71 percent of our stock-keeping units (SKUs) met at least one of our sustainable packaging criteria. In Fiscal 2022, we will be implementing a regular, standardized reporting process for our suppliers to allow us to track sustainable aspects of our packaging across brands, packaging types and regions throughout the year.

Champion Better Lives

We aim to create a more equitable world and positively impact the lives of people in our workforce, communities and supply chain.

This goal shapes the work experience we create for our employees and the standards we demand of our suppliers and is the driving force behind our community investments.

We are committed to uniting and inspiring the communities within our Company as well as those in which we serve by amplifying voices and perspectives to create a culture of belonging, ensuring inclusion and fairness for all.



In Fiscal 2021, we established a governance and working group structure in order to take more thoughtful and sustained action for racial equity. As part of this work, we set a goal to ensure at least 20 percent of our Global Leadership Team be from underrepresented race and ethnic groups by 2023. As of Fiscal 2021, this figure stood at 13 percent. Additionally, in Fiscal 2021, we expanded our workforce diversity data disclosure to include additional gender and ethnicity breakdowns by corporate and noncorporate roles and leadership levels, including the diversity of our Board of Directors. In Fiscal 2021, 64 percent of our global workforce was female and 60 percent of our U.S. workforce was from underrepresented race and ethnic groups, consistent with representation from Fiscal 2020.

Further detail and additional highlights can be found in our most recently published Global Citizenship & Sustainability Report covering Fiscal 2021 and related events prior to publication in Fiscal 2022 may be found on our corporate website at *https://corporate.ralphlauren.com/citizenship-and-sustainability.*

DIRECTOR COMMUNICATIONS

Stockholders and interested parties may contact any of our directors, including the Executive Chairman of the Board, the Lead Independent Director, the Chairs of the Board's independent committees, any Committee of the Board, the Board's non-management directors as a group or the entire Board, by writing to them as follows:

Name(s)/Title(s), c/o Legal Department and Office of the Corporate Secretary, Ralph Lauren Corporation, 650 Madison Avenue, New York, New York 10022.

Communications received in this manner will be handled in accordance with the procedures approved by our non-management directors, who have also requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded, such as spam, junk mail and mass mailings, product complaints, product inquiries, new product suggestions, resumés and other forms of job inquiries, surveys and business solicitations or advertisements. In addition, material that is threatening, illegal, or similarly unsuitable will be excluded, with the provision that any communication that is filtered out will be available to any non-management director upon request.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to the Company's consolidated financial statements, the Company's compliance with legal and regulatory requirements, the Company's system of internal control over financial reporting, and the qualifications, independence, and performance of the Company's internal and independent registered public accounting firm. The Audit Committee has the sole authority and responsibility to select, evaluate, and, when appropriate, replace the Company's independent registered public accounting firm. The Audit Committee currently is composed of five independent directors and operates under a written charter adopted by the Audit Committee and ratified by the Board.

Management is responsible for the Company's financial reporting process, including the Company's internal control over financial reporting, and for the preparation of the Company's consolidated financial statements in accordance with U.S. GAAP. Ernst & Young, as the Company's independent registered public accounting firm for Fiscal 2021, was responsible for auditing those financial statements and expressing its opinion as to the fairness of the financial statement presentation in accordance with U.S. GAAP, and the effectiveness of the Company's internal control over financial reporting. The Audit Committee's responsibility is to oversee and review these processes. The Audit Committee is not, however, professionally engaged in the practice of accounting or auditing and does not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations, or U.S. GAAP or as to auditor independence. The Audit Committee relies, without independent verification, on the information provided to us and on the representations made by management and the independent registered public accounting firm.

In this context, the Audit Committee has met and held discussions with management and Ernst & Young, the Company's independent registered public accounting firm for Fiscal 2021. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with U.S. GAAP, and the Audit Committee has reviewed and discussed with management, the Company's internal auditors, and Ernst & Young the Company's consolidated financial statements for Fiscal 2021 and

the Company's internal control over financial reporting. The Audit Committee also discussed with Ernst & Young the matters required to be discussed by Auditing Standard No. 1301 (formerly known as Auditing Standards No. 16), as amended (Communications with Audit Committees). Ernst & Young provided to the Audit Committee the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communication with the Audit Committee concerning independence, and the Audit Committee discussed their independence with them. In determining Ernst & Young's independence, the Audit Committee considered whether their provision of non-audit services to the Company was compatible with maintaining independence. The Audit Committee received regular updates on Ernst & Young's fees and the scope of audit and non-audit services it provided. All such services were provided consistent with applicable rules and the Company's pre-approval policies and procedures.

Based on our discussions with management, the Company's internal auditors, and Ernst & Young, and our review of the audited financial statements, including the representations of management and Ernst & Young with respect thereto, and subject in all cases to the limitations on our role and responsibilities referred to above and set forth in the Audit Committee Charter, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements for Fiscal 2021 be included in the Company's Annual Report on Form 10-K.

The Audit Committee also approved, subject to stockholder ratification, the selection of Ernst & Young as the Company's independent registered public accounting firm for Fiscal 2022.

Members of the Audit Committee

    John R. Alchin *(Committee Chair)*

    Frank A. Bennack, Jr.

    Michael A. George

    Valerie Jarrett

    Linda Findley Kozlowski



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of the Record Date by: (i) each of our NEOs, (ii) each director and director nominee, (iii) each stockholder who is known by us to beneficially own in excess of five percent of any class of our voting securities and (iv) all directors and executive officers as a group. Except as otherwise indicated, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by such person. The rules of the SEC consider a person to be the "beneficial owner" of any securities over which the person has or shares voting power or investment power. In addition, a person is deemed to be the beneficial owner of securities if that person has the right to acquire beneficial ownership of such securities within 60 days, including through conversion or exercise of an option or other right. Unless otherwise indicated below, the address of each stockholder is 650 Madison Avenue, New York, New York 10022. As of the Record Date, there were 650 holders of record of our Class A Common Stock.

| | Class A Common Stock | | Class B Common Stock [1] | | Voting Power of Total Common Stock % |
	Number	%	Number	%	%
Ralph Lauren	380,462[2]	*	24,881,276[3]	100%	83.78%
Patrice Louvet	26,507[4]	*	—	—	*
Jane Nielsen	30,236[5]	*	—	—	*
Andrew Howard Smith	3,315[6]	*	—	—	*
David Lauren	30,641[7]	*	—[8]	—	*
Angela Ahrendts	2,521[9]	*	—	—	*
John R. Alchin	20,631[10]	*	—	—	*
Frank A. Bennack, Jr.	24,390[11]	*	—	—	*
Joel L. Fleishman	11,434[12]	*	—	—	*
Michael A. George	8,106[13]	*	—	—	*
Valerie Jarrett	—	—	—	—	—
Hubert Joly	14,401[14]	*	—	—	*
Linda Findley Kozlowski	2,521[15]	—	—	—	—
Judith A. McHale	8,583[16]	*	—	—	*
Darren Walker	—[17]	—	—	—	—
The Vanguard Group	4,641,578[18]	9.5%	—	—	1.6%
BlackRock, Inc.	3,917,713[19]	8.1%	—	—	1.3%
JPMorgan Chase & Co.	3,254,792[20]	6.7%	—	—	1.1%
All directors and executive officers as a group (15 persons)	563,748[21]	1.16%	24,881,276[3]	100%	83.84%

* Less than 1.0%

1. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon transfer to a person who is not Mr. R. Lauren or a member of his family, or an entity that is not owned by, or established for the benefit of, Mr. R. Lauren, or members of his family.

2. For Mr. R. Lauren, includes 79,629 options vested as of the Record Date or within 60 days thereafter representing the right to purchase shares of Class A Common Stock and 35,854 shares of Class A Common Stock held by a revocable trust of which Mr. R. Lauren is the sole trustee and sole beneficiary.

   Does not include (i) unvested performance-based stock awards with respect to 124,969.75 shares of our Class A Common Stock,



which are subject to upward or downward adjustment, (ii) 473,870.16 vested time-based restricted share units ("RSUs") (the underlying shares of our Class A Common Stock for these RSUs will not be delivered until Mr. R. Lauren's separation of service from the Company or, if earlier, upon a change in control (as defined in Mr. R. Lauren's employment agreement)), and (iii) 157,910 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 15, 2023).

3. Includes (i) 11,499,906 shares of Class B Common Stock held by a revocable trust of which Mr. R. Lauren is the sole trustee and sole beneficiary, (ii) 879,044 shares of Class B Common Stock held by a revocable trust of which Mr. R. Lauren's spouse, Mrs. Ricky Lauren, is the sole trustee and sole beneficiary, (iii) an aggregate of 4,289,028 shares of Class B Common Stock held by trusts established for the benefit of Mr. R. Lauren's descendants and of which Mrs. R. Lauren is a trustee and of which Mr. R. Lauren has the power to remove and replace the trustees, provided that Mr. R. Lauren may not serve as the replacement trustee and the replacement trustee is not related or subordinate to Mr. R. Lauren, (iv) 2,370,956 shares of Class B Common Stock held by a trust established for the benefit of Mrs. R. Lauren's descendants and of which Mr. R. Lauren has the power to remove and replace the trustees, provided that Mr. R. Lauren and Mrs. R. Lauren may not serve as the replacement trustees, and (v) 5,842,342 shares of Class B Common Stock held by the Lauren Family, L.L.C., a limited liability company of which Mr. R. Lauren has the power to remove and replace the managers, provided that any such replacement manager is not related to or subordinate to Mr. R. Lauren and Mr. R. Lauren may not serve as manager. The current managers of the Lauren Family, L.L.C. are Andrew Lauren, Mr. D. Lauren and Dylan Lauren, all children of Mr. R. Lauren and Mrs. R. Lauren. Actions by the Lauren Family, L.L.C. require the consent of a majority of the managers.

4. For Mr. Louvet, does not include (i) unvested performance-based stock awards with respect to 57,977 shares of Class A Common Stock, a portion of which are subject to upward or downward adjustment, (ii) 34,913 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on July 3, 2022), (iii) 53,833 RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered August 15, 2023), and (iv) 53,832 RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered in three equal annual installments beginning on August 15, 2021).

5. For Ms. Nielsen, does not include (i) unvested performance-based stock awards with respect to 36,818 shares of Class A Common Stock, which are subject to upward or downward adjustment, (ii) 15,418 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered in two equal annual installments beginning on March 31, 2022), (iii) 21,533 unvested RSUs the underlying shares of our Class A Common Stock for these RSUs will be delivered August 15, 2023), and (iv) 21,534 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered in three equal annual installments beginning on August 15, 2021).

6. For Mr. Smith, includes options vested as of the Record Date or within 60 days thereafter representing the right to purchase 3,315 shares of Class A Common Stock. Does not include (i) unvested performance-based stock awards with respect to 34,885 shares of Class A Common Stock, a portion of which are subject to upward or downward adjustment, (ii) 18,597 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered in three equal annual installments beginning on March 25, 2022), (iii) 2,482 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 15, 2021), (iv) 19,739 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on August 15, 2023), and (v) 19,740 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered in three equal annual installments beginning on August 15, 2021).

7. For Mr. D. Lauren, includes options vested as of the Record Date or within 60 days thereafter representing the right to purchase 4,566 shares of Class A Common Stock. Does not include (i) unvested performance-based stock awards with respect to 4,251 shares of Class A Common Stock, a portion of which are subject to upward or downward adjustment, (ii) 3,948 RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered August 15, 2023), and (iii) 3,948 RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered in three equal annual installments beginning on August 15, 2021).

8. An aggregate amount of 5,842,342 shares of Class B Common Stock are held by Lauren Family, L.L.C., a limited liability company of which Mr. D. Lauren is one of the three current managers. The other two current managers of the Lauren Family, L.L.C. are Mr. R. Lauren's other children, Andrew Lauren, and Dylan Lauren. Actions by the Lauren Family, L.L.C. require the consent of a majority of the managers. Mr. R. Lauren has the power to remove and replace the managers, provided that any such replacement manager is not related to or subordinate to Mr. R. Lauren and Mr. R. Lauren may not serve as manager.

9. For Ms. Ahrendts, does not include 1,987 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on July 30, 2021).

10. For Mr. Alchin, does not include 1,987 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on July 30, 2021).

11. For Mr. Bennack, does not include 1,987 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on July 30, 2021).

12. For Mr. Fleishman, does not include 1,987 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on July 30, 2021).

13. For Mr. George, does not include 1,987 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on July 30, 2021).

14. For Mr. Joly, does not include 1,987 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on July 30, 2021).

15. For Ms. Kozlowski, does not include 1,987 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on July 30, 2021).

16. For Ms. McHale, does not include 1,987 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on July 30, 2021).

17. For Mr. Walker, does not include 1,987 unvested RSUs (the underlying shares of our Class A Common Stock for these RSUs will be delivered on July 30, 2021).

18. According to a Schedule 13G/A filed on February 10, 2021, The Vanguard Group ("Vanguard"), may be deemed the beneficial owner of 4,641,578 shares of Class A Common Stock beneficially owned by its subsidiaries, Vanguard Asset Management, Limited, Vanguard Fiduciary Trust Company, Vanguard Global Advisors, LLC, Vanguard Group (Ireland) Limited, Vanguard Investments Australia Ltd, Vanguard Investments Canada Inc., Vanguard Investments Hong Kong Limited and Vanguard Investments UK, Limited, with the shared power to vote or direct the vote over 65,022 shares of Class A Common Stock, sole dispositive power over 4,469,550 shares of Class A Common Stock and shared dispositive power over 172,028 shares of Class A Common Stock. The address for Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

19. According to a Schedule 13G/A filed on February 1, 2021, BlackRock, Inc. ("BlackRock") may be deemed the beneficial owner of 3,917,713 shares of Class A Common Stock beneficially owned by its subsidiaries, BlackRock Life Limited, BlackRock International Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock



Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited and BlackRock Fund Managers Ltd, with the sole power to vote or direct the vote over 3,578,446 shares of Class A Common Stock and sole dispositive power over 3,917,713 shares of Class A Common Stock. BlackRock's address is 55 East 52nd Street, New York, New York 10055.

20. According to a Schedule 13G filed on January 15, 2021, JPMorgan Chase & Co. may be deemed the beneficial owner of 3,254,792 shares of Class A Common Stock beneficially owned by its subsidiaries, J.P. Morgan Investment Management Inc., JPMorgan Chase Bank, National Association, JPMorgan Asset Management (UK) Limited, J.P. Morgan Trust Company of Delaware and J.P. Morgan Securities LLC, with the sole power to vote or direct the vote over 3,131,760 shares of Class A Common Stock, shared power to vote or to direct the vote 6,937 shares of Class A Common Stock, sole dispositive power over 3,253,187 shares of Class A Common Stock and shared power to dispose or to direct the disposition of 105 shares of Class A Common Stock. JPMorgan Chase & Co.'s address is 383 Madison Avenue, New York, NY 10179.

21. Includes options vested, as of the Record Date or within 60 days thereafter, granted under our 2010 Stock Incentive Plan, representing the right to purchase 87,510 shares of Class A Common Stock. Does not include (i) 258,900.75 unvested performance-based stock awards, a portion of which are subject to upward or downward adjustment, (ii) 445,310 unvested RSUs, and (iii) 473,870.16 vested RSUs (the underlying shares of our Class A Common Stock for these RSUs will not be delivered to Mr. R. Lauren until his separation of service from the Company or if earlier, upon a change in control), granted under the 1997 Stock Incentive Plan.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers to file initial reports of ownership and reports of changes in ownership of our Class A Common Stock with the SEC and to provide copies of these reports to us. These filing requirements also apply to certain beneficial owners of more than 10 percent of our Class A Common Stock. To our knowledge, based solely on our review of the copies of Section 16(a) reports furnished to us during and with respect to Fiscal 2021 and on written representations from certain reporting persons, all reportable transactions during Fiscal 2021 were reported on a timely basis.



DIRECTOR COMPENSATION

For Fiscal 2021, the compensation for non-employee directors was as follows:

Type of Compensation	Compensation Amount
Annual retainer for each non-employee director[1]	$80,000
Additional annual retainer for Lead Independent Director[1]	$50,000
Additional annual retainer for the Chair of each Board Committee[1]	• Chair of the Audit Committee: $30,000 • Chair of the Compensation Committee: $30,000 • Chair of the Nominating Committee: $20,000 • Chair of the Finance Committee: $20,000
Annual retainer for member of each Board Committee[1]	• Audit Committee Member: $15,000 • Compensation Committee Member: $15,000 • Nominating Committee Member: $10,000 • Finance Committee Member: $10,000
Annual equity award[2]	Target equity value of $140,000, which is delivered in the form of restricted stock units of Class A Common Stock. These restricted stock units vest on the one year anniversary of the grant.

1. The annual retainers are paid to the non-employee directors in quarterly installments in arrears.
2. The annual equity award to non-employee directors is awarded on the date of the Annual Meeting of Stockholders each year to those non-employee directors who join the Board on the date of the Meeting or have served as directors in the preceding fiscal year.

In response to the COVID-19 global pandemic, our non-employee directors have forgone their quarterly cash compensation for the first quarter of Fiscal 2021.

STOCK OWNERSHIP GUIDELINES

Our Board and Compensation Committee believe it is important for our NEOs, key members of our senior management team, and our non-employee directors to build and maintain a long-term ownership position in the Company, to further align their financial interests with those of our stockholders, and to encourage the creation of long-term value. The Compensation Committee has established stock ownership guidelines for our non-employee directors, our NEOs, and select other members of our senior management group. Further details on the guidelines for NEOs and certain members of our senior management group are provided in "Compensation Discussion and Analysis—Executive Stock Ownership Guidelines."

The current stock ownership guidelines for the non-employee directors are as follows:

• **Ownership requirement is defined as a multiple of annual cash retainer. The target for directors is set at five times the annual cash retainer.**

• **There is a hold-and-retain requirement of 50% of net equity proceeds acquired through the vesting of restricted shares and RSUs and the exercise of stock options until the stock ownership target is attained.**

• **In addition to counting shares owned outright by the director or his or her family members, unvested restricted shares and RSUs count toward the achievement of ownership targets.**



- **As of the Record Date, all non-employee directors who were covered under stock ownership guidelines prior to June 30, 2019 exceeded their Fiscal 2021 stock ownership target.**

We reimburse our non-employee directors for reasonable travel and other related expenses to attend Board and committee meetings and for director education courses. Non-employee directors are also provided with a merchandise discount on most of our products.



DIRECTOR COMPENSATION TABLE

The following table provides information concerning the compensation of those individuals who served as our non-employee directors during Fiscal 2021. Directors who are our employees receive no compensation for their services as directors and do not serve on any committees of the Board. Note that the each of the Directors below who served in the first quarter on Fiscal 2021 agreed to forego their fee for that quarter due to the impact of the COVID-19 crisis.

Name	Fees Earned or Paid in Cash [1] ($)	Stock Awards [2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation [3] ($)	Total ($)
Angela Ahrendts	75,000	140,004	—	—	—	—	215,004
John R. Alchin	101,250	140,004	—	—	—	3,248	244,502
Frank A. Bennack, Jr	127,500	140,004	—	—	—	3,248	270,752
Dr. Joyce F. Brown[4]	26,250	—	—	—	—	3,248	29,498
Joel L. Fleishman	75,000	140,004	—	—	—	3,248	218,252
Michael George	112,500	140,004	—	—	—	—	252,504
Valerie Jarrett	47,500	—	—	—	—	—	47,500
Hubert Joly	93,750	140,004	—	—	—	3,248	237,002
Linda Findley Kozlowski	90,000	140,004	—	—	—	—	230,004
Judith A. McHale	90,000	140,004	—	—	—	3,248	233,252
Darren Walker	67,500	140,004	—	—	—	3,248	210,752
Robert C. Wright[4]	22,500	—	—	—	—	3,248	25,748

1. Reflects the pro-rata amount of fees paid in arrears for Fiscal 2021 per the retainers set forth in the table above based on timing of appointments to the Board or Committees, as applicable.
2. We granted annual stock-based awards to non-employee directors on the same day as the annual stockholders meeting in the amount of $140,004, representing the aggregate grant date fair value of the annual grant, made on July 30, 2020, of 1,987 restricted stock units of the Company's Class A Common Stock, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification topic 718.
3. This amount represents deferred cash dividends paid during Fiscal 2021 in connection with the vesting of restricted shares of our Class A Common Stock.
4. Dr. Brown and Mr. Wright departed the Board of Directors following the 2020 Annual Meeting of Stockholders, but received compensation in connection with their service in the second quarter of Fiscal 2021 from June 28, 2020 to September 26, 2020.



DIRECTOR EQUITY TABLE

At the end of Fiscal 2021, each individual who served as a non-employee director during Fiscal 2021 held options to purchase shares of our Class A Common Stock, restricted shares, and/or restricted stock units of our Class A Common Stock as follows:

	Options [1]	Restricted Stock	Restricted Stock Units
Angela Ahrendts	—	—	1,987
John R. Alchin	834	—	1,987
Frank A. Bennack, Jr.	834	—	1,987
Dr. Joyce F. Brown[2]	834	—	—
Joel L. Fleishman	834	—	1,987
Michael George	—	—	1,987
Valerie Jarrett[3]	—	—	—
Hubert Joly	834	—	1,987
Linda Findley Kozlowski	—	—	1,987
Judith A. McHale	834	—	1,987
Darren Walker	—	—	1,987
Robert C. Wright[2]	834	—	—

1. Represents outstanding options granted to non-employee directors in April 2014, which vested ratably over a three-year period on the anniversary date of the grant with a seven year life from date of grant. We have not granted options to non-employee directors since April 1, 2014.
2. Dr. Brown and Mr. Wright no longer served on the Board of Directors following the 2020 Annual Meeting of Stockholders.
3. Ms. Jarrett joined the Board in October 2020 and will be eligible for the July 29, 2021 grant of restricted stock units.

COMPENSATION DISCUSSION & ANALYSIS

NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis ("CD&A") explains our executive compensation programs for the following individuals, all of whom were deemed to be NEOs during Fiscal 2021.

Name	Title
Ralph Lauren	Executive Chairman and Chief Creative Officer
Patrice Louvet	President and Chief Executive Officer ("CEO")
Jane Nielsen	Chief Operating Officer and Chief Financial Officer ("COO and CFO")
Howard Smith	Chief Commercial Officer
David Lauren	Chief Branding and Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of the Ralph Lauren Corporate Foundation

The CD&A includes the following:

CD&A Section	What's included?
Executive Summary	Highlights of our executive compensation program, including Fiscal 2021 compensation decisions and actions taken in response to the pandemic, how we connect pay with performance and company achievements, and an overview of our executive compensation governance practices
Stockholder Feedback and Compensation Committee Response	Our stockholder engagement process and Compensation Committee consideration of Say on Pay votes, and a preview of our Fiscal 2022 executive compensation program
Governance	Summary of the factors considered by the Compensation Committee in compensation goal setting, the key participants in our executive compensation process and the role each plays in decision-making
Key Components of Executive Compensation	A description of the principal elements of our executive compensation program, including pay mix and specific details regarding decisions made within each element
All Other Compensation, Executive Stock Ownership Guidelines, and Related Considerations	A summary of employee benefits and perquisites, Fiscal 2021 stock ownership guidelines, and other related compensation considerations

EXECUTIVE SUMMARY

Overview of COVID-19 Pandemic Impact and Actions Taken

Fiscal 2021 was an unprecedented year that presented extraordinary challenges for the global economy, our industry and our Company as we navigated through the global COVID-19 pandemic, the political landscape in North America and tragic events in the United States

that highlighted racial injustice in our society and raised awareness of issues of social justice worldwide. Our executive leadership team was able to quickly pivot and demonstrate agility and flexibility in our functioning business and execute using new and existing technologies and new ways of working. Our NEOs and global functional leaders were key in managing our response to the pandemic.



From the outset of the global pandemic, our priority has been to ensure the safety and well-being of our employees, consumers and the communities in which we operate around the world. We demonstrated this by forming a global business continuity task force that met every day at the beginning of the crisis to get a pulse on the pandemic, as we temporarily closed stores and developed processes and protocols on returning to work safely when the stores reopened. We successfully implemented COVID-19 related policies and protocols for our employees so that the reopening process was consistent across all stores around the world, with 25% capacity limits in the stores, mandatory employee and customer masks, marked queues with social distancing guidelines outside stores, plexiglass at the registers, and the ability for customers to shop from the outside queues and have the purchase brought out to them. As a token of gratitude for their work during the COVID-19 pandemic, we provided a one-time $1,000 bonus to each of our global frontline workers in June 2021. Additionally, we made COVID-19 vaccines available in our North Carolina Health Clinic with over 400 employees receiving their first dose onsite. In June 2021 we provided a 401(k) supplemental match of 2% to eligible participants in the U.S. 401(k) retirement plan.

In response to racial injustice and the related social unrest movements in our society, we reintroduced unconscious bias training, implemented an internal Black Advisory Council and put in place forums to facilitate open dialogue and programs and resources to bring awareness to key issues. Our Fiscal 2021 Global Citizenship & Sustainability Report added a new goal to increase representation of underrepresented groups in our global leadership team. We conducted four pulse surveys on targeted topics for our employees during Fiscal 2021 to check in on their well-being and to ensure we were on track with our actions to demonstrate our care for our employees.

We are committed to an ongoing safe and inclusive environment for our employees. Some key policies and benefits in place to ensure the care of our employees include:

- The Ralph Lauren Emergency Relief Fund which provides global assistance to employees and is funded by donations from our individual employees, with the support of the Ralph Lauren Corporate Foundation. Individual grants are available up to $2,500 per employee. In Fiscal 2021, we added COVID-19 as a category for employees to use to request support;

- In Fiscal 2021, we enhanced benefits for a subset of our part-time employees to include health care options and our employees shifted to increased usage of our telehealth medical services where they can virtually connect with a doctor or nurse 24 hours a day;

- Employee Assistance Program (EAP) where all employees and family members can access one-on-one confidential counseling 24 hours a day;

- Flexible Work Arrangements which help employees face the challenges of managing work, family and life-related issues by empowering them with increased flexibility in their work schedules;

- We encourage employees to utilize their paid time off, including sabbaticals; and

- Fair Treatment Policy to provide a comfortable and consciously inclusive work environment for everyone regardless of gender identity and expression, race, ethnicity, religion, national origin, sexual orientation, age, marital status, disability, or any other category protected by applicable law.

In Fiscal 2021, we gave back to the community by donating $10 million toward emergency pandemic relief, producing and donating 250,000 masks and 25,000 isolation gowns to workers on the frontline, and donating 3 million clothing products to support frontline workers and families in need around the world.

The Board of Directors and executive leadership team closely monitored the impacts of the pandemic on our business and operations, and management swiftly took action to adjust the Company's strategic plan accordingly with the intent to support future growth and profitability, and to realign its cost structure. Due to the timing of our fiscal year, March 29, 2020 through March 27, 2021, the pandemic significantly impacted results for the entire fiscal year. While our business was adversely affected by the pandemic, we nevertheless made significant progress executing on our goals and positioning the Company to exit the crisis with strength and positioned for future growth.



Initial uncertainties surrounding the pandemic and the related market volatility affected many of our compensation decisions, especially as the beginning of the pandemic coincided with the start of the Company's fiscal year when final decisions are typically made regarding executive compensation for the upcoming year. As a result, the Compensation Committee, in conjunction with its third-party independent compensation consultant, reviewed and approved temporary changes to the design of the Fiscal 2021 executive compensation programs with a focus on retaining and motivating our management team as we navigated through these extraordinary challenges during the crisis. We took a thoughtful approach to balance retaining talent with being mindful of capping payouts in the midst of furloughs and layoffs. The temporary changes made to the Fiscal 2021 compensation programs described below, specifically, in our annual bonus program goals and the type of long-term incentives awarded, were intended to refocus our management team on protecting the health and safety of our teams and customers, stabilizing our environment and preserving our cash, and focusing on the strategies to ensure we could emerge from the crisis with strength and drive growth.

Based on market uncertainty and the financial impact to the Company, the Compensation Committee approved salary reductions, with mutual agreement by our named executive officers as outlined on page 58.

Other key actions included:

- Temporary store closures and, upon reopening, the implementation of new health and safety measures

- Temporary furloughs of a majority of our store employees where store operations were suspended as well as a portion of our corporate employees in North America, Europe, and select other markets around the world

- Careful management of our expense structure across all key areas of spending, reduction or delay of capital expenditures and alignment of inventories to anticipated demand

- Drawing down $475 million from the Company's Global Credit Facility to bolster cash balances at the outset of the crisis, followed by the issuance of

$1.25 billion in debt in June, with proceeds going toward the paydown of our revolver, August 2020 notes, and the remainder held for general corporate purposes as we continued to manage through the crisis

- Suspension of our quarterly dividends along with any incremental share repurchases during the crisis, having completed our repurchase program in Fiscal 2020

- Pause of all non-critical capital build-out and review of all real estate projects

The Company also responded by pivoting to accelerate key areas of our Next Great Chapter Strategic Plan including simplifying our global organization structure and rolling out enhanced digital capabilities to support our global operations. We announced a strategic review to support future growth and profitability, and to create a sustainable cost structure. Significant areas of review included: (i) team organizational structures and ways of working, including technology enhancements to enhance the consumer experience, and improve speed to market on design and product; (ii) real estate footprint and related costs across distribution centers, corporate offices, and direct-to-consumer retail and wholesale doors; and (iii) brand portfolio. The resulting "Fiscal 2021 Strategic Realignment Plan" included actions around organization realignment, corporate office consolidation, select retail door closures, shifting Chaps to a fully licensed business model and our definitive agreement to sell Club Monaco as announced in May 2021.

Delivered On Our Next Great Chapter Strategic Plan in Fiscal 2021

During Fiscal 2021, we continued to execute on the strategies outlined in our five-year, Next Great Chapter Strategic Plan first announced in June 2018. This plan is intended to position the Company to deliver quality long-term sustainable growth and value creation. While the unforeseen impacts of COVID-19 significantly disrupted our operations in Fiscal 2021, we continued to deliver on several of our commitments in the third year of our Strategic Plan with gross margin expansion, raising average unit retail and improving quality of sales overall, all while continuing to protect liquidity and



improve our long-term operating cost structure. Results included:

- **Winning Over a New Generation of Consumers**

    – Marketing investments increased to 6% of total revenues in Fiscal 2021, up from 4.5% last year, to support our brand elevation and drive consumer engagement, resulting in accelerated growth in global brand awareness and purchase intent

    – Strategically shifted investments toward innovative digital campaigns, including our Ralph Lauren x Bitmoji Collection with over 1 billion try-ons on Snapchat, virtual concert experience featuring Chance the Rapper, global Farfetch launch, our Spring '21 Collection digital experience featuring a livestream concert with Janelle Monáe, CLOT x Polo Ralph Lauren collaboration with Edison Chen, and debut sponsorship of the Australian Open

- **Energizing Core Products and Accelerating Under-Developed Categories**

    – Average unit retail ("AUR") across our direct-to-consumer network grew 26% for full year Fiscal 2021. All geographies exceeded our long-term targets of low- to mid-single digit annual AUR growth, led by more than 20% growth in both North America and Europe as we accelerated our brand elevation initiatives this year.

    – Continued to evolve our product mix to align with changing consumer preferences by region, including leveraging our core programs, driving our high-potential under-developed categories such as outerwear and fleece, and prudently building back into new seasonal assortments as consumer demand improves

    – Expanded into new digital platforms including the launch of 'The Lauren Look,' our first subscription apparel rental service, offering consumers an innovative new channel to experience, engage and ultimately shop the Lauren Ralph Lauren brand as they build their personal wardrobes in a rapidly evolving retail landscape

- **Driving Targeted Expansion in Our Regions and Channels**

    – Delivered sequential improvement across all geographies in the fourth quarter led by Asia and Europe, despite further government-mandated restrictions due to COVID-19 in both regions. North America comps strengthened into the end of the period, inflecting to positive 3% growth in the fourth quarter.

    – Strong continued momentum in the Chinese mainland, with Fiscal 2021 sales increasing more than 50% to the prior year and increasing more than 65% compared to Fiscal 2019

- **Leading with Digital**

    – Global digital revenue accelerated across both owned and wholesale digital channels and across all geographies in the fourth quarter driven by Connected Retail and new product initiatives, with owned digital sales increasing 52% to the prior year and total digital ecosystem sales up over 60%

    – Operating margins in our owned digital business expanded more than 1,000 basis points to last year for the full year. Digital margins were accretive to total company margin rate, with similar improvement across all regions.

- **Operating with Discipline to Fuel Growth**

    – Adjusted operating expenses decreased 16% to last year, driven by savings across compensation related expenses, rent and occupancy, travel and other expenses

    – Exceeded our lead time targets with approximately two-thirds of our products on lead times of six months or less, versus our long-term target of 50% by Fiscal 2023 and compared to 20% in Fiscal 2016

    – Concluded our brand portfolio review with a definitive agreement to sell Club Monaco, enabling our teams to focus our resources on our core brands as part of our Next Great Chapter elevation strategy



Total Shareholder Return (TSR) Performance

Our TSR for recent periods, relative to our compensation comparator group detailed on page 76 of the CD&A and the S&P 500, is set forth below. TSR is based on stock price appreciation, plus dividends reinvested, with starting and ending share prices based on average closing stock prices for the 20 trading days ending immediately prior to the beginning and end of the performance period. Results are varied with the Company outperforming our compensation comparator group for the three- and five-year periods ended Fiscal 2021 but behind the comparator group in the one-year period and behind the S&P 500 Index for the one-, three-, and five-year periods ended Fiscal 2021.



Preserved Cash

As a result of the COVID-19 outbreak and related impact to our operations, the Company took pre-emptive actions to preserve cash and strengthen its liquidity while navigating the evolving global pandemic. As a result, we temporarily halted any incremental share repurchases during the COVID-19 crisis, having completed our re-purchase program in Fiscal 2020. We also suspended our quarterly dividends during the crisis, beginning in Fiscal 2021.

In May 2021, we announced that the Board of Directors approved to reinstate our regular quarterly cash dividends of $0.6875 per share beginning in Fiscal 2022 resulting in an annual dividend of $2.75 per share, in-line with pre-pandemic levels.



Compensation Program Philosophy & Objectives

We maintain competitive executive compensation programs designed to attract and retain highly qualified talented employees and reward sustained business growth and results. These programs are intended to drive stockholder value through the following principles:

- **Strong pay-for-performance alignment by rewarding progress on our highest priority strategic goals, balancing the needs of our five stakeholder groups: Our Employees, Our Customers and Our Brand, Our Shareholders, Our Partners, and Our Communities**

- **Attain competitive compensation practices and levels on total compensation, as well as within each compensation component**

- **Strike the right balance of variable and fixed pay by awarding a meaningful portion of compensation in variable rather than fixed pay, with a significant portion in the form of long-term equity awards**

- **Maintain globally consistent bonus and stock targets to support movement of talent and internal pay equity**

- **Reward and motivate top talent, including high performers and those with high potential**

- **Inspire creativity and collaboration ("one team", "one strategy")**

- **Design a simple, consistent, and transparent plan**

Compensation Decisions in Fiscal 2021

Base Salary

Based on market uncertainty and the financial impact to the Company, the Compensation Committee approved salary reductions, with mutual agreement by our NEOs:

- Our Executive Chairman and Chief Creative Officer, Ralph Lauren, did not receive a salary in Fiscal 2021 in addition to forgoing his Fiscal 2020 bonus thereby reducing his cash compensation by $7,750,000

- Our President & CEO, Patrice Louvet, received a 50% reduction in salary for the first quarter of Fiscal 2021

- Every other NEO and each member of the Global Leadership Team, a group of approximately 140 business leaders across the Company, received at least a 20% reduction in salaries for the first quarter of Fiscal 2021



Overview of Performance-based Compensation Programs for Fiscal 2021

The Fiscal 2021 program design was driven by the following guiding principles established in March 2020 at the onset of the COVID-19 pandemic:

- **Flexibility – we are in uncharted territory and business as usual plan design will not work**

- **Financial Incentives – financial incentives will continue to be an important part of executive remuneration and retention**

- **Fair and Equitable – consider Fiscal 2021 financial impact to all employees**

- **Stakeholder Interests – design considers each of our 5 stakeholders:**

    - **Our Employees – an engaged and enabled workforce; managing employee health and wellbeing; clear and consistent resources and communication,**

    - **Our Customers and our Brand – Brand integrity and consumer perception of our Brand; stay true in our purpose to re-establish the dream of a better life,**

    - **Our Shareholders – preserving the long-term health of the Company and defining the plan to restart cash returns to shareholders,**

    - **Our Partners – protecting our strategic and key partners, and**

    - **Our Communities – Social and Sustainability achievements**

- **Simple – keep program simple to focus on what matters most**

How we Changed Our Annual Bonus Plan in Fiscal 2021

Due to the initial uncertainties at the beginning of the pandemic, which approximated the beginning of our fiscal year, the Committee concluded that setting financial targets was not a practical option. As a temporary solution, our short-term bonus plan for Fiscal 2021 was driven by quantitative and qualitative key performance indicators ("KPIs") that considered all stakeholders and supported the Company's enterprise-wide efforts to maximize its operations, reduce costs and leave the Company better positioned when more normal business operations resume (including employee health and safety). In order to reassess the KPIs as the year progressed, we established two six-month performance intervals. In this way, we were able to reset existing goals and add more quantitative goals mid-year as we continued to navigate through the evolution of the pandemic, the political landscape in North America and the issues of social justice worldwide as shown below in the details of our KPI performance.

Determination of the bonus payout was based on the average of the progress against the KPIs for each of the performance intervals and any payout was conditioned on being able to pay for bonuses based on an assessment of the Company's financial position at the end of the fiscal year. The payout maximum for all employees on the Fiscal 2021 short-term bonus plan was reduced to 125% of target, compared to 200% of target in prior years for all employees, with the exception of our CEO, whose previous payout maximum was 150% of target.

As noted below in "Overview of Executive Compensation Governance Practices – Looking Forward to Fiscal 2022", we will return to 100% quantitative financial goals for our short-term bonus plan for Fiscal 2022.

Bonus Payout

As intended and approved by the Compensation Committee at the beginning of the fiscal year, the bonus payout was based on the average of the performance assessment of the KPIs set for the first half of the year and the second half of the year as determined by the Compensation Committee. Determination of the progress made against the KPIs for the first half of the year was reviewed and approved by the Compensation Committee in November 2020 and determination of the progress made for the second half of the year was



reviewed and approved by the Compensation Committee in May 2021. The Compensation Committee and management assessed the financial situation of the Company at the end of the fiscal year and determined bonuses could be paid.

Progress made against KPIs set in the context of our 5 stakeholders is noted in detail under "Key Components of Executive Compensation – Annual Cash Incentive Awards – Fiscal 2021" and was determined by the Compensation Committee to be slightly above target for the two performance intervals. However, the Compensation Committee elected to limit bonus payout to target level and, as a result, approved bonus payout at 100% target level for Fiscal 2021 for each NEO.

How we Changed Long-Term Incentives Granted in Fiscal 2021

When considering long-term incentives, the Committee did not believe that setting multi-year financial goals was a viable program design for Fiscal 2021. The beginning of our fiscal year, March 29, 2020, coincided with the approximate beginning of the pandemic in the United States. At this time, the stock market was extremely volatile and there was limited information available regarding the future impact COVID-19 might have on our industry and peers. Also, as a global company, the pandemic affected our regions at different times which may not have been the case with our peers. Due to the many uncertainties regarding potential time period and impact of the pandemic, an absolute measure could not reasonably be determined, and a relative measure for new long-term awards was not considered to be reliable during a period of extreme volatility.

As a result, we granted time-based Restricted Stock Units ("RSUs") to all NEOs in Fiscal 2021 as a temporary solution. The time period for vesting was set equivalent to the prior performance-based equity awards granted to each NEO with three-year cliff vesting for Mr. R. Lauren's grants, three-year cliff vesting for half of the awards to the other NEO awards and three-year pro-rata annual vesting for the second half of the award. As noted below in "Overview of Executive Compensation Governance Practices – Looking Forward to Fiscal 2022" we plan to return to granting performance-based equity awards as part of our long-term grants in Fiscal 2022.

Impact of COVID-19 on Our Fiscal 2021 Performance

Due to the timing of our fiscal year, which began on March 29, 2020 and ended on March 27, 2021, COVID-19 significantly impacted our financial results for the entire fiscal year.

As a result of the ongoing uncertainties and impact the pandemic would have on long-term financial goals, during Fiscal 2021, the existing metrics under outstanding long-term equity Performance Share Unit ("PSU") awards granted prior to COVID-19 in Fiscal 2019 and Fiscal 2020 were reviewed by the Committee in regular and special meetings during Fiscal 2021. A portion of these awards were based on three-year relative Total Shareholder Return ("TSR") goals. We made no changes to these PSU awards.

Other PSUs awards contingent on achieving Return on Invested Capital ("ROIC") and Earnings per Share (EPS) goals for Fiscal 2021 and Fiscal 2022 were set prior to the pandemic. The Committee, in conjunction with its outside compensation consultant, reviewed each award and considered:

- Results in fiscal years prior to COVID-19 in Fiscal 2019 and Fiscal 2020

- The impact of COVID-19 on projected results in Fiscal 2021 and Fiscal 2022 and the appropriateness of the related performance metrics

- How the market was addressing incentive plan adjustments

- Alternatives and impact on financial results

- Retention risk of our top talent and preservation of our management team

In light of COVID-19 and the significant, adverse, uncontrollable impact it had on our performance, the Committee evaluated the key considerations and made the decision to modify these awards' performance metrics and related payouts in a manner that was fair and balanced, giving consideration to the current environment, while preserving the intended long-term incentive and retention value without creating a windfall. In that regard, the Committee determined that the payout for all modified in-flight awards would be capped at 100% target.



The awards and pandemic-related compensation decisions are summarized below.

LTI Award	Original Performance Measure	Fiscal Years	Compensation Decision
Fiscal 2019 PSUs-ROIC[1]	Cumulative three-year Return on Invested Capital ("ROIC")	2019 – 2021	Replace Fiscal 2021 ROIC goal with three-year relative TSR goal. Payout capped at 100% target.
Fiscal 2019 PSUs-TSR[1]	Three-year relative TSR to comparator group of companies	2019 – 2021	No change
Fiscal 2020 PSUs-ROIC[1]	Cumulative three-year ROIC	2020 – 2022	Replace Fiscal 2021 and 2022 ROIC goals with three-year relative TSR goal. Payout capped at 100% target.
Fiscal 2020 PSUs-TSR[1]	Three-year relative TSR to comparator group of companies	2020 – 2022	No change
Fiscal 2020 PSUs-EPS[2]	Cumulative three-year Earnings per Share ("EPS")	2020 – 2022	Replace Fiscal 2021 and 2022 EPS goals with three-year relative TSR goal. Payout capped at 100% target.

1   Represents 50% of annual equity award for Mr. R. Lauren and 25% of annual equity award for the other NEOs for each respective fiscal year.
2   These shares were part of a special one-time award for Ms. Nielsen and Mr. Smith in conjunction with their respective promotions in fiscal 2020 and per the terms of their respective employment agreements.

Fiscal 2021 Payout of Performance-based Long-term Equity-Based Incentives

Fiscal 2019 PSUs-ROIC and Fiscal 2019 PSUs-TSR vested in May 2021 as follows:

- Although results for the Fiscal 2019 PSUs-ROIC modified award were above target, actual payout for this award was capped and paid at 100% of target.

- The relative TSR results for the Fiscal 2019 PSUs-TSR were above median at the 53.33rd percentile of the comparator group and paid at 108.33% of target.

The actual payout detail earned for Fiscal 2019 PSUs-ROIC and Fiscal 2019 PSUs-TSR are further described below under "Key Components of Executive Compensation – Previously Awarded Long-Term Equity-Based Incentives that Vested in May 2021".



Overview of Executive Compensation Governance Practices

We seek to maintain high standards with respect to the governance of our executive compensation programs. Key features of our compensation policies and practices that aim to drive performance and align with stockholder interests are highlighted below.

Our Compensation Practices (What we do)

☑ **At-Risk Compensation:** Our incentive-based compensation represents a significant portion of our executives' compensation (90% or more for both our Executive Chairman and Chief Creative Officer and our President and CEO).	☑ **Annual Review:** We conduct an annual review of our executive compensation program to ensure it rewards executives for performance against clear metrics that align with our Strategic Plan and stockholder interests, retains top talent, and discourages unnecessary risk taking by our executives.
☑ **Stock Ownership Guidelines:** We require our NEOs and other select members of our senior management to own a meaningful amount of our Common Stock, worth one to six times their base salary, depending on their positions.	☑ **Regular Review of Programs with Top Institutional Investors:** We annually review our compensation programs with our top institutional investors for their feedback and consideration.
☑ **Double Trigger Vesting:** We provide for double-trigger vesting following a change-in-control for equity awards for all participants in our long-term incentive plan.	☑ **Regular Review of Share Utilization:** We regularly evaluate share utilization levels and review the dilutive impact of stock compensation.
☑ **Clawback Policy:** Our NEOs are subject to a robust recoupment policy in the event the Company is required to restate its financial statements, providing the right to recoup granted, earned, and vested awards with a look-back period.	☑ **Independent Consultant:** We work with an independent compensation consultant retained by the Compensation Committee.
☑ **Fixed Share Authorization:** Our long-term incentive plan does not provide for an evergreen feature that would automatically replenish the shares for issuance.	☑ **Independent Compensation Committee:** Our Compensation Committee is composed solely of independent directors
☑ **Caps on Incentive Payouts:** We have caps on maximum payouts under our short-term and long-term incentive plans.	

Our Prohibited Compensation Practices (What we don't do)

☒ **No Guaranteed Increases:** We do not guarantee salary increases or annual incentives for our NEOs.	☒ **No Repricing Without Stockholder Approval:** We do not reprice or exchange for cash underwater stock options without stockholder approval.
☒ **No Hedging or Pledging:** We prohibit the hedging or pledging of the Company's stock by directors, officers, or other employees of the Company.	☒ **No Discount Grants:** We do not provide for grants of any equity below fair market value.
☒ **No Excise Tax Gross ups:** We do not provide any tax gross ups under our long-term incentive plan.	



STOCKHOLDER FEEDBACK AND COMPENSATION COMMITTEE RESPONSE

We are committed to our ongoing stockholder outreach efforts as the input of our stockholders is an important driver of our corporate governance and compensation practices. We actively seek to engage with our stockholders to ensure that we are responsive to their views and priorities in shaping our compensation plan designs and adopting best practices. Periodically, the Compensation Committee receives a report on engagement with our stockholders and the Board receives regular investor feedback from our various analyst meetings.

In Fiscal 2021, subsequent to the 2020 Annual Meeting of Stockholders, we invited 36 of our top stockholders to discuss our compensation and governance practices. Our Lead Independent Director was available to attend our stockholder outreach meetings and met with investors that requested a meeting. The focus of these investor led calls were to:

- *Recap our response to the pandemic*

  - The pandemic started to impact our business at the end of our Fiscal 2020 fourth quarter and we took swift and decisive action to protect the company through the crisis with the purpose to emerge stronger than we went into it.

- *Review our new organization structure*

  - We accelerated key areas of our strategic plan to deliver sustainable long-term growth and value creation, which included a simplified global organizational structure and enhanced technology to support our global operations.

- *Review our compensation programs and the changes we made as a direct result of the pandemic*

  - For Fiscal 2021 only, as a temporary solution, we elected to use KPIs in the short-term incentive plan and to grant time-based RSUs in the long-term incentive plans in response to the pandemic as we managed through and emerge from the crisis. We plan to return to include traditional financial metrics in both the short-term and long-term incentive plans in Fiscal 2022 and to also include Environmental, Social, and Governance ("ESG") metrics in the short-term incentive plan.

  - We reduced the compensation of our business leaders. Mr. R. Lauren did not take a salary in Fiscal 2021 in addition to his Fiscal 2020 bonus. Mr. Louvet reduced his salary by 50% for the first quarter of Fiscal 2021, and every other NEO and member of the Global Leadership Team, approximately 140 business leaders across the Company, reduced their salaries by at least 20% for the first quarter of Fiscal 2021.

- *Discuss our Board evolution*

  - In August 2018, we refreshed our Board of Directors by rotating the Chairs of our Committees including the appointment of Michael George as the new Chair of the Compensation Committee. We believe that his experience as an active CEO and Board member of Qurate Retail, Inc. since 2019, as Chairman of the Board of Directors of the National Retail Federation, and previous experience as Board member of Brinker International, has proven valuable to the Company and the Board in his Chair role.

  - In May 2019, we expanded the responsibilities of our Nominating & Governance Committee and renamed it the Nominating, Governance, Citizenship & Sustainability Committee to include oversight of corporate citizenship, sustainability and ESG matters which may have an impact on us, as described in more detail on page 36 hereof. The Committee receives regular reviews of these matters at each meeting, including deep dives on relevant topics and quarterly reviews of ESG KPIs, and the Board receives at least an annual review. Recently, the Nominating Committee, the Finance Committee, and the Board reviewed a Climate Risk Report detailing climate related financial risks applicable to the Company.

  - We expanded Board diversity. In August 2020, Ms. Linda Kozlowski joined the Compensation Committee as a Class B Director adding gender representation to the Committee. Also, in Fiscal 2021, two new diverse Directors, Mr. Darren Walker and Ms. Valerie Jarrett, joined the Board following the departure of two long-tenured Directors.

- We announced in May 2021 that Mr. Joel Fleishman, after twenty-two years of service on our Board of Directors, will not stand for reelection for his term set to expire at the end of July at the 2021 Annual Meeting of Stockholders.

- Average Board tenure has been reduced as a result of our Board refreshment.

- *Discuss our diversity, citizenship and sustainability efforts*

  - We enhanced our Diversity and Inclusion efforts by creating a structured program to create an environment where all voices are welcome. We committed to ensure that people of color (POC) represent at least 20% of our Global Leadership team by 2023.

- We continue to enhance our Global Citizenship & Sustainability Report to provide additional disclosure regarding ESG practices.

Say on Pay Advisory Vote

In making executive compensation decisions during Fiscal 2021, the Compensation Committee considered the results of the non-binding, advisory proposal on our executive compensation philosophy, policies, and practices ("Say-on-Pay") as set forth in our 2020 Proxy Statement. At our 2020 Annual Meeting of Stockholders, we received 97% stockholder support for our executive compensation program.

Looking Forward to Fiscal 2022

The Compensation Committee, in conjunction with its third-party independent compensation consultant, reviewed and approved changes to the design of the Fiscal 2022 compensation programs, to align with our strategy to return to sustainable revenue and earnings growth as we emerge from the pandemic. Based on feedback from our stockholders we received in Fiscal 2021, the Compensation Committee determined that we will utilize financial measures in our performance-based compensation programs and we will also include ESG metrics as summarized below.

The Fiscal 2022 financial metrics for our short-term incentive plan will include corporate revenue and corporate operating profit margin. We will introduce ESG metrics as the strategic goal modifier. The metrics will be tied to the Company making progress on key goals, including climate, water and diversity.

The performance measures in the Fiscal 2022 – Fiscal 2024 PSUs will be three-year cumulative operating profit margin and three–year relative TSR. These metrics support alignment with the long-term interests of our stockholders.

The relative TSR comparator group includes retail peers, certain department stores, and other well branded companies. Except for the removal of TJX Companies, Inc., the comparator group for Fiscal 2022 contains the same companies as used in Fiscal 2019 and 2020 with four new additional companies that operate in our industry – Levi Strauss, Lululemon, Abercrombie & Fitch and G-III Apparel.

The comparator group for relative TSR is shown below.

Abercrombie & Fitch	L Brands, Inc.	Nordstrom, Inc.	Urban Outfitters, Inc.
Capri Holdings Limited	Levi Strauss	PVH Corp.	V.F. Corporation
Dillard's, Inc.	Lululemon	RH (Restoration Hardware, Inc.)	Williams-Sonoma, Inc.
The Gap, Inc.	Macy's Inc.	Tapestry, Inc.	
G-III Apparel	Nike, Inc.	Under Armour, Inc.	



EXECUTIVE COMPENSATION GOVERNANCE

Compensation Goal Setting

Our Fiscal 2021 began March 29, 2020, coinciding with the global impact of the COVID-19 pandemic affecting the retail industry, market volatility, and the way we work and live. Due to these challenges, the Compensation Committee, in conjunction with its third-party independent compensation consultant, reviewed and approved the design of the Fiscal 2021 compensation programs, in the first quarter of Fiscal 2021, with the purpose to continue to retain and incentivize our leadership team during this unprecedented time.

Our short-term bonus plan was driven by KPIs that took into consideration all stakeholders. These KPIs support the Company's enterprise-wide efforts to maximize its operations, reduce costs and leave the Company better positioned with its customers when more normal business operations resume (including employee health and safety).

Related to our long-term stock plan, and due to the many uncertainties regarding the length, extent and potential impact of the pandemic, an absolute measure could not reasonably be determined, and a relative measure for new long-term awards was not considered to be reliable during a period of extreme volatility. As a result, we granted time-based RSUs to all NEOs in Fiscal 2021.

These changes were temporary and designed to reprioritize and focus management on managing and emerging from the crisis. As noted under, "Looking Forward to Fiscal 2022", we plan to return to include quantitative financial goals in our incentive plans to align with and support our multi-year Strategic Plan.

Determination of Compensation for Executives

- **Market Data.** We organize our business into the following three reportable segments: North America, Europe, and Asia. Our primary products include apparel for men, women and children, footwear, accessories, home furnishings and fragrance. As a result, we believe our product breadth, multichannel distribution, and global reach are unique among luxury and apparel companies.

Accordingly, while the Compensation Committee considers, among other things, competitive market compensation paid by other companies in our industry in establishing compensation programs, the Compensation Committee does not set executive compensation at, or near, any particular target percentile within a peer group. Instead, the Compensation Committee uses compensation market data across multiple comparator groups as a consideration in setting our executive compensation levels.

- **Other Considerations.** In addition to market data, the Compensation Committee considers several other factors in determining executive compensation levels, including internal pay equity, nature and scope of responsibility, individual employee's current performance and expected future contributions, succession planning considerations relative to development and retention, and our performance, financial plans, and budget. In order to succeed in the execution of our Strategic Plan, we will require the ability to attract and retain high level executive talent.

Role of the Compensation Committee

In addition to its responsibilities to, among other things, review and administer our compensation plans and to maintain oversight of the development of succession plans for certain key executive positions within our senior management, the Compensation Committee is responsible for reviewing and approving employment agreements, as applicable, for each of our NEOs, which include their salary, bonus, and certain other compensation components. In determining the long-term incentive component of the compensation for each of our NEOs pursuant to each of their employment agreements, as applicable, the Compensation Committee considered, among such other factors as it deemed relevant, our performance, long-term stockholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to each of our NEOs in prior years. As noted above under "Executive Compensation Governance – Determination of Compensation for Executives – Market Data," while the Compensation Committee considers market information, the Compensation Committee believes that considerations



unique to our Company have a greater impact in setting executive compensation. On an annual basis, the Compensation Committee also reviews and approves the corporate performance goals and objectives relevant to the compensation payable to our NEOs. Subject to previously approved applicable obligations in an employment agreement, the Compensation Committee also reviews and approves, on an annual basis, the compensation of key members of our senior management, and reviews and approves the corporate performance goals and objectives relevant to the compensation payable to each of them. In addition, the Compensation Committee regularly reviews the design and structure of our executive compensation programs to ensure that management's interests are closely aligned with stockholders' interests and that the compensation programs are designed to further our strategic priorities, including our fair treatment and diversity and inclusion efforts.

The Compensation Committee is also responsible for gathering and reviewing data, and making recommendations to the Nominating Committee, regarding the appropriate level of non-employee director compensation. The Nominating Committee then recommends non-employee director compensation to the Board.

Due to the acute severity of the COVID-19 impact to the business in Fiscal 2021, the Compensation Committee held regular and special meetings during Fiscal 2021 to discuss and review the impact of adjusting the performance measures of the Company's outstanding long-term equity awards granted in Fiscal 2019 and Fiscal 2020 prior to COVID-19 before making the changes to outstanding PSUs described above under "Executive Summary – Impact of COVID-19 on Our Fiscal 2021 Performance".

Role of the Compensation Consultants

We engage compensation consultants to assist in reviewing our overall compensation strategy and total compensation package and to provide input on the competitive market for executive talent, evolving executive and director compensation market practices, program design and regulatory compliance. The Compensation Committee retains an independent compensation consulting firm, Korn Ferry, to provide guidance in connection with the development and

evaluation of compensation philosophy, policies and practices and significant executive compensation decisions. The Compensation Committee has the sole authority to retain and terminate the independent compensation consulting firm and approve the firm's fees and other retention terms. Korn Ferry provides other services to Ralph Lauren Corporation which must be approved by the Compensation Committee. Executive compensation fees collected during Fiscal 2021 were $111,816 and fees collected for other services were $220,026 for executive assessments, an insight survey as part of employee engagement services, and to provide European sales incentive plan consulting. The Compensation Committee has made an assessment under the factors set forth in the NYSE rules and concluded that Korn Ferry is independent and that the firm's work for the Compensation Committee does not raise any conflicts of interest. In making this assessment, the Committee considered other services that Korn Ferry provides to management.

In Fiscal 2021, the Compensation Committee engaged Korn Ferry to provide independent advisory services, which is discussed in the "Executive Employment Agreements and Compensatory Arrangements" section below. The Compensation Committee meets with Korn Ferry regularly and as needed, in the Compensation Committee's sole discretion and the consultant assists the Committee by:

- attending Committee meetings;

- meeting with the Committee without management present;

- providing third-party data, advice and expertise on proposed executive compensation and awards and plan designs;

- reviewing briefing materials prepared by management and outside advisers and advising the Committee on the matters included in these materials, including the consistency of proposals with the Committee's compensation philosophy and comparisons to programs at other companies;

- preparing its own analysis of compensation matters, including positioning of programs in the competitive market and the design of plans consistent with the Committee's compensation philosophy; and

- advising the Committee on compensation decisions based on the unique circumstances in Fiscal 2021.



Management continued to retain the services of Compensation Advisory Partners, LLC ("CAP"), as its compensation consultant. CAP's role is to assist management in the development and analysis of executive compensation matters.

Factors in Determining Compensation for Executives

Determining Compensation for Mr. R. Lauren, our Executive Chairman and Chief Creative Officer. In response to the global pandemic, the Compensation Committee and Mr. R. Lauren mutually agreed that Mr. R. Lauren would forgo his Fiscal 2020 bonus which would have been $6,000,000 and his entire Fiscal 2021 base salary pursuant to an amendment to his employment agreement. The Compensation Committee, in consultation with its third-party independent compensation consultant and independent outside counsel, determined the compensation structure under Mr. R. Lauren's employment agreement, effective as of the beginning of Fiscal 2018. Mr. R. Lauren serves as both Chief Creative Officer and Executive Chairman. These factors were considered when setting Mr. R. Lauren's compensation opportunity during Fiscal 2021 and the terms set forth in his employment agreement. Mr. R Lauren's role is unique and critical, and his compensation package is based on several factors including:

Chief Creative Officer

As the chief designer, Mr. R. Lauren's compensation package is also based on the Company's review of the compensation of other Chief Creative Officers. The Compensation Committee believes that Mr. R. Lauren's leadership, aesthetic vision, direction and the public's association of his name and likeness with our branded products are unparalleled and integral components of our success, and that his contributions to our longstanding, consistent achievement over five decades have been, and continue to be, instrumental in creating long-term stockholder value.

Executive Chairman

As Executive Chairman of the Board, Mr. R. Lauren works with the CEO to set overall vision, strategy, financial objectives, and investment priorities for the business. Mr. R. Lauren also continues to mentor our design team and provide guidance in areas that are important to the Company, including growth in new business categories, creative talent, advertising, and marketing.

Strategic Vision

Mr. R. Lauren not only drives the vision and strategy of a unique, complex, global organization with distribution channels in multiple product categories and countries, but he is also the founder, creator and name behind our brands for over 53 years and the value of the impact of his leadership to the creative talent of the organization is very significant.

Celebrated Achievements

Mr. R. Lauren's unique, critical role as Chief Creative Officer brings to us his extraordinary and rare talent that is unrivaled by others in our industry. His career has resulted in numerous tributes for his contributions to the fashion industry, including the Council of Fashion Designers of America's four highest honors:
- **Lifetime Achievement Award;**
- **Womenswear Designer of the Year Award;**
- **Menswear Designer of the Year Award; and**
- **Retailer of the Year Award.**



Determining Compensation for Mr. Louvet, our President and Chief Executive Officer. In response to the global COVID-19 pandemic, Mr. Louvet reduced his Fiscal 2021 salary by 50% during the first quarter of Fiscal 2021. In Fiscal 2018, the Company entered into an employment agreement with Mr. Louvet, who joined the Company as President and CEO in July 2017. In determining the compensation for Mr. Louvet, the Compensation Committee, in consultation with its independent compensation consultant and independent outside counsel, also considered, among other things, Mr. Louvet's strong global brand leadership experience, prior compensation, achievements at his former employer, the Company's internal pay equity and his expected future contributions in his role with us.

Determining Compensation for our Other NEOs. In response to the global COVID-19 pandemic, the other NEOs reduced their salaries by 20% in the first quarter of Fiscal 2021. In determining the compensation of our other NEOs, the Compensation Committee considered the impact, scope of responsibility and leadership structure required to support the ongoing global transformation and long-term growth of our business in an increasingly complex global environment.

Employment Agreements

In general, we have a longstanding practice of entering into employment agreements with our executive officers and select members of senior management. We believe that employment agreements provide greater assurance of continuity and retention of critical creative and operating talent in a highly competitive industry. All our NEOs have employment agreements other than Mr. D. Lauren. Employment agreements for our NEOs were reviewed and approved by the Compensation Committee, in consultation with its independent compensation consultant and the Committee's independently retained legal advisors when requested and reviewed and approved with Mr. R. Lauren and Mr. Louvet or his predecessor with respect to our other NEOs. The terms of Mr. D. Lauren's compensation arrangement were determined based on his role in the organization and were also reviewed and approved by the Compensation Committee.

The guidelines for salary, bonus, and certain other compensation components for each NEO with an employment agreement are set forth in his or her respective employment agreement. The agreements also provide for certain benefits, including those in the event of various termination or change in control situations. We believe that providing for certain benefits in change in control situations enhances the value of the business by preserving the continuity of management during these potential situations and by focusing our senior executives on our long-term priorities.

See "Executive Employment Agreements and Compensatory Arrangements," "Summary Compensation Table" and "Potential Payments Upon Termination or Change in Control" below for a more detailed description of the payments and benefits provided under each NEO's employment agreement and other compensatory arrangements.

KEY COMPONENTS OF EXECUTIVE COMPENSATION

The principal elements of our senior executive compensation programs are summarized in the following table and described in more detail below.

Compensation Element	Performance-Based	Fiscal 2021 Objective
Base Salary		Provide a competitive, fixed level of cash compensation to attract and retain talented and skilled employees.
Annual Cash Incentive Awards	☑	Motivate and reward employees for progress on KPIs based on the Company's three COVID-19 phases: managing the crisis, preparing for the rebound, and working in the new normal, all in the context of our five stakeholders.
Long-Term Equity-Based Incentive Awards	☑	Align employee's interest with that of our stockholders and encourage executive decision-making that maximizes value creation over the long-term with variable equity compensation earned based on retention of key talent.



Compensation Programs Pay Mix

The charts below show the components and allocation of the variable and fixed elements that comprise the target total direct compensation for our NEOs. Total direct annual compensation represents base salary plus target bonus and target annual equity. This chart does not reflect salary reductions taken during Fiscal 2021 further discussed under "Executive Summary – Compensation Decisions in Fiscal 2021 – Base Salary".



EXECUTIVE CHAIRMAN / CHIEF CREATIVE OFFICER - TARGET TOTAL DIRECT COMPENSATION

Fixed 9%
Variable 91%
Salary 9%
Bonus 32%
Equity 59%

CEO - TARGET TOTAL DIRECT COMPENSATION

Fixed 10%
Variable 90%
Salary 10%
Bonus 30%
Equity 60%

OTHER NEOs - TARGET TOTAL DIRECT COMPENSATION[1]

Fixed 22%
Variable 78%
Salary 22%
Bonus 31%
Equity 47%

1. Does not include benefits received by Mr. Smith under the Expatriate Program.

Compensation Element: Base Salary

We pay base salaries to attract and retain talented executives and to provide a fixed base of cash compensation. Base salaries for each of our NEOs are determined and approved by the Compensation Committee. In general, base salaries may be reviewed periodically by the Compensation Committee and are provided in each NEO's employment agreement, other than for Mr. D. Lauren, who does not have an employment agreement.

As of the end of Fiscal 2021, the annual base salaries for our NEOs were as follows:

Name / Title	Fiscal 2020 Base Salary ($)	Fiscal 2021 Base Salary ($)	% Increase
Ralph Lauren *Executive Chairman and Chief Creative Officer*	1,750,000	0	NA[1]
Patrice Louvet *CEO*	1,250,000	1,250,000	0%[2]
Jane Nielsen *COO and CFO*	1,050,000	1,050,000	0%[3]
Howard Smith *Chief Commercial Officer*	1,050,000	1,050,000	0%[3]
David Lauren *Chief Branding and Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of the Ralph Lauren Corporate Foundation*	850,000	850,000	0%[3]

1. Mr. R. Lauren did not receive a base salary in Fiscal 2021.
2. Mr. Louvet's base salary was reduced by 50% in the first quarter of Fiscal 2021.
3. Ms. Nielsen, Mr. Smith and Mr. D. Lauren's respective base salaries were reduced by 20% in the first quarter of Fiscal 2021.

Compensation Element: Short-Term Annual Cash Incentive Awards

In Fiscal 2021, all our NEOs participated in the Executive Officer Annual Incentive Plan ("EOAIP"), a stockholder-approved, short-term cash incentive bonus plan, in which the Compensation Committee determines the eligible EOAIP participants from among our executive officers. The EOAIP is designed to promote strong executive decision-making and achievement that supports the realization of significant overall Company financial goals. Key features of the EOAIP are as follows:

Payouts	Payouts are based on different levels of achievement, which include threshold, target, stretch and maximum levels, established by the Compensation Committee each year.
	In Fiscal 2021, the Compensation Committee determined that the following performance levels were applicable to EOAIP participants:

Threshold	The minimum level of performance that is required before the bonus plan pays out at 50% of the target level.
Target	Target level of achievement of KPI goals as determined by the Compensation Committee.
Maximum	Achievement at a superior level of performance. For fiscal 2021 only, maximum payout was reduced from 200% to 125% of target bonus set for all NEOs, except for Mr. Louvet, whose maximum payout was reduced from 150% to 125% of target bonus.



Compensation Committee Process and Authority	**Process:** Each year, we engage in an extensive and deliberate process to establish our performance measures and performance targets which are subject to Compensation Committee approval in consultation with its independent consultant. For Fiscal 2021 only, as a result of the pandemic, these measures were in the form of KPIs, with both qualitative and quantitative goals as further described above under Annual Cash Incentive Awards – Fiscal 2021. At the end of the fiscal year, the following approval process takes place:

- Based upon the degree of achievement, the Compensation Committee approves the annual cash incentive bonuses payable to each NEO under the EOAIP, as applicable;
- The Compensation Committee believes that the performance of each of our NEOs is represented by the Company's performance results and individual performance is not considered in determining their bonuses.

Authority: The Compensation Committee has the authority to:

- Determine the eligible EOAIP participants from among our executive officers;
- Establish the performance goals at the beginning of the fiscal year. For Fiscal 2021 only, performance goals were in the form of KPIs established in May 2020 for the first half of the fiscal year and November 2020 for the second half of the fiscal year;
- Establish the required achievement levels against pre-determined performance goals under the EOAIP; and
- Exercise discretion to reduce or eliminate, but not increase, the bonus amounts payable under the EOAIP.

Modifications to previously granted PSUs:

- Due to the acute severity of the COVID-19 impact to the business in Fiscal 2021, the Compensation Committee held regular and special meetings during Fiscal 2021 to discuss and review the impact of adjusting the performance measures of the Company's outstanding long-term equity awards granted in Fiscal 2019 and Fiscal 2020 prior to COVID-19. These Performance Share Unit ("PSUs") awards included performance measures for Fiscal 2021 and Fiscal 2022 set prior to the pandemic. The Committee, in conjunction with its outside compensation consultant, reviewed each award.
- In consultation with its third-party independent compensation consultant, the Committee exercised its authority to approve modifications to certain of these awards in March 2021. Details of modification are further described above under "Executive Summary - Impact of COVID-19 on Our Fiscal 2021 Performance."

Annual Cash Incentive Awards – Fiscal 2021

As approved by the Compensation Committee at the beginning of our fiscal year, below is a summary of the temporary design of our Fiscal 2021 bonus program as shaped by the COVID-19 pandemic:

- Two performance intervals with one payout at the end of the fiscal year. This design allowed the Company the ability to establish more quantitative goals for the second half of the fiscal year. The first performance interval ran from April 2020 – September 2020 and the second performance interval ran from October 2020 – March 2021.

- Payout range: Threshold at 50% of target (no change from Fiscal 2020) and Maximum at 125% of target (reduced from 200%[1] maximum in Fiscal 2020)

- Performance Metrics were established as KPIs in the form of qualitative and quantitative goals applied to each of the performance intervals meant to support the Company's enterprise-wide efforts to maximize its operations, reduce costs and leave the Company better positioned with its customers when more normal business operations resume (including employee health and safety)

- Payout was determined by the Compensation Committee based on the Company's management of three COVID-19 phases; managing the crisis, preparing for the rebound, and working in the new normal all in the context of our 5 stakeholders:

  - Our Employees,
  - Our Customers and our Brand,
  - Our Shareholders,
  - Our Partners, and
  - Our Communities

- The financial situation of the Company to be assessed at the end of Fiscal 2021 before determining any bonus payout

[1] Maximum payout was reduced from 150% of target to 125% of target for Mr. Louvet

Bonus Payouts for Fiscal 2021. Each of our NEOs was eligible for a bonus in Fiscal 2021 dependent on the financial situation of the Company at the end of the fiscal year. The Compensation Committee and management assessed the financial situation of the Company at the end of the fiscal year along with the progress made on our KPIs for each of our stakeholders during the year and determined that bonuses could be paid.



Progress made against KPIs set in the context of our 5 stakeholders are noted in the chart below and was determined by the Compensation Committee to be slightly above target for each of the two performance intervals. The Compensation Committee limited bonus payouts to target level and, as a result, approved bonus payout at 100% of target for Fiscal 2021.

Stakeholders	First Half of Fiscal 2021 – Progress in the following areas	Second Half of Fiscal 2021 – Progress in the following areas
Our Employees An engaged and enabled workforce; managing employee health and wellbeing; clear and consistent resources and communication	• COVID-19 related policies and protocols • Employee Pulse survey scores • Black Advisory Council workstreams • Unconscious bias training	• Salary and Benefits reduction savings • Employee survey favorability rate • Deployment of unconscious bias training • Visibility of underrepresented talent and robust action plans
Our Customers and our Brand Brand integrity and consumer perception of our Brand; stay true in our purpose to re-establish the dream of a better life	• Five brand equity score • Brand consideration and purchase intent • New RLE customers • North America connected retail focus and capabilities	• Five brand equity score • Brand consideration and purchase intent • New RLE customers • Brand elevation; Average Unit Retail
Our Shareholders Preserving the long-term health of the Company and defining the plan to restart cash returns to shareholders	• Liquidity position • Average Unit Retail (AUR) growth • Reduced Selling, General and Administrative (SG&A) expenses	• On track to restart dividend payment • On track to Gross Margin growth • Chaps license agreement • Global RL.com revenue growth • International customers size; Targeted wholesale doors; Off-price penetration
Our Partners Protecting our strategic and key partners	• Share of our business in strategic and key suppliers • Process of cancellation and suspension of Fall orders with open and transparent communication • Financing program for our suppliers to help them manage their cash flow and address long-term gaps on worker wages and benefits • Responsible Purchasing Practices Policy	• Share of business in strategic & key suppliers • Suppliers integration to the interactive supplier portal (VMS) through Digitizing the Value Chain program

Our Communities
 	
Social and Sustainability achievements
	• Setting science-based targets
	• Tier 1 supplier facilities completion of Sustainable Coalition's Higg Facility Environmental Module assessment
	• Wage management strategy
	• Black African American (BAA) Manifesto
		• **Sustainability**:
		  • **Climate:** Science-based GHG target
		  • **Waste:** Diversion rate for distribution centers
		  • **Materials:** Sustainably sourced cotton
		• **Citizenship:** Suppliers with baseline wage levels established. Women's empowerment programs
		• **D&I:** Supplier D&I workstream

Overall Assessment	**Slightly above Target**	**Slightly above Target**

The table below sets forth the target bonus and actual Fiscal 2021 cash bonus for each of our NEOs:

Payout was capped at 100% of target for the NEOs based on discussions with the Compensation Committee.

Name / Title	Target Bonus ($)	Actual Fiscal 2021 Bonus ($)
Ralph Lauren[1] *Executive Chairman and Chief Creative Officer*	6,000,000	6,000,000
Patrice Louvet[1] *CEO*	3,750,000	3,750,000
Jane Nielsen[1] *COO and CFO*	1,837,500	1,837,500
Howard Smith[1] *Chief Commercial Officer*	1,575,000	1,575,000
David Lauren[1] *Chief Branding and Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of the Ralph Lauren Corporate Foundation*	637,500	637,500

1. Target bonus amounts payable to Messrs. R. Lauren, Louvet, and Smith and Ms. Nielsen are set forth in their respective employment agreements. Target bonus amount payable to Mr. D. Lauren, who does not have an employment agreement, is based on his role in the organization and was approved by the Compensation Committee.

Compensation Element: Long-Term Equity-Based Incentives – Fiscal 2021

Long-term equity-based incentives are intended to align executive and stockholder interests and encourage strong executive decision-making that maximizes stockholder value creation over the long-term. The values, mix, and type of annual grants for each senior executive are discussed by management and the Compensation Committee and ultimately approved by the Compensation Committee, in consultation with its third-party independent consultant, unless the terms have been previously approved and set forth in an employment agreement.

The determination of the mix and type of Mr. R. Lauren's Fiscal 2021 annual grant was provided under his employment agreement.

In Fiscal 2021, all equity awards to our NEOs were granted under our 2019 Stock Incentive Plan. These awards all provide the recipient with the opportunity to receive shares of our Class A Common Stock over a specified period. As noted earlier, when considering long-term incentives, the Committee did not believe that setting multi-year financial goals was a viable program design for Fiscal 2021. The beginning of our

fiscal year, March 29, 2020, coincided with the approximate beginning of the pandemic in the United States. At this time, the stock market was extremely volatile and there was limited information regarding the impact COVID-19 might have on our industry and on our peers. Also, as we are a global company, the pandemic affected our regions at different times which may not have been the case with our peers. Due to the many uncertainties regarding potential time period and impact of the pandemic, an absolute measure could not reasonably be determined, and a relative measure for new long-term awards was not considered to be reliable during a period of extreme volatility with potential differences among the situations of our peers.

As a result, we granted time-based RSUs to all NEOs in August 2020. The time-based vesting terms were established to be the same as previous performance-based equity granted to each NEO with three-year cliff vesting (RSUs-Cliff) for Mr. R. Lauren's grant and three-year cliff vesting (RSUs-Cliff) for half of the other NEO awards and three-year pro-rata vesting (RSUs-Prorata) for the second half of the award. This change was temporary and we plan to return to include performance-based equity awards in Fiscal 2022.



The Fiscal 2021 awards consisted of:

Fiscal 2021 Awards Granted	Vesting
Restricted Stock Units – Prorata	3 year pro-rata vesting on anniversary date of grant
Restricted Stock Units – Cliff	3 year cliff vesting on third anniversary of grant date

In Fiscal 2021, each of our NEOs received long-term equity awards consisting of RSUs-Cliff and/or RSUs-Prorata granted on August 15, 2021.

Name / Title	RSUs-Cliff	RSUs-Prorata
Ralph Lauren *Executive Chairman and Chief Creative Officer*	157,910	—
Patrice Louvet *CEO*	53,833	53,832
Jane Nielsen *COO and CFO*	21,533	21,534
Howard Smith *Chief Commercial Officer*	19,739	19,740
David Lauren *Chief Branding and Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of the Ralph Lauren Corporate Foundation*	3,948	3,948

Previously Awarded Long-Term Equity-Based Incentives that Vested in May 2021

Below is a table summarizing the goals, payout range, and achievement for the Fiscal 2019 PSUs. See Appendix B for a reconciliation to reported U.S. GAAP cumulative net income results.

Fiscal 2019 PSUs-Relative TSR: Relative TSR is used as a performance measure to align our executives with the interests of our stockholders. Awards granted in Fiscal 2019 were structured to pay out from 0% to 200% of target based on the performance of the Company's stock as compared to the performance of stock in a comparator group of companies over the three-year performance period (Fiscal 2019 – Fiscal 2021). Relative TSR is based on stock price appreciation, plus dividends reinvested, with starting and ending share prices based on average closing stock prices for the 20 trading days ending immediately prior to the beginning and end of the performance period. If any comparator group companies are removed from the NYSE for any reason over the performance period, they are removed from the final performance calculation at the end of the performance period, such that the final TSR performance calculations may be based on fewer companies.

The performance and payout levels for the Fiscal 2019 PSUs-Relative TSR, applicable to all NEOs, for the performance period Fiscal 2019 – Fiscal 2021 are summarized as follows:

Performance Level	Relative TSR Performance	% of PSUs Vested
Below Threshold	Below 30th Percentile	0%
Threshold	30th Percentile	50%
Target	50th Percentile	100%
Stretch	70th Percentile	150%
Maximum	90th Percentile and above	200%
Performance Results and Amount Earned and Paid as a % of Target	53.33rd Percentile	108.33%

No payout is earned for performance below threshold. The number of PSUs earned is interpolated on a linear basis for performance between Threshold and Target, between Target and Stretch, and between Stretch and Maximum.



The comparator group which was used for Relative TSR is shown below. The companies in the comparator group include luxury retail peers, certain department stores and apparel wholesalers, and other well branded companies.

Capri Holdings Limited	Macy's, Inc.	RH (Restoration Hardware, Inc.)	Urban Outfitters, Inc.
Dillard's, Inc.	Nike, Inc.	Tapestry, Inc.	V.F. Corporation
The Gap, Inc.	Nordstrom, Inc.	The TJX Companies, Inc.	Williams-Sonoma, Inc.
L Brands, Inc.	PVH Corp.	Under Armour, Inc.	

Fiscal 2019 PSUs-ROIC (modified award). PSU-ROIC awards that were granted in Fiscal 2019 vested in May 2021, based upon our achievement of financial goals for the three-year performance period (Fiscal 2019 – Fiscal 2021). As discussed above, as determined by the Compensation Committee, the Fiscal 2021 ROIC goal was replaced with three-year relative TSR for Fiscal 2019 – Fiscal 2021. As a result, payout for two-thirds of the award was based on cumulative two-year adjusted

ROIC results for Fiscal 2019 – 2020 and payout for one-third of the award was based on three-year relative TSR for Fiscal 2019 – 2021. The three-year relative TSR goal used the same comparator companies, payout range and performance calculation as used in the Fiscal 2019 PSUs-Relative TSR, shown below. Payout for these Fiscal 2019 PSUs-ROIC (modified award) was limited to target payout.

Fiscal 2019 PSUs-ROIC (modified award):

Achievement Level-Cumulative ROIC	% Performance Target	Fiscal 2019 – 2020 Cumulative ROIC Goals	Percent of Target Award Earned
Threshold	90%	51.0%	50%
Target	100%	56.7%	100%
Maximum	110%	62.4%	200%
Achievement	**106%**	**60.1%**	**159%**

	Performance Measure	Performance Period	Performance Results	Percent of Target Award Earned	Amount Paid as a % of Target
PSUs – ROIC (applicable to all NEOs)	Cumulative ROIC	Fiscal 2019–Fiscal 2020	106%[1]	159%[2]	100%[4] for all NEOs
	3-year Relative TSR	Fiscal 2019–Fiscal 2021	53.33rd Percentile	108.33%[3]	

1. As a % of Target
2. Award based on achievement of cumulative two-year ROIC goal shown in the chart above.
3. Award based on achievement of TSR relative to comparator companies listed under Fiscal 2019 PSUs-Relative TSR and shown in the charts above.
4. Although achievement was above target for both the cumulative two-year ROIC and three-year relative TSR goals, payout was capped at 100% target.

ALL OTHER COMPENSATION

Employee Benefits and Perquisites

We provide a number of benefit plans to all eligible employees, including our NEOs. These benefits include programs such as medical, dental, life insurance, business travel accident insurance, short and long-term disability coverage and a 401(k) plan. We continue to

engage all eligible employees, including our NEOs, by providing such benefits as flexible work arrangements and sabbaticals. In Fiscal 2021, we expanded our medical benefits in the U.S. to our part-time employees, ensuring equitable benefits for our frontline workers. There are no supplemental retirement plans for our executives. We also provide a merchandise discount on most of our products to all our employees, including our NEOs, and our directors.



Other Benefits

We provide our NEOs with other benefits that we believe are reasonable, competitive, and consistent with our overall executive compensation programs. We believe that these benefits generally allow our executives to work more efficiently and promote our brand. The costs of these benefits constitute only a small percentage of each NEO's total compensation. Our NEOs are eligible for financial counseling and, in the case of Mr. R. Lauren, Mr. Louvet, and Mr. D. Lauren, an annual executive physical. We provide the use of an automobile and driver to Mr. R. Lauren and Mr. Louvet and an annual car allowance for all other NEOs. Effective Fiscal 2021, Mr. R. Lauren assumed the personal costs of his automobile and driver.

In addition, pursuant to his employment agreement and for security purposes, Mr. R. Lauren is required to use private aircraft for any travel and is reimbursed for the expense of business travel. Also, under Mr. R. Lauren's employment agreement, we will reimburse him up to a maximum aggregate amount of $200,000 for any expense incurred as a result of his use of his private aircraft, or other acceptable private aircraft, for personal travel. The Company did not pay for personal travel for any of the other NEOs in Fiscal 2021. In all cases, personal travel paid by the Company is treated as imputed income to the executive. See the "All Other Compensation" column of the "Summary Compensation Table" and related footnotes for a discussion of all perquisites and other personal benefits provided to our NEOs.

Ralph Lauren Expatriate Program

Ralph Lauren's Expatriate Program is intended to ensure globally consistent and equitable treatment of assignees asked to relocate temporarily from one country to another. Our policy provides a series of core relocation benefits including coverage of moving expenses, shipment of household goods and personal effects, storage of goods, relocation allowance, language and cultural training, broker fee coverage and tax assistance. Our Expatriate Program also includes several flexible benefits that assignees can select based on their individual circumstances, including school search, pet shipment, auto loss, spousal/domestic partner assistance, property management and home lease cancellation. Assignees have up to one-year post assignment start to use the relocation benefits.

In connection with Mr. Howard Smith's appointment as EVP, Chief Commercial Officer, he was relocated from Hong Kong to London, United Kingdom on April 1, 2019 under the Expatriate Program. He currently receives allowances for Goods & Services, Housing, Home Leave, Education Assistance, and Auto Coverage under the Expatriate Program and per the terms of his employment agreement. Benefits related to his participation in the program were paid in 2020 and may be paid in future years.

EXECUTIVE STOCK OWNERSHIP GUIDELINES

Our Board and Compensation Committee believe it is important for key members of our senior management team to build and maintain a long-term ownership position in our Company to further align their financial interests with those of our stockholders and to encourage the creation of sustainable long-term value. Our compensation structure for these individuals provides for a significant percentage of compensation to be equity-based, which places a substantial portion of compensation at risk over a long-term period.

In June 2010, the Compensation Committee established stock ownership guidelines for our non-employee directors, our NEOs, and select other members of our senior management group to further link the interests of these individuals with those of our stockholders. Further details on the guidelines for non-employee directors are provided in the "Director Compensation" section above. Below is a summary of our current stock ownership guidelines for our NEOs:

- **Multiple of Salary Approach.** The application of a multiple of salary approach is used to establish stock ownership targets. The guidelines for NEOs were based on competitive multiples of salary.

- **Holding Requirement.** If at any time the minimum number of shares owned is not achieved, the NEO will be required to retain 50% of the net shares resulting from the vesting of all time-based RSU awards, performance-based awards and 50% of the net shares resulting from the exercise of all stock option awards, until the NEO's applicable level of ownership is met and maintained.

- **Determination of Shares.** The minimum number of shares required is determined annually in June using the NEO's applicable multiple and base salary as of the beginning of the current fiscal year and the average daily closing share price for the 20 trading days ending on May 31 of that year.

Shares directly or beneficially owned by an employee subject to the guidelines count toward the achievement of ownership guidelines, including

certain shares underlying vested RSUs that may not be distributed to Mr. R. Lauren until his employment is terminated. Unvested time-based RSUs, and PRSUs with a one-year performance target, count toward the achievement of ownership targets.

All of our NEOs exceeded their respective Fiscal 2021 stock ownership guidelines. As of the end of Fiscal 2021, the following stock ownership targets were in effect for our NEOs:

Name	Share Ownership Target Value
Ralph Lauren, *Executive Chairman and Chief Creative Officer*	6 times base salary
Patrice Louvet, *CEO*	6 times base salary
Jane Nielsen, *COO and CFO*	3 times base salary
Howard Smith, *Chief Commercial Officer*	3 times base salary
David Lauren, *Chief Branding and Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of the Ralph Lauren Corporate Foundation*	3 times base salary

RELATED CONSIDERATIONS

Pay Equity

We take a proactive approach to gender and ethnic pay equity and continually monitor our compensation programs to ensure fairness. As of Fiscal 2020, our female employees in the U.S. earned an average of 99 cents for every $1 earned by males. In line with Parity.org's best practices, we conduct a biennial assessment with an independent human capital management firm to analyze employee compensation based on gender and ethnicity in the United States. In Fiscal 2020, we found that 96 percent of our U.S. employees' salaries fell within the equal pay parameters set by our model. We moved immediately to review instances where compensation fell outside the parameters. In Fiscal 2022, we will expand our human capital assessment to examine gender pay equity for our global operations.

Ralph Lauren publishes an annual UK Gender Pay Gap report in line with UK legislation available on our investor relations website at *http://investor.ralphlauren.com*. Our mean and median gender pay and bonus gaps are substantially better

than UK average figures. Between 2017 and 2018, we improved our gender pay balance by reducing our mean and median pay gaps. In 2019, we reversed our overall gender pay mean gap with more women in senior management positions and increased the number of participants in our bonus schemes.

Certain Tax Matters

The Internal Revenue Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's covered employees, including its NEOs. On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was enacted, which, among other things, repealed the "qualifying performance-based" compensation exception. Following enactment of the Tax Act, we expect that compensation paid to our covered employees, including our NEOs, in excess of $1 million will not be deductible (except in accordance with certain limited exceptions).

Accounting Matters

Each element of the compensation paid to our executives is expensed in our financial statements as



required by U.S. GAAP. The financial statement impact of various compensation awards is an important factor that the Compensation Committee considers in determining the amount, form, and design of each pay component for our executives.

Adjustment or Recovery of Awards

The EOAIP includes a formal policy regarding the recovery of awards granted under the EOAIP in connection with a restatement of our financial statements. Under this policy, if, as a result of a NEO's intentional misconduct or gross negligence, we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the securities laws, the Compensation Committee may, in its reasonable discretion, require such executive to promptly reimburse us for the amount of any payment previously

received by the executive pursuant to the EOAIP that was earned or paid during the 12 month period following the earlier of the first public issuance or filing

with the SEC of any financial document embodying such financial reporting requirement that required such accounting restatement.

COMPENSATION COMMITTEE REPORT

The Compensation Committee, composed entirely of independent directors, reviewed, and discussed the Compensation Discussion and Analysis ("CD&A") with management and with the other members of the Board. Based on these reviews and discussions, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement and incorporated by reference in our Annual Report on Form 10-K for the year ended March 27, 2021.

Members of the Compensation Committee:

Michael A. George
(Committee Chair)

Frank A. Bennack, Jr.
(Lead Independent Director of the Board)

Hubert Joly

Linda Findley Kozlowski



EXECUTIVE COMPENSATION MATTERS

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of all compensation awarded or paid to or earned by our NEOs for Fiscal 2021, Fiscal 2020, and Fiscal 2019.

Name and Principal Position	Fiscal Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
Ralph Lauren *Executive Chairman and Chief Creative Officer*	2021	—	—	11,000,011	—	6,000,000	—	131,234	17,131,245
	2020	1,750,000	—	10,999,955	—	—	—	291,319	13,041,274
	2019	1,750,000	—	10,999,993	—	9,180,000	—	289,532	22,219,525
Patrice Louvet *President and CEO*	2021	1,117,788	—	7,131,351	—	3,750,000	—	64,429	12,063,568
	2020	1,250,000	—	7,089,951	—	3,750,000	—	80,519	12,170,470
	2019	1,250,000	—	7,266,200	—	5,197,500	—	137,984	13,851,684
Jane Nielsen *COO and CFO*	2021	1,005,577	—	2,852,609	—	1,837,500	—	25,338	5,721,024
	2020	1,050,000	—	7,062,447	—	1,837,500	—	25,523	9,975,470
	2019	990,000	—	2,421,966	—	2,499,255	—	26,694	5,937,915
Howard Smith *Chief Commercial Officer*	2021	1,005,577	—	2,614,952	—	1,575,000	—	4,437,331	9,632,860
	2020	1,050,000	—	3,991,369	—	1,575,000	—	1,494,390	8,110,759
David Lauren *Chief Branding and Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of the Ralph Lauren Corporate Foundation*	2021	814,038	—	523,003	—	637,500	—	25,569	2,000,110
	2020	850,000	—	519,828	—	637,500	—	23,885	2,031,213
	2019	850,000	—	532,997	—	1,072,913	—	27,231	2,483,141

1. The amounts reported in this column represent base salaries paid to each of the NEOs for the applicable fiscal year as provided for in each of their respective employment agreements or compensation arrangements. See "Executive Employment Agreements and Compensatory Arrangements." As discussed in the CD&A, under "Executive Summary – Compensation Decisions in Fiscal 2021- Base Salary", the amounts in Fiscal 2021 reflect temporary salary reductions instituted during the fiscal year as a result of COVID-19.
2. The NEOs did not receive any discretionary bonuses, sign-on bonuses, or other annual bonus payments that are not contingent on the achievement of stipulated performance goals. Cash bonus payments that are contingent on achieving pre-established, substantially uncertain and communicated goals, including payments under the EOAIP, appear in the column headed, "Non-Equity Incentive Plan Compensation."
3. The stock-based compensation amounts shown in this column reflect the aggregate grant date fair value, assuming no risk of forfeiture, of RSU, PSU, and PRSU awards granted during Fiscal 2021, Fiscal 2020 and Fiscal 2019, calculated in accordance with Accounting Standards Codification topic 718, "Stock Compensation" ("ASC 718"). The assumptions used in calculating these amounts is set forth in Note 18 to our Audited Consolidated Financial Statements included in our Annual Report on Form 10-K for Fiscal 2021. We determine the fair value of RSU, PSU, PSU-ROIC, PSU-EPS, and PRSU awards using the average of the high and low stock prices on the date of grant, as adjusted to reflect the absence of dividends for those awards that are not entitled to dividend equivalents. We determine the fair value of PSU-Relative TSR award using a Monte Carlo simulation, which models multiple stock price paths of the Company's Class A common stock and that of its comparator group to evaluate and determine its ultimate expected relative TSR performance ranking. For all PSUs, the amounts shown in the table reflect the aggregate grant date fair value at the Target achievement level. Performance metrics of certain PSUs granted in Fiscal 2020 and Fiscal 2019 were changed during Fiscal 2021 as discussed in the CD&A, under "Executive Summary – Impact of COVID-19 on Our Fiscal 2021 Performance". The related payout ranges were lowered for these PSUs, with no resulting incremental compensation cost for accounting purposes under ASC 718 as a result of these changes.



RSUs can only be paid out at Target. PRSUs can be paid at a range of zero to Target. No PSUs were granted in Fiscal 2021. If Performance were assumed to be achieved at the Maximum level for PSUs, the aggregate grant date fair value would increase by the following amounts:

	Fiscal 2020			Fiscal 2019	
	PSUs-ROIC*	PSUs-Relative TSR	PSUs-EPS*	PSUs-ROIC*	PSUs-Relative TSR
Ralph Lauren	$ 0	$ 5,499,965	N/A	$ 0	$ 5,500,018
Patrice Louvet	$ 0	$ 1,874,962	N/A	$ 0	$ 1,874,913
Jane Nielsen	$ 0	$ 750,037	$ 0	$ 0	$ 624,913
Howard Smith	$ 0	$ 687,512	$ 0	N/A	N/A
David Lauren	$ 0	$ 137,468	N/A	$ 0	$ 137,498

* Represents a modified PSU award where payout is capped at Target.

4. No stock options were granted in Fiscal 2021, Fiscal 2020, or Fiscal 2019.
5. The amounts reported in this column represent payments made under the EOAIP in June following the expiration of the fiscal year to which the payments relate.
6. The named executive officers did not receive any above-market or preferential earnings on compensation deferred on a basis that is not tax qualified. See "Non-Qualified Deferred Compensation" table.
7. The amounts reported in this column represent the aggregate dollar amount for each NEO of all other compensation for the year, including perquisites and other personal benefits. Under SEC rules, we are required to identify by type all perquisites and other personal benefits for a NEO if the total value for that individual equals or exceeds $10,000, and to report and quantify each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount for that individual.

In Fiscal 2021, Mr. R. Lauren received perquisites and other personal benefits including reimbursement for personal travel ($128,893) and enhanced amount of business travel accident coverage.

In Fiscal 2021, Mr. Louvet received perquisites and other personal benefits including car service for travel to and from his home to the office ($24,013), financial planning services ($27,000) and matching contribution under the Company's 401(k) plan.

In Fiscal 2021, Ms. Nielsen and Mr. D. Lauren received perquisites and other personal benefits, including an automobile allowance and matching contributions under the Company's 401(k) plan.

In Fiscal 2021, Mr. Smith received perquisites and other personal benefits, including an automobile allowance and matching contributions under the Company's 401(k) plan in addition to international assignment benefits ($4,411,993) which include allowances for goods and services, and housing, and tax equalization payments under our Expatriate Program described further in the Compensation Discussion and Analysis, under "All Other Compensation: Ralph Lauren Expatriate Program". The tax equalization payments may differ significantly from year to year due to differences in timing of payments and tax reporting years in various countries.



GRANTS OF PLAN-BASED AWARDS

The following table sets forth all plan-based awards granted to the NEOs in Fiscal 2021. No PSUs were granted in Fiscal 2021. Performance metrics of certain PSUs granted in Fiscal 2020 and Fiscal 2019 were changed during Fiscal 2021 as discussed in the CD&A, under "Executive Summary - Impact of COVID-19 on Our Fiscal 2021 Performance." The related payout ranges were lowered for these PSUs with no incremental compensation cost as a result of these changes.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold[1] ($)	Target[1] ($)	Maximum[1] ($)	Threshold (#)	Target (#)	Maximum (#)				
Ralph Lauren		3,000,000	6,000,000	7,500,000							
	08/15/2020[2]							157,910			11,000,011
Patrice Louvet		1,875,000	3,750,000	4,687,500							
	08/15/2020[2]							53,833			3,492,131
	08/15/2020[3]							53,832			3,639,221
Jane Nielsen		918,750	1,837,500	2,296,875							
	08/15/2020[2]							21,533			1,396,839
	08/15/2020[3]							21,534			1,455,769
Howard Smith		787,500	1,575,000	1,968,750							
	08/15/2020[2]							19,739			1,280,463
	08/15/2020[3]							19,740			1,334,489
David Lauren		318,750	637,500	796,875							
	08/15/2020[2]							3,948			256,106
	08/15/2020[3]							3,948			266,898

1. Represents grants of cash incentive awards under the Corporation's EOAIP. See "Compensation Discussion and Analysis – Key Components of Executive Compensation – Compensation Element: Short-Term Annual Cash Incentive Awards" for a description of the material terms of these awards.
2. Represents the number of RSUs that were granted in Fiscal 2021 under our 2019 Stock Incentive Plan with three-year cliff vesting on the third anniversary date of the grant.
3. Represents the number of RSUs that were granted in Fiscal 2021 under our 2019 Stock Incentive Plan with three-year annual pro-rata vesting on the anniversary date of the grant.



EXECUTIVE EMPLOYMENT AGREEMENTS AND COMPENSATORY ARRANGEMENTS

Ralph Lauren's Employment Agreement. During Fiscal 2021, Ralph Lauren was employed as our Executive Chairman and Chief Creative Officer pursuant to an employment agreement made effective as of April 2, 2017 (the "R. Lauren Employment Agreement"), as amended June 16, 2020 (the "R. Lauren Amendment"). On June 16, 2021, the R. Lauren Employment Agreement (as previously amended) was further amended to extend its term by an additional five years, to April 3, 2027. The key terms of the R. Lauren Employment Agreement (as amended), except for the extended term, are identical to his previous agreement and are indicated below:

- **Term:** The R. Lauren Employment Agreement provides for his employment through April 2, 2022, the last day of our 2022 fiscal year (which was extended as noted above through April 3, 2027, the last day of our 2027 Fiscal year).

- **Salary:** He is entitled to an annual base salary of not less than $1,750,000. Pursuant to the R. Lauren Amendment, Mr. R. Lauren voluntarily agreed to forgo any base salary for Fiscal 2021, and therefore his base salary for Fiscal 2021 was zero.

- **Bonus:** His target bonus is in the amount of $6 million for each of the fiscal years during the term of his agreement. The maximum bonus provided for under his agreement in any fiscal year is 200% of that fiscal year's target bonus. Pursuant to the R. Lauren Amendment, Mr. R. Lauren agreed to forgo any bonus for Fiscal 2020, and therefore his bonus for Fiscal 2020 was zero, and further agreed that his maximum bonus for Fiscal 2021 would be 125% of his target bonus amount.

- **Equity Awards:** He receives an annual stock award grant with an aggregate target grant date fair market value of $11 million for each fiscal year during the term of the agreement. PSUs make up 100% of the awards, except in the case of Fiscal 2021 pursuant to the R. Lauren Amendment, as noted below. Each PSU award vests at the end of a three-year performance period, subject to his continued employment with us and our achievement of our performance goals (except in certain circumstances subject to accelerated

vesting upon the termination of his employment as discussed below in "Potential Payments Upon Termination or Change in Control—Ralph Lauren"). Three levels of achievement are used to determine vesting: threshold, target, and maximum. The threshold level, which is 70% of the financial goal, must be achieved in order for any PSUs to vest and be provided to him at the end of the applicable vesting period. If performance is at the threshold level, 75% of Mr. R. Lauren's target shares plus accrued dividends will vest and be paid out. If performance is at the target level, which is 100% of the financial goal, then his target shares plus accrued dividends will vest and be paid out. If performance is at the maximum level, which is 110% or more of the financial goal, then 150% of the target shares plus accrued dividends will vest and be paid out. Vesting with respect to his PSUs shall be interpolated for performance between 70% and 110% of target goal(s) and none of his PSUs shall vest for performance below threshold goal(s). The aforementioned PSU award may be subject to different performance conditions as set by the Compensation Committee during any fiscal year so long as they are no less favorable than those applicable to PSUs granted to any other Named Executive Officers in respect of such fiscal year.

Pursuant to the R. Lauren Amendment, his Fiscal 2021 equity award was granted in the form of restricted share units ("RSUs") that vest based on his continued employment with us (except in certain circumstances subject to accelerated vesting upon the termination of his employment as discussed below in "Potential Payments Upon Termination or Change in Control—Ralph Lauren").

- **Other Benefits:** He is required for security purposes to use his or other acceptable private aircraft for any travel. In addition to being entitled to reimbursement for any aircraft travel expenses he incurs which were business-related, he is also entitled to reimbursement for any personal aircraft travel expenses which he incurs, without any tax gross-up, up to a maximum aggregate amount of $200,000 per fiscal year. Mr. R. Lauren is also entitled to a car and driver paid by us, and is eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers.

- **Non-compete:** He is prohibited from competing with us anywhere in the world during the term of his employment and for a period of two years after the termination of his employment, for any reason.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change in control payments payable to Mr. R. Lauren under the Lauren Employment Agreement, as modified by the R. Lauren Amendment.

Patrice Louvet's Employment Agreement. During Fiscal 2021, we employed Mr. Louvet as our President and Chief Executive Officer pursuant to an employment agreement dated May 11, 2017 and made effective as of July 3, 2017, and amended as of June 10, 2017 (the "Louvet Employment Agreement"), and as further amended on June 17, 2020 (the "2020 Louvet Amendment"). The key terms of the Louvet Employment Agreement are indicated below:

- **Term:** The Louvet Employment Agreement provides that Mr. Louvet will remain employed until such time as he is terminated in accordance with the terms of the Louvet Employment Agreement.

- **Salary:** He is entitled to a base salary of not less than $1,250,000.

- **Bonus:** He is entitled to an annual incentive bonus opportunity under the terms of the EOAIP, with a target bonus of 300% of annual base salary and a maximum of 450% of annual base salary. Pursuant to the 2020 Louvet Amendment, he agreed that we could reduce his maximum bonus percentage for Fiscal 2021.

- **Equity Awards:** Mr. Louvet is eligible to receive annual equity awards pursuant to the terms of the Company's 2019 Stock Incentive Plan with an aggregate target value of $7.5 million.

- **Other Benefits:** He is eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers, and receives pay for his travel to and from the Company offices pursuant to a Company-approved car service and an annual education allowance for his school aged children of $30,000.

- **Non-compete:** If Mr. Louvet's employment terminates for any reason, he may not compete with us for one year after the termination of his employment.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change in control payments payable to Mr. Louvet under his employment agreement

Jane Nielsen's Employment Agreement. During Fiscal 2021, we employed Ms. Nielsen as our Chief Operating Officer and Chief Financial Officer pursuant to an employment agreement made effective as of March 31, 2019 (the "Nielsen Employment Agreement"), as amended on June 17, 2020 (the "2020 Nielsen Amendment"). The key terms of the Nielsen Employment Agreement are indicated below:

- **Term:** The Nielsen Employment Agreement provides for Ms. Nielsen's employment through September 7, 2022, subject to automatic, successive one-year extensions thereafter, unless either party gives at least 180 days' prior notice that the term will not be extended.

- **Salary:** Ms. Nielsen is entitled to a base salary of not less than $1,050,000.

- **Bonus:** She is entitled to an annual incentive bonus opportunity under the terms of the EOAIP, with a target bonus of 175% of annual base salary and a maximum of 350% of annual base salary. Pursuant to the 2020 Nielsen Amendment, she agreed that we could reduce her maximum bonus percentage for Fiscal 2021.

- **Equity Awards:** Ms. Nielsen is eligible to receive annual equity awards pursuant to the terms of the Company's 2019 Stock Incentive Plan with an aggregate target value of $3 million. She also received a one-time stock award in the amount of $6 million, $3 million of which was in the form of RSUs that vest based on continued service, unless provided for otherwise under the Nielsen Employment Agreement, and $3 million of which was in the form of PSUs that vest based on the achievement of certain performance metrics as well as continued service, unless provided for otherwise under the Nielsen Employment Agreement.

- **Other Benefits:** She is eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers, and receives a monthly car allowance of $1,500.



- **Non-compete:** If Ms. Nielsen's employment terminates for any reason, she may not compete with us for one year after the termination of her employment.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change in control payments payable to Ms. Nielsen under her employment agreement.

David Lauren's Employment Terms. During Fiscal 2021, David Lauren was employed on an at-will basis initially as our Chief Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of the Ralph Lauren Corporate Foundation, with the Chief Innovation Officer portion of his title changing during the third quarter of Fiscal 2021 to Chief Marketing Officer. Mr. D. Lauren does not have an employment agreement, and the terms of his compensation arrangement were reviewed and approved by the Compensation Committee. The key terms of Mr. D. Lauren's employment arrangement are as follows:

- **Salary:** Mr. D. Lauren's base salary is $850,000.

- **Bonus:** He is eligible for an annual incentive bonus opportunity under the terms of the EOAIP, with a target bonus of 75% of annual base salary and a maximum of 150% of annual base salary.

- **Equity Awards:** He is eligible to receive annual equity awards pursuant to the terms of the Company's 2019 Stock Incentive Plan with an aggregate target value of $550,000.

- **Other Benefits:** He is eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers, and receives a monthly car allowance of $1,500.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change in control payments payable to Mr. D. Lauren under the terms of his employment.

Howard Smith's Employment Agreement. During Fiscal 2021, we employed Mr. Smith as our Chief Commercial Officer pursuant to an employment agreement made effective as of March 31, 2019 (the "Smith Employment Agreement"). The key terms of the Smith Employment Agreement are indicated below:

- **Term:** The Smith Employment Agreement provides that Mr. Smith will remain employed until such time as he is terminated in accordance with the terms of the Smith Employment Agreement.

- **Salary:** Mr. Smith is entitled to a base salary of not less than $1,050,000.

- **Bonus:** He is eligible for an annual incentive bonus opportunity under the terms of the EOAIP, with a target bonus of 150% of annual base salary and a maximum of 300% of annual base salary.

- **Equity Awards:** Mr. Smith is eligible to receive annual equity awards pursuant to the terms of the Company's 2019 Stock Incentive Plan with an aggregate target value of $2.75 million.

- **Expatriate Benefits:** Mr. Smith is entitled to the following benefits based on his expatriate status:

  (a) medical coverage under the Company's global medical plan for expatriates; (b) a one-time net relocation allowance of $50,000 paid through the Company's vendor that assists with relocations; (c) a goods and services annual allowance of $27,464, with any tax assessed borne by the Company; (d) a housing allowance of $107,509 per year, with any tax assessed borne by the Company; (e) an annual home leave allowance of $30,000, with any tax assessed borne by the Company; and (f) an education allowance of $30,000 per child annually, with any tax assessed borne by the Company.

- **Other Benefits:** He is eligible to participate in all employee benefit plans and arrangements made available to our senior executive officers (other than the health insurance plan which is covered under his expatriate benefits), and receives a monthly car allowance of $1,500.



OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information concerning the unexercised stock options outstanding and unvested stock awards for each of our NEOs as of the end of Fiscal 2021.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options # Exercisable[1]	Number of Securities Underlying Unexercised Options # Unexercisable[2]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[14] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[14] ($)
Ralph Lauren									
	79,629	0	0	$159.680	07/14/2021				
						42,787[3]	$ 5,226,860		
						34,087[4]	$ 4,164,068		
								32,721[13]	$ 3,997,197
								29,763[14]	$ 3,635,848
						157,910[5]	$19,290,286		
Patrice Louvet		N/A							
						34,913[6]	$ 4,264,972		
						13,963[3]	$ 1,705,720		
						11,684[4]	$ 1,427,317		
						9,309[7]	$ 1,137,187		
								10,916[13]	$ 1,333,499
								10,796[14]	$ 1,318,839
						29,108[8]	$ 3,555,833		
						53,833[5]	$ 6,576,239		
						53,832[9]	$ 6,576,117		
Jane Nielsen		N/A							
						4,654[3]	$ 568,533		
						3,894[4]	$ 475,691		
						3,103[7]	$ 379,062		
						23,127[10]	$ 2,825,194		
								6,813[15]	$ 832,276
								4,367[13]	$ 533,473
								4,319[14]	$ 527,609
						11,644[8]	$ 1,422,431		
						21,533[5]	$ 2,630,471		
						21,534[9]	$ 2,630,593		
Howard Smith									
	3,315	0	0	$159.680	07/14/2021				
						2,482[11]	$ 303,201		
						18,597[12]	$ 2,271,810		
						3,724[3]	$ 454,924		
						3,116[4]	$ 380,651		
								6,813[15]	$ 832,276
								4,003[13]	$ 489,006
								3,959[14]	$ 483,631
						10,674[8]	$ 1,303,936		
						19,739[5]	$ 2,411,316		
						19,740[9]	$ 2,411,438		



	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options # Exercisable[1]**	**Number of Securities Underlying Unexercised Options # Unexercisable[2]**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested[14] ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[14] ($)**
David Lauren									
	4,566	0	0	$159.680	07/14/2021				
						1,024[3]	$ 125,092		
						857[4]	$ 104,691		
						683[7]	$ 83,435		
								801[13]	$ 97,850
								792[14]	$ 96,751
						2,134[8]	$ 260,689		
						3,948[5]	$ 482,288		
						3,948[9]	$ 482,288		

1. This column represents the number of shares of Class A Common Stock underlying exercisable options that have not been exercised at March 27, 2021.
2. This column represents the number of shares of Class A Common Stock underlying unexercisable options at March 27, 2021. These options vest and become exercisable ratably in three equal annual installments beginning one year after the grant date.
3. Amount reflects Fiscal 2019 PSUs-ROIC for which the applicable performance goal was achieved as of March 27, 2021. Fiscal 2019 PSUs-ROIC are included at 100% of target reflecting actual performance achieved. These shares vested and were paid out on May 24, 2021.
4. Amount reflects Fiscal 2019 PSUs-TSR for which the applicable performance goal was achieved as of March 27, 2021. Fiscal 2019 PSUs-TSR are included at 108.33% of target reflecting actual performance achieved. These shares vested and were paid out on May 24, 2021.
5. Amount reflects the number of shares of Class A common stock represented by unvested RSUs subject to time-based vesting. RSUs from this award were granted on August 15, 2020 and vest 100% on August 15, 2023.
6. Amount reflects the number of shares of Class A common stock represented by unvested RSUs subject to time-based vesting. Mr. Louvet's RSUs were granted on July 3, 2017 vest 100% on July 3, 2022.
7. Amount reflects the Fiscal 2019 PRSUs for which the applicable performance goal was achieved at the end of Fiscal 2019. The final tranche of the Fiscal 2019 PRSUs vested and were paid out on May 24, 2021.
8. Amount reflects the Fiscal 2020 PRSUs for which the applicable performance goal was achieved at the end of Fiscal 2020. The second tranche of the Fiscal 2020 PRSUs vested and were paid out on May 24, 2021. The final tranche of Fiscal 2020 PRSUs will vest after the end of Fiscal 2022, subject to continued service at that time with regard to each eligible recipient thereof.
9. Amount reflects the number of shares of Class A common stock represented by unvested RSUs subject to time-based vesting. RSUs from this award were granted on August 15, 2020 and vest in three equal annual installments on the anniversary date of the grant.
10. Amount reflects the number of shares of Class A common stock represented by unvested RSUs subject to time-based vesting. Ms. Nielsen's RSUs were granted on March 31, 2019. RSUs from this award vest in three equal annual installments with the first installment vesting on the two-year anniversary of the grant date. The first tranche vested on March 31, 2021.
11. Amount reflects the number of shares of Class A common stock represented by unvested RSUs subject to time-based vesting. Mr. Smith's RSUs were granted on August 15, 2018. The final tranche vests on August 15, 2021.
12. Amount reflects the number of shares of Class A common stock represented by unvested RSUs subject to time-based vesting. Mr. Smith's RSUs were granted on March 25, 2019. The RSUs from this award vests in four equal annual installments with the first installment vesting on the two-year anniversary of the grant date. The first tranche vested on March 25, 2021.
13. Amount reflects unearned Fiscal 2020 PSUs-ROIC which in accordance with SEC rules are included at threshold performance. See "Executive Employment Agreements and Other Compensatory Arrangements" and "Compensation Discussion and Analysis Executive Summary-Impact of COVID-19 on Our Fiscal 2021 Performance" for a description of the material terms of these PSUs. Where applicable, shares have been rounded to whole numbers.
14. Amount reflects unearned Fiscal 2020 PSUs-TSR which in accordance with SEC rules are included at threshold performance. See "Executive Employment Agreements and Other Compensatory Arrangements" and "Compensation Discussion and Analysis Executive Summary-Impact of COVID-19 on Our Fiscal 2021 Performance" for a description of the material terms of these PSUs. Where applicable, shares have been rounded to whole numbers.
15. Amount reflects unearned Fiscal 2020 PSUs-EPS grants to Ms. Nielsen and Mr. Smith, which in accordance with SEC rules are included at threshold performance. See "Executive Employment Agreements and Other Compensatory Arrangements" and "Compensation Discussion and Analysis Executive Summary-Impact of COVID-19 on Our Fiscal 2021 Performance" for a description of the material terms of these PSUs. Where applicable, shares have been rounded to whole numbers.



OPTION EXERCISES AND STOCK VESTED

The following table provides information concerning the exercises of stock options and vesting of stock awards during Fiscal 2021 on an aggregated basis for each of our NEOs.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Ralph Lauren[1]	0	$ 0	226,199	$ 17,288,902
Patrice Louvet[2]	0	$ 0	236,270	$ 18,041,627
Jane Nielsen[3]	0	$ 0	38,179	$ 2,915,406
Howard Smith[4]	0	$ 0	40,696	$ 3,264,261
David Lauren[5]	0	$ 0	8,187	$ 625,177

1. In connection with the vesting of his performance-based stock awards, Mr. R. Lauren acquired 222,182 shares on June 1, 2020 with a market price of $76.36 and the table includes a cash payment of $60.59 in lieu of fractional shares representing .793 shares of Class A Common Stock. Market price is based upon the average of the high and the low stock prices on that day.
   Mr. R. Lauren has outstanding vested RSUs whose underlying shares of Class A Common Stock will not be delivered until Mr. R. Lauren's separation from the Company or, if earlier, upon a change in control. These RSUs are eligible to receive dividend equivalents in the form of additional fully vested RSUs each time we pay an actual cash dividend on our outstanding shares. Additional RSUs of 4,016.96 were acquired on April 10, 2020. Market price (based on the average of the high and low sale price on that day) was $80.415.
2. Mr. Louvet acquired 236,270 shares upon vesting of his performance-based stock awards on June 1, 2020 with a market price of $76.36 and the table includes a cash payment of $49.64 in lieu of fractional shares representing .65 shares of Class A Common Stock.
3. In connection with the vesting of her performance-based stock awards, Ms. Nielsen acquired 38,179 shares on June 1, 2020 with a market price of $76.36 and the table includes a cash payment of $57.27 in lieu of fractional shares representing .75 shares of Class A Common Stock.
4. Mr. Smith acquired 4,340 shares upon vesting of his RSUs, with a market price of $65.205 on May 15, 2020; 2,482 shares upon vesting of his RSUs, with a market price of $69.66 on August 15, 2020; 3,515 shares upon vesting of his RSUs, with a market price of $71.26 on September 25, 2020; and 6,199 shares upon vesting of his RSUs, with a market price of $115.015 on March 25, 2021. In connection with the vesting of his performance-based stock awards, Mr. Smith acquired 24,160 shares on June 1, 2020 with a market price of $76.36 and the table includes a cash payment of $61.09 in lieu of fractional shares representing .80 shares of Class A Common Stock.
5. In connection with the vesting of his performance-based stock awards, Mr. D. Lauren acquired 8,187 shares on June 1, 2020 with a market price of $76.36 and the table includes a cash payment of $17.56 in lieu of fractional shares representing .23 shares of Class A Common Stock.

NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information with respect to our defined contribution and non-tax-qualified compensation deferral plans for each of our NEOs.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Ralph Lauren	—	323,024[1]	24,293,904[2]	—	56,968,670[3]
Patrice Louvet	—	—	—	—	—
Jane Nielsen	—	—	—	—	—
David Lauren	—	—	—	—	—
Valérie Hermann	—	—	—	—	—

1. Represents the value of Mr. R. Lauren's additional RSUs that are granted each time we pay an actual cash dividend on our outstanding shares. Additional RSUs of 4,016.96 were acquired on April 10, 2020 with a market price based on the average of the high and low stock prices on each day.
2. The amount reflected for Mr. R. Lauren represents appreciation/depreciation accumulated on vested but not delivered RSUs. Appreciation/ depreciation accumulated on vested but not delivered RSUs is not included in the Summary Compensation Table as the RSUs do not receive any above-market or preferential earnings.
3. Mr. R. Lauren's RSUs are valued at $120.22, the average of the high and the low stock prices as of March 26, 2021, the last business day of Fiscal 2021 on which there were sales of shares. Of the total amount shown in this column, $23,223,863 has been reported in the Summary Compensation Table of prior years' proxy statements. Mr. R. Lauren's RSUs have vested but may not be distributed to him until his employment is terminated.



POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Ralph Lauren. Under the R. Lauren Employment Agreement, in the event of termination without cause or resignation for good reason (as defined in the R. Lauren Employment Agreement and as defined below), Mr. R. Lauren would be entitled to receive, within 30 days following the date of termination, a lump sum cash payment equal to the sum of: (i) two years' base salary; (ii) any accrued but unpaid compensation as of the date of termination; and (iii) two times the average annual bonus paid to him for the two fiscal years immediately preceding the year of his termination of employment (however, if he elects to transition to Executive Chairman, the amount described in this clause (iii) would no longer be payable in connection with a subsequent termination of employment). In addition, Mr. R. Lauren would be entitled to receive a pro-rated portion of the bonus he would otherwise have received for the fiscal year in which his termination of employment occurred, payment of which would be made when bonuses are paid to our other executives. Any unvested stock options would continue to vest on their scheduled vesting dates, and any vested stock options shall be exercisable until the later of one year from the date of termination or 30 days from the date the options become vested and exercisable, but in any event not later than the expiration date of the option. Any unvested restricted performance share units ("RPSUs") and PSUs will vest based on actual performance over the applicable performance period as if Mr. R. Lauren had remained employed to the applicable vesting certification date. Also, we will be obligated to continue to provide him with office facilities and secretarial assistance, welfare and medical plan coverage and use of a car and driver during the two-year severance period (however, any medical plan coverage would be limited to the first 18 months of the severance period unless he elects to continue participation in such plan for the remainder of the severance period, provided that there are no adverse tax consequences to the Company).

In the event that his employment terminates due to his death or disability, Mr. R. Lauren or his estate will be entitled to receive all payments due to him through the date of his death or termination due to disability, including a pro-rated bonus for the fiscal year of termination paid at the same time as bonuses are paid

to our other executives. With respect to his unvested stock options, RSUs, RPSUs and PSUs, such awards shall vest immediately (at target, in the case of RPSUs and PSUs) and, in the case of his stock options, shall be exercisable until the earlier of three years from the date of termination or the expiration date of the option, and in the case of his RSUs, RPSUs and PSUs, shall be payable in shares of Class A Common Stock no later than 30 days after the vesting date; provided that if termination is based on death and occurs in the last year of the performance period, the unvested RPSUs and PSUs will vest and be paid out based on actual performance during the performance period as if Mr. R. Lauren had remained employed to the applicable vesting certification date.

If he terminates his employment for any reason, other than for good reason, death or disability, or if we terminate his employment for cause (but not including a termination by reason of the Company's non-renewal of the R. Lauren Employment Agreement, as described below), then Mr. R. Lauren will only receive any accrued but unpaid compensation as of the date of termination (including for any prior fiscal year, and including base salary through the date of termination). In addition, any unvested RPSUs and PSUs held by him pursuant to his employment agreement shall be forfeited. Further, any vested but unexercised stock options shall be forfeited only if termination of employment is for cause, and otherwise they shall remain exercisable for one year from the date of termination of employment if such termination is by Mr. R. Lauren for other than good reason.

If his employment terminates at the end of the term by reason of our failure to offer to extend the term or offer to enter into a new employment agreement on substantially the same terms as in the R. Lauren Employment Agreement, then he will be entitled to receive: (i) any accrued and unpaid compensation as of the date of termination; and (ii) his bonus for the fiscal year ending on the last day of the term. In addition, Mr. R. Lauren's unvested and unexercised stock options and unvested RPSUs and PSUs shall vest and/or become exercisable in the same manner as if he resigned for good reason or if we terminated his employment without cause. In addition, following any termination of employment, to the extent not previously paid or provided, the Company will timely pay or provide Mr. R. Lauren any other amounts or benefits



required to be paid or provided to him (or that he is eligible to receive) under any plan, program, policy, practice or contract of the Company and its affiliates through the date of his termination.

In the event that a change in control precedes the termination of Mr. R. Lauren's employment, he will continue to receive, upon termination of employment, the same amounts in the same manner as described in the paragraphs above. In addition, any unvested stock options granted under the 1997 Stock Incentive Plan and any unvested RSUs and RPSUs granted prior to the R. Lauren Employment Agreement would immediately vest upon a change in control. Under the R. Lauren Employment Agreement, Mr. R. Lauren's RPSUs and PSUs granted during the term of the R. Lauren Employment Agreement would not immediately vest upon a change in control.

The R. Lauren Amendment modified the above termination payments as follows: (i) any unvested RSUs granted to Mr. R. Lauren in 2021 would, if applicable, be treated in the same manner upon termination of employment as Mr. R. Lauren's unvested PSUs and PRSUs; (ii) upon termination of employment, the portion of his severance based on his base salary would, if applicable, disregard his reduced base salary rate in Fiscal 2021; and (iii) the portion of his severance based on prior years' bonus would, if applicable, be based on the bonuses for the most recent fiscal years that are not affected by the R. Lauren Amendment (i.e., would not take into account Fiscal 2021 or Fiscal 2020).

The above described amounts payable to him are subject to his compliance with the following restrictive covenants: (i) not to compete with us for two years following the termination of his employment; (ii) not to solicit any of our employees for three years following the termination of his employment; (iii) not to disparage us for three years following the termination of his employment; and (iv) not to disclose any of our confidential information. The R. Lauren Employment Agreement also provides that for the duration of Mr. R. Lauren's employment and for three years following the termination of his employment, we will not (and will use reasonable best efforts to cause our senior executives and Board members to not) disparage Mr. R. Lauren.

Under the R. Lauren Employment Agreement, cause is defined as: (A) the willful and continued failure by him to substantially perform his duties after demand for substantial performance is delivered by us that

specifically identifies the manner in which we believe he has not substantially performed his duties; or (B) his conviction of, or plea of nolo contendere to, a crime (whether or not involving us) constituting a felony; or (C) willful engaging by him in gross misconduct relating to his employment that is materially injurious to us or subjects us, monetarily or otherwise or which subjects, or if generally known, would subject us to public ridicule or embarrassment. Further, no act, or failure to act, shall be considered "willful" unless done, or omitted to be done, by Mr. R. Lauren not in good faith and without reasonable belief that his action or omission was in our best interest. Notwithstanding the forgoing, Mr. R. Lauren shall not be deemed to have been terminated for cause without: (x) reasonable written notice to him setting forth the reasons for our intention to terminate him for cause, (y) an opportunity for him, together with his counsel, to be heard before the Board and (z) delivery to him of a specific termination notice from the Board that states that in the good faith opinion of the Board, he was guilty of the conduct set forth in clauses (A), (B) or (C) above, and specifying the particulars thereof in detail. In addition, in the event that the Board has so determined, in good faith, that cause exists, the Board shall have no obligation to terminate Mr. R. Lauren's employment if the Board determines in its sole discretion that such a decision not to terminate his employment is in our best interest.

Under the R. Lauren Employment Agreement, good reason is defined to mean: (A) a material diminution in Mr. R. Lauren's duties, assignment to him of a title or duties inconsistent with his position as our Executive Chairman of the Board and Chief Creative Officer, or a material diminution of his authority; (B) a material reduction in his salary; or (C) our failure to comply with any material provision of his employment agreement; provided that the events described in clauses (A), (B) and (C) above will not constitute good reason unless such diminution, reduction or failure (as applicable) has not been cured within 30 days after notice of such noncompliance has been given by Mr. R. Lauren to us.

If necessary to comply with Section 409A of the Code, any severance payments will be subject to a six-month delay in payment. The R. Lauren Employment Agreement clarifies that settlement of any RPSUs or PSUs in the case of a termination due to disability may also be delayed to the extent required to comply with Section 409A of the Code.



Patrice Louvet. Under the Louvet Employment Agreement, if we terminate Mr. Louvet's employment for any reason other than death, disability, or cause (as defined in the Louvet Employment Agreement and as described below), or Mr. Louvet voluntarily terminates his employment for good reason (as defined in the Louvet Employment Agreement and as described below), he would be entitled to receive 400% of his base salary per year for a severance period equal to two years, payable in equal installments on a monthly basis. In addition, he will vest in any unvested portion of the Louvet-One-Time-Stock-Award (as defined in the Louvet Employment Agreement) with only service based vesting conditions as of the date of termination of his employment, and any unvested portion of the Louvet-One-Time-Stock Award with performance based vesting conditions held by him will vest at the end of the applicable performance period, subject to the Company meeting the applicable performance goals.

Mr. Louvet will also be entitled to continue his participation during the severance period in any group medical or dental insurance plans in which he participated prior to termination. In addition, he will be entitled to receive any unpaid annual bonus for the fiscal year ended prior to the date of termination.

If Mr. Louvet voluntarily terminates his employment without good reason, or if we terminate his employment for cause, he will be entitled to receive only his base salary through the date of termination and any unpaid annual bonus for the fiscal year ended prior to the date of termination. In the event of his termination due to his death or disability, he or his estate will be entitled to receive all payments due to him through the date of his death or termination due to disability, any unpaid annual bonus for the fiscal year ended prior to the date of termination and he shall also be entitled to have the Louvet-One-Time-Stock-Award be treated in the same manner as termination without cause, and he shall also receive a pro-rata EOAIP bonus for the year of termination based on actual performance.

If the Company terminates Mr. Louvet's employment without cause or he terminates his employment for good reason, in either case within 12 months following a change in control (as defined in the Louvet Employment Agreement), then he will be entitled to receive a lump sum amount equal to the total amount of cash severance he would receive if his employment was terminated without cause. In addition, any outstanding equity awards held by him will immediately vest (such immediate vesting shall also occur upon a termination of Mr. Louvet's employment in contemplation of a change in control, and the change in control actually occurs). For purposes of such vesting, any performance-based equity awards would be treated as if the target performance level was achieved. Pursuant to the Louvet Employment Agreement, to the extent that the aggregate present value of any payments or benefits payable to him that constitute "parachute payments" under Section 280G of the Code (the "parachute amount") would exceed 2.99 times his "base amount" (as defined for purposes of Section 280G of the Code), then such payments and benefits shall be reduced to the extent necessary so that the parachute amount is equal to 2.99 times his base amount (provided, that no reduction shall apply if he would retain, on a net after-tax basis, a greater amount than he would have retained, on a net after-tax basis, after applying such reduction).

Under the Louvet Employment Agreement, the above described amounts and stock awards to be provided to him are subject to his compliance with the following restrictive covenants: (i) not to compete with us for one year following the termination of his employment; (ii) not to solicit any of our employees for two years following the termination of his employment; (iii) not to disparage us for seven years following the end of the employment term (and indefinitely with respect to Mr. R. Lauren and members of his family); and (iv) not to disclose any of our confidential information.

Under the Louvet Employment Agreement, cause is defined to mean: (1) the willful and continued failure by Mr. Louvet to substantially perform his duties hereunder after demand for substantial performance is delivered to him by us that specifically identifies the manner in which we believe he has not substantially performed his duties hereunder, (2) Mr. Louvet's conviction of, or plea of nolo contendere to, a crime (whether or not involving the Company) constituting any felony, (3) the willful engaging by Mr. Louvet in gross misconduct relating to his employment that is materially injurious to the Company, monetarily or otherwise, or which subjects or if generally known would subject the Company to public ridicule. Notwithstanding the foregoing, his employment may be terminated for cause only by act of the Board and, in any event, his employment shall not be deemed to have been terminated for cause without (x) reasonable written notice to Mr. Louvet setting forth the reasons for the Company's intention to terminate for cause, (y) the opportunity to cure (if curable) within 30 days of such written notice and (z) an opportunity for him, together with his counsel, to be heard by the Board.

Under the Louvet Employment Agreement, good reason is defined to mean a termination of employment by Mr. Louvet within one (1) year following the occurrence of (A) a material diminution in or adverse alteration to his title as CEO, base salary, benefits, position, or duties (provided that the exercise of Mr. R. Lauren of any authority permitted under the Louvet Employment Agreement shall not constitute a material diminution in, or material adverse alteration to, the Executive's "position" or "duties" for this purpose), (B) the relocation of his principal office outside the area which comprises a 50 mile radius from New York City, (C) a failure of the Company to comply with any material provision of the Louvet Employment Agreement, or (D) the Company requires the Executive to report to any person other than the current Executive Chairman or to the Board; provided, that the events described in clauses (A), (B), (C) and (D) above shall not constitute good reason (1) until Mr. Louvet provides written notice to the Company of the existence of such diminution, change, reduction, relocation or failure within 90 days of its occurrence and (2) unless such diminution, change, reduction or failure (as applicable) has not been cured within 30 days after written notice of such noncompliance has been given by Mr. Louvet to the Company.

If necessary to comply with Section 409A of the Code, any severance payments will be subject to a six-month delay in payment.

Jane Nielsen. Under the Nielsen Employment Agreement, if we terminate Ms. Nielsen's employment for any reason other than death, disability or cause (as defined in the Nielsen Employment Agreement and as described below), or she voluntarily terminates her employment for good reason (as defined in the Nielsen Employment Agreement and as described below), she will be entitled to continue to receive, in accordance with our normal payroll practices, an amount equal to her base salary for a severance period equal to the longer of the balance of the term (up to a maximum of

two years) and the one-year period commencing on the date of such termination, plus an amount, payable at the end of the severance period, equal to 175% of her base salary, plus a pro-rata EOAIP bonus for the year of termination based on actual performance. In addition, she will vest in any unvested stock options, RSUs and other equity awards with only service-based vesting conditions as of the date of termination of her employment, and any unvested equity awards with performance-based vesting conditions held by her will vest on their originally scheduled vesting date or dates, as applicable, subject to the Company meeting the applicable performance goals. Ms. Nielsen will also be entitled to continue her participation during the severance period in any group medical or dental insurance plans in which she participated prior to termination. In addition, Ms. Nielsen will be entitled to receive any unpaid annual bonus for the fiscal year ended prior to the date of termination.

If Ms. Nielsen voluntarily terminates her employment without good reason, or if we terminate her employment for cause, she will be entitled to receive only her base salary through the date of termination. In the event of her termination due to her death or disability, Ms. Nielsen or her estate will be entitled to receive all payments due to her through the date of her death or termination due to disability, and she shall also be entitled to have her equity awards be treated in the same manner as termination without cause, and she shall also receive a pro-rata EOAIP bonus for the year of termination based on actual performance.

If the Company terminates her employment without cause, or Ms. Nielsen voluntarily terminates her employment for good reason, in each case within 12 months following a change in control of the Company (as defined in the Nielsen Employment Agreement), then, in lieu of the foregoing amounts, she will be entitled to receive a lump sum amount, payable within 15 days after the termination of her employment, equal to two times the sum of her then current annual base salary and target bonus immediately prior to her termination. In addition, in such event, any unvested stock options, RSUs and other equity awards held by Ms. Nielsen will immediately vest. In the case of any performance-based equity awards, the accelerated vesting would be calculated as if the target performance level was achieved. Under the Nielsen Employment Agreement, Ms. Nielsen shall also be



entitled to the above amounts if she is terminated by the Company without cause in contemplation of a change in control, and the change in control actually occurs.

The above described amounts and stock awards to be provided to her are subject to her compliance with the following restrictive covenants: (i) not to compete with us for one year following the termination of her employment; (ii) not to solicit any of our employees for one year following the termination of her employment; (iii) not to disparage us following the termination of her employment; and (iv) not to disclose any of our confidential information.

Under the Nielsen Employment Agreement, cause is defined as: (A) the willful and continued failure by Ms. Nielsen to substantially perform her duties hereunder after demand for substantial performance is delivered to her that specifically identifies the manner in which we believe she has not substantially performed her duties; (B) her conviction of, or plea of nolo contendere to, a crime (whether or not involving the Company) constituting any felony; (C) her willful engagement in gross misconduct relating to her employment that is materially injurious to the Company, monetarily or otherwise, or which subjects, or if generally known, would subject, the Company to public ridicule. Under this definition, no act, or failure to act, on Ms. Nielsen's part shall be considered "willful" unless done, or omitted to be done, by her not in good faith and without reasonable belief that her action or omission was in the best interest of the Company. Notwithstanding the foregoing, Ms. Nielsen's employment may be terminated for cause only upon (x) reasonable written notice to her setting forth the reasons for the Company's intention to terminate her for cause; (y) the opportunity to cure (if curable) within 30 days of such written notice; and (z) an opportunity for Ms. Nielsen, together with her counsel, to be heard by the Company.

Under the Nielsen Employment Agreement, good reason is defined as a termination of employment by her within 60 days following the occurrence of: (A) a material diminution in or material adverse alteration to her title, base salary, annual bonus percentage, duties or position, provided that a removal of particular business units or functions from her purview, responsibility or management that does not alter her role as the

Company's Executive Vice President, Chief Operating Officer and Chief Financial Officer shall not constitute a material diminution in or material adverse alteration to her position for this purpose; (B) the relocation of her principal office outside the area which comprises a 50 mile radius from New York City; (C) a failure of the Company to comply with any material provision of the Nielsen Employment Agreement; or (D) Ms. Nielsen being required to report to anyone other than the Chief Executive Officer or the Chairman, provided that the events described in clauses (A), (B), (C) and (D) above shall not constitute good reason (i) until Ms. Nielsen provides written notice to the Company of the existence of such diminution, alteration, relocation, failure or requirement within 90 days of the date she learned of its occurrence (or, if sooner, the date she would have learned of the occurrence had she exercised reasonable diligence); and (ii) unless such diminution, alteration, relocation, failure or requirement (as applicable) has not been cured within 30 days after written notice of such noncompliance has been given by Ms. Nielsen to the Company.

If necessary to comply with Section 409A of the Code, any severance payments will be subject to a six-month delay in payment.

Howard Smith. Under the Smith Employment Agreement, if we terminate Mr. Smith's employment for any reason other than death, disability or cause (as defined in the Smith Employment Agreement and as described below), or he voluntarily terminates his employment for good reason (as defined in the Smith Employment Agreement and as described below), he will be entitled to continue to receive, in accordance with our normal payroll practices, an amount equal to his base salary for a severance period of eighteen months, plus an amount, payable at the end of the severance period, equal to 150% of his base salary.

Mr. Smith will also be entitled to continue his participation during the severance period in any group medical or dental insurance plans in which he participated prior to termination.

If Mr. Smith voluntarily terminates his employment without good reason, or if we terminate his employment for cause, he will be entitled to receive only his base salary through the date of termination. In the event of his termination due to his death or disability, Mr. Smith or his estate will be entitled to receive all payments due to him through the date of his death or termination due to disability. Further, he will be entitled to receive a pro-rated amount, based on the percentage of time that has elapsed during the applicable performance periods, of the unvested RSUs and PSUs held by him, which shall vest at the end of the applicable performance period, subject to our achievement of pre-established financial goals.

Under the Smith Employment Agreement, if the Company terminates his employment without cause, or Mr. Smith voluntarily terminates his employment for good reason, in each case within 12 months following a change in control of the Company (as defined in the Smith Employment Agreement), then, in lieu of the foregoing amounts, he will be entitled to receive a lump sum amount, payable within 15 days after the termination of his employment, equal to two times the sum of his then current annual base salary and prior fiscal year's bonus immediately prior to his termination. In addition, in such event, any unvested stock options, RSUs and other equity awards held by Mr. Smith will immediately vest. In the case of any performance-based equity awards, the accelerated vesting would be calculated as if the target performance level was achieved.

The above described amounts and stock awards to be provided to him are subject to his compliance with the following restrictive covenants: (i) not to compete with us for one year following the termination of his employment; (ii) not to solicit any of our employees for one year following the termination of his employment; (iii) not to disparage us following the termination of his employment; and (iv) not to disclose any of our confidential information.

Under the Smith Employment Agreement, cause is defined as: (i) failure by Mr. Smith to perform the duties of his employment agreement (other than due to disability), provided that the conduct shall not constitute cause unless such failure by him to perform his duties has not been cured to our satisfaction, in our sole discretion, within fifteen (15) days after notice of such failure has been given by us to Mr. Smith; or (ii) an act of fraud, embezzlement, theft, breach of fiduciary duty, dishonesty, or any other misconduct or any violation of law (other than a traffic violation) committed by Mr. Smith; or (iii) any action by him

causing damage to or misappropriation of our assets; or (iv) his wrongful disclosure of our confidential information; or (v) his engagement in any competitive activity which would constitute a breach of his employment agreement and/or of his duty of loyalty; or (vi) his breach of any of our employment policies; or (vii) performance by him of his employment duties in a manner deemed by us, in our sole discretion, to be grossly negligent; or (viii) the commission of any act by him, whether or not performed in the workplace, which subjects or, if publicly known, would be likely to subject us to public ridicule or embarrassment, or would likely be detrimental or damaging to our reputation, goodwill, or relationships with our customers, suppliers, vendors, licensees or employees.

Under the Smith Employment Agreement, good reason is defined as a termination of employment by him within 60 days following the occurrence of: (A) a material diminution in or material adverse alteration to his title, base salary, or position, provided that a removal of particular business units or functions from his purview shall not constitute a material diminution in or material adverse alteration to his position for this purpose; (B) the relocation of his principal office outside the area which comprises a 50 mile radius from either New York City, London, or Geneva; or (C) a failure of the Company to comply with any material provision of the Smith Employment Agreement, provided that the events described in clauses (A), (B), and (C) above shall not constitute good reason until (i) Mr. Smith provides written notice to the Company of the existence of such diminution, alteration, relocation, or failure within 30 days of the date he learned of its occurrence; and (ii) unless such diminution, alteration, relocation, or failure (as applicable) has not been cured within 30 days after written notice of such noncompliance has been given by Mr. Smith to the Company.

If necessary to comply with Section 409A of the Code, any severance payments will be subject to a six-month delay in payment.

David Lauren. If we terminate Mr. D. Lauren not based on poor job performance and without just cause, he would be entitled to continue to receive, in accordance with our normal payroll practices, an amount equal to his base salary for a severance period of one year. Under the Company's severance pay plan for employees in the United States, just cause is defined to mean:



(1) Any act or omission by the employee resulting or intended to result in personal gain at the expense of the employer; (2) The performance by the employee of his or her employment duties in a manner deemed by the employer to be grossly negligent (3) The improper disclosure by the employee of proprietary or confidential information or trade secrets of the Employer, or intellectual property which an employer is under a duty to protect, including software licensed to an Employer under agreements prohibiting disclosure; (4) Misconduct by the employee, including, but not limited to, fraud, falsification of employer records, failure to comply with employer policies, rules or guidelines (including a violation of the Employer's business code of conduct), harassment, excessive absenteeism, dishonesty, insubordination, theft, violent acts or threats of violence, or possession of alcohol or narcotics on the property of any employer, or the use of any of the Employer's property, facilities or services for illegal purposes; (5) Violation of any material written employer policy; or (6) The commission of an act by the employee, whether or not performed in the workplace, which subjects, or if generally known, would subject any employer to public ridicule or embarrassment.

In connection with his receipt of severance, and per the Company's practice under its severance pay plan, Mr. D. Lauren would be required to comply with the following restrictive covenants: (i) not to solicit any of our employees for one year following the termination of his employment; (ii) not to disparage us following the termination of his employment; and (iii) not to disclose any of our confidential information.

If necessary to comply with Section 409A of the Code, any severance payments will be subject to a six-month delay in payment.



POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLES

The following tables reflect incremental payments and benefits that would be owed by the Company to each of our NEOs beyond what they had earned as of March 27, 2021 upon termination of their employment under certain circumstances or in the event of a change in control, assuming that:

• the NEO's employment terminated or, in the event of a change in control, such change in control occurred on March 27, 2021;

• the NEO's salary continues as it existed on March 27, 2021;

• the NEO's employment agreement, as applicable, and term as of March 27, 2021, applies;

• PSUs or PRSUs that are accelerated upon a change in control are deemed to do so at target;

• awards granted under the 2010 Stock Incentive Plan or 2019 Stock Incentive Plan held by participants which are unexercisable or otherwise unvested shall

automatically be deemed exercisable or otherwise vest immediately upon a qualifying termination in connection with a change in control in accordance with the terms of the 2010 Stock Incentive Plan and the 2019 Stock Incentive Plan;

• the stock price for the Class A Common Stock is $122.16 per share (the NYSE closing price of Class A Common Stock on March 26, 2021, the last business day of Fiscal 2021 on which there were sales of shares); and

• the bonus for the period March 29, 2020 through March 27, 2021 (as determined by the Compensation Committee) has been earned by our NEOs as set forth in the "Summary Compensation Table."

The tables do not include non-qualified deferred compensation, if any, that would be paid to the NEOs, which is set forth in the "Non-Qualified Deferred Compensation" table. In addition, the tables do not include the value of vested but unexercised stock options as of March 27, 2021.

Executive Chairman and Chief Creative Officer - Ralph Lauren

	Cash Severance - Base Salary[1]	Cash Severance - Bonus	Vesting of Equity Awards[2]	Continuation of Other Benefits & Perquisites[3]	Total
By the Company for Cause/by the Executive Without Good Reason	$ 0	$ 0	$ 0	$ 0	$ 0
By the Company Without Cause/by the Executive for Good Reason	$ 3,500,000	$ 18,740,440[4]	$ 43,627,346[5]	$ 1,040,470	$66,908,256

1. In the event of a termination by the Company without cause or by Mr. R. Lauren for good reason and pursuant to his employment agreement, we would provide a lump sum cash payment equal to two times his base salary without regard to his reduced base salary rate in Fiscal 2021, payable within 30 days following the date of termination.
2. Represents the value associated with the acceleration or continuation (as the case may be) of the vesting of equity awards. In the case of RSUs and PSUs (including associated dividend equivalent units on such award), the value was based on the NYSE closing price of Class A Common Stock on March 26, 2021, which was $122.16.
3. Represents the cost of providing welfare and medical benefits, office facilities and secretarial assistance, and the use of a car and driver through the applicable severance period.
4. Represents two times the average annual bonus paid to Mr. R. Lauren for the two fiscal years immediately preceding the year of termination excluding the Fiscal 2020 and Fiscal 2021 bonus per Amendment No. 1 to the Amended and Restated Employment Agreement dated June 17, 2020.
5. If maximum performance for PSUs is reached, the value would increase by $11,115,724.
6. In the event of a qualifying termination in connection with a change in control, no special change in control severance payment is payable to Mr. R. Lauren. If Mr. R. Lauren's employment were to be terminated by us without cause or if he terminates his employment for good reason following a change in control, Mr. R. Lauren would be entitled to the same amounts reflected above for "By the Company without Cause/By the Executive for Good Reason."



President and Chief Executive Officer - Patrice Louvet

	Cash Severance - Base Salary[1]	Cash Severance - Bonus	Vesting of Equity Awards[2]	Continuation of Other Benefits & Perquisites[3]	Total
By the Company for Cause/by the Executive Without Good Reason	$ 0	$ 0	$ 0	$ 0	$ 0
By the Company Without Cause/by the Executive for Good Reason	$ 10,000,000	$ 0	$ 4,264,972	$ 42,797	$14,307,769
Death or Disability	$ 0	$ 0	$ 21,670,003[4]	$ 0	$21,670,003
Change in Control with Termination	$ 10,000,000	$ 0	$ 30,438,241	$ 42,797	$40,481,038

1. In the event of a termination by the Company without cause or by Mr. Louvet for good reason and pursuant to his employment agreement, we would provide a monthly cash payment equal to four times his monthly base salary for two years. In the event of a qualifying termination in connection with a change in control, we would provide a lump sum cash payment equal to four times his base salary for two years.
2. Represents the value associated with the acceleration or continuation (as the case may be) of the vesting of equity awards. In the case of RSUs, PSUs, and PRSUs, the value was based on the NYSE closing price of Class A Common Stock on March 26, 2021, which was $122.16.
3. Represents the cost of providing medical and dental benefits during applicable severance period.
4. If maximum performance for PSUs is reached, the value would increase by $3,955,174.

Chief Operating Officer and Chief Financial Officer - Jane Nielsen

	Cash Severance - Base Salary[1]	Cash Severance - Bonus	Vesting of Equity Awards[2]	Continuation of Other Benefits & Perquisites[3]	Total
By the Company for Cause/by the Executive Without Good Reason	$ 0	$ 0	$ 0	$ 0	$ 0
By the Company Without Cause/by the Executive for Good Reason	$ 1,575,000	$ 1,837,500[4]	$ 14,681,922[5]	$ 33,065	$ 18,127,487
Death or Disability	$ 0	$ 0	$ 14,681,922[5]	$ 0	$ 14,681,922
Change in Control with Termination	$ 2,100,000	$ 3,675,000[6]	$ 14,681,922	$ 33,065	$20,489,987

1. In the event of a termination by the Company without cause or by Ms. Nielsen for good reason and pursuant to her employment agreement, we would continue to pay Ms. Nielsen for the longer of (a) the balance of her employment agreement (up to a maximum of two years) or (b) one year. In the event of a qualifying termination in connection with a change in control Ms. Nielsen would be entitled to a lump sum payment equal to two times her base salary.
2. Represents the value associated with the acceleration or continuation (as the case may be) of the vesting of equity awards. In the case of RSUs, PSUs and PRSUs, the value was based on the NYSE closing price of Class A Common Stock on March 26, 2021, which was $122.16.
3. Represents the cost of providing medical and dental benefits during applicable severance period.
4. Represents 175% of base salary.
5. If maximum performance for applicable PSUs is reached, the value would increase by $1,494,261.
6. Represents two times the target bonus in effect immediately prior to termination.



Chief Commercial Officer - Howard Smith

	Cash Severance - Base Salary[1]	Cash Severance - Bonus	Vesting of Equity Awards[2]	Continuation of Other Benefits & Perquisites[3]	Total
By the Company for Cause/by the Executive Without Good Reason	$ 0	$ 0	$ 0	$ 0	$ 0
By the Company Without Cause/by the Executive for Good Reason	$ 1,575,000	$ 1,575,000[4]	$ 0	$ 23,527	$ 3,173,527
Death or Disability	$ 0	$ 0	$ 9,902,412[5]	$ 0	$ 9,902,412
Change in Control with Termination	$ 2,100,000	$ 3,150,000[6]	$ 13,117,541	$ 23,527	$18,391,068

1. In the event of a termination by the Company without cause or by Mr. Smith for good reason and pursuant to his employment agreement, we would continue to pay Mr. Smith his base salary for eighteen months. In the event of a qualifying termination in connection with a change in control, we would provide for a lump sum payment equal to two times his base salary.
2. Represents the value associated with the acceleration or continuation (as the case may be) of the vesting of equity awards. In the case of RSUs, PSUs and PRSUs, the value was based on the NYSE closing price of Class A Common Stock on March 26, 2021, which was $122.16.
3. Represents the cost of providing medical and dental benefits during applicable severance period.
4. Represents 150% of base salary payable at the end of the severance period.
5. If maximum performance for applicable PSUs is reached, the value would increase by $1,318,473.
6. Represents two times the bonus paid for the fiscal year prior to termination.

Chief Branding and Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of the Ralph Lauren Corporate Foundation - David Lauren

	Cash Severance - Base Salary	Cash Severance - Bonus	Vesting of Equity Awards[2]	Continuation of Other Benefits & Perquisites	Total
By the Company for Just Cause/by the Executive	$ 0	$ 0	$ 0	$ 0	$ 0
By the Company Without Just Cause[1]	$ 850,000	$ 0	$ 0	$ 0	$ 850,000
Death or Disability	$ 0	$ 0	$ 1,276,328[3]	$ 0	$ 1,276,328
Change in Control with Termination	$ 850,000	$ 0	$ 1,919,378	$ 0	$2,769,378

1. In the event of a termination by the Company without just cause, we would continue to pay Mr. D. Lauren his base salary for one year.
2. Represents the value associated with the acceleration or continuation (as the case may be) of the vesting of equity awards. In the case of RSUs, PSUs and PRSUs the value was based on the NYSE closing price of Class A Common Stock on March 26, 2021, which was $122.16.
3. If maximum performance for applicable PSUs is reached, the value would increase by $290,008.



PAY RATIO DISCLOSURE

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the following disclosure provides the relationship of the annual total compensation of our median employee to the annual total compensation of our CEO, Mr. Louvet. The following ratio, as of our last completed fiscal year, is a reasonable estimate calculated in a manner consistent with SEC rules which permit the use of estimates, assumptions, and adjustments, and is based on the following methodology.

- The annual total compensation of the median employee, other than Mr. Louvet, was $24,168.

- Mr. Louvet's annual total compensation was $12,063,568.

- The ratio of the annual total compensation of Mr. Louvet to the median of the annual total compensation of our employees is estimated to be 499 to 1.

Determination of the Median Employee

We selected February 28, 2021 as the date on which to determine our median employee. Including all full-time, part-time, temporary, and seasonal employees, our workforce was comprised of 20,036 employees in 30 countries globally. None of the permitted exemptions under the SEC rules were used.

Our employees work in various locations, with a large portion of employees in stores on a part-time or seasonal basis. These roles are critical to our business as they allow us the flexibility to best address our customer demands. At the Company, it is important to provide flexible work opportunities for our employees, so they can balance work with other life commitments.

We utilized annualized total cash received as compiled from our payroll records to identify the median employee. Annualized total cash received includes wages, bonuses, commissions, and overtime paid. Compensation in foreign currencies was converted to USD based on exchange rates used in our financial reporting.

We determined the estimated median based upon total cash received and selected a small group of employees around this estimated median. We then chose a median employee whom we felt was reasonably representative of our median employee.

Calculation of Annual Total Compensation

For purposes of the pay ratio, both the CEO and median employee's annual total compensation were calculated consistent with the disclosure requirements under the Summary Compensation Table.



CERTAIN RELATIONSHIPS AND TRANSACTIONS

We have adopted a written related party transactions policy detailing the policies and procedures relating to transactions which may present actual, potential, or perceived conflicts of interest and may raise questions as to whether such transactions are consistent with the best interests of us and our stockholders. The Nominating Committee must review and approve or ratify any deemed related party transaction proposed to be entered into by our executive officers or directors.

Under our related party transactions policy, any relationship, arrangement or transactions between us and (i) a director, (ii) an executive officer, (iii) a person known by us to be a beneficial owner of more than 5% of our Common Stock, or (iv) a person known by us to be an immediate family member of any of the foregoing (each of the foregoing clauses (i)-(iv) a "Related Party"), is deemed to be a related party transaction. Under our related party transactions policy, the following transactions are not deemed to be a related party transaction:

- Any transaction that involves the providing of compensation to a director or executive officer for his or her services in that capacity.

- Any transaction in which the aggregate amount involved is expected to be less than $120,000.

- Any transaction between us and any entity in which a Related Party has a relationship solely as an employee (other than an executive officer), director or beneficial owner of less than 10% of such entity's equity, if the aggregate amount involved does not exceed the greater of $1 million or 2% of the other entity's total annual revenues.

- Any transaction where the Related Party's interest arises solely from the ownership of our Common Stock and all holders of our Common Stock receive the same benefit on a pro-rata basis (e.g., dividends).

- Any transaction with a Related Party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

- Any transaction with a Related Party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

REGISTRATION RIGHTS AGREEMENT

We and certain of the Lauren Family Members (as defined below) are parties to a Registration Rights Agreement entered into on June 9, 1997 pursuant to which the Lauren Family Members have certain demand registration rights in respect of shares of Class A Common Stock (including the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by them). The Lauren Family Members may make a demand to register their shares once every nine months. The Lauren Family Members also have an unlimited number of piggyback registration rights in respect of their shares. The piggyback registration rights allow the holders to include all or a portion of the shares of Class A Common Stock issuable upon conversion of their shares of Class B Common Stock under any registration statement filed by us, subject to certain limitations.

We are required to pay all expenses (other than underwriting discounts and commissions of the Lauren Family Members and taxes payable by the Lauren Family Members) in connection with any demand registration, as well as any registration pursuant to the exercise of piggyback rights. We must also indemnify the Lauren Family Members and any underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

As used in this Proxy Statement, the term "Lauren Family Members" includes only the following persons: (i) Ralph Lauren and his estate, guardian, conservator or committee; (ii) the spouse of Mr. R. Lauren and her estate, guardian, conservator or committee; (iii) each descendant of Mr. R. Lauren (a "Lauren Descendant") and their respective estates, guardians, conservators or committees; (iv) each Family Controlled Entity (as defined below); and (v) the trustees, in their respective capacities as such, of each Lauren Family Trust (as defined below). The term "Family Controlled Entity" means (i) any not-for-profit corporation if at least a majority of its board of directors is composed of Mr. R. Lauren, Mr. R. Lauren's spouse and/or Lauren Descendants; (ii) any other corporation if at least a



majority of the value of its outstanding equity is owned by Lauren Family Members; (iii) any partnership if at least a majority of the economic interest of its partnership interests are owned by Lauren Family Members; and (iv) any limited liability or similar company if at least a majority of the economic interest in the company is owned by Lauren Family Members. The term "Lauren Family Trust" includes trusts, the primary beneficiaries of which are Mr. R. Lauren, Mr. R. Lauren's spouse, Lauren Descendants, Mr. R. Lauren's siblings, spouses of Lauren Descendants and their respective estates, guardians, conservator or committees and/or charitable organizations, provided that if the trust is a wholly charitable trust, at least a majority of the trustees of such trust consist of Mr. R. Lauren, the spouse of Mr. R. Lauren and/or Lauren Family Members.

OTHER AGREEMENTS, TRANSACTIONS, AND RELATIONSHIPS

In connection with the reorganization that preceded our initial public offering in June 1997, we and our stockholders entered into a stockholders' agreement (the "Stockholders' Agreement") which sets forth certain voting and other agreements for the period prior to completion of the initial public offering. All of the provisions of the Stockholders' Agreement terminated upon completion of the initial public offering, except for certain provisions relating to certain tax matters with respect to our predecessor entities, certain restrictions on transfers of shares of Common Stock and indemnification and exculpation provisions.

We have entered into indemnification agreements with each of our directors and certain executives. The indemnification agreements require, among other things, that we indemnify our directors and some executives against certain liabilities and associated expenses arising from their service as our directors and executives and reimburse certain related legal and other expenses. In the event of our change in control (as defined therein), we will, upon request by an indemnitee under the agreements, create and fund a trust for the benefit of such indemnitee sufficient to satisfy reasonably anticipated claims for indemnification.

Under our Code of Business Conduct and Ethics, all of our employees and officers are required to promptly report any potential relationships, actions, or transactions, including those involving immediate family members, which reasonably could be expected to give rise to a conflict of interest to their manager and our legal department. In addition, employees who intend to seek additional employment of any kind while remaining our employee are required to notify their managers of their interest and obtain approval from them before accepting such other employment. Our directors are required to disclose any actual or potential conflicts of interest to the Executive Chairman of the Board and our Chief Legal Officer. All directors are required to recuse themselves from any Board discussion or decision affecting their personal, business, or professional interests.

In connection with our adoption of the "RRL" trademarks, pursuant to an agreement with us, Mr. R. Lauren retained the royalty-free right to use as trademarks "Ralph Lauren," "Double RL" and "RRL" in perpetuity in connection with, among other things, beef and living animals. The trademarks "Double RL" and "RRL" are currently used by the Double RL Company, an entity wholly owned by Mr. R. Lauren. In addition, Mr. R. Lauren has reserved the right to engage in personal projects involving non-Company related film or theatrical productions through RRL Productions, Inc., a company wholly-owned by Mr. R. Lauren.

Jerome Lauren, the brother of Mr. R. Lauren, served as our Executive Vice President of Men's Design until September 2016. Beginning in October 2016, the Company engaged J. Lauren as a consultant. In his role as a consultant to the Company, J. Lauren was compensated by the Company in the approximate amount of $2,083,570 in Fiscal 2021 in exchange for services rendered. Mr. D. Lauren, our Chief Innovation Officer, Vice Chairman of the Board, Strategic Advisor to the CEO and President of the Ralph Lauren Corporate Foundation, is Mr. R. Lauren's son. Information regarding Mr. D. Lauren's compensation and stock-based awards may be found under the "Executive Compensation Matters" section of this Proxy Statement.

(PROPOSAL 2) RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed Ernst & Young LLP ("Ernst & Young") as our independent registered public accounting firm to audit our financial statements and our subsidiaries for Fiscal 2022. A resolution will be presented at the meeting to ratify their appointment.

Ernst & Young has served continuously as our auditors since 2008. All services provided by Ernst & Young, our independent registered public accounting firm for Fiscal 2021, have been reviewed with the Audit Committee to confirm that the performance of such services was consistent with the regulatory requirements for auditor independence.

Independent Auditor Fees

The Audit Committee has adopted a policy governing the pre-approval by the Audit Committee of all services, audit and non-audit, to be provided to us by our independent registered public accounting firm. Under the policy, the Audit Committee has generally pre-approved the provision by our independent registered public accounting firm of specific audit, audit-related, tax and other non-audit services, subject to the fee limits established from time to time by the Audit Committee, as being consistent with auditor independence. The provision of all other services, and all generally pre-approved services in excess of the applicable fee limits, by the independent registered public accounting firm must be specifically pre-approved by the Audit Committee on a case-by-case basis. Our Chief Financial Officer is required to determine if any request or application for services proposed to be performed by the independent registered public accounting firm has the general pre-approval of the Audit Committee, and the Audit Committee must be updated at each regularly scheduled meeting of the generally pre-approved services performed by the independent registered public accounting firm since the Audit Committee's last regularly scheduled meeting. Requests or applications to provide services that require the specific

pre-approval of the Audit Committee must be submitted to the Audit Committee by both the independent registered public accounting firm and our Chief Financial Officer, and both must advise the Audit Committee as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence. The Audit Committee may delegate either type of pre-approval authority to one or more of its members, and has currently delegated such authority to the Audit Committee's Chair. All pre-approved decisions made by the delegated member or members must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee approves the professional services rendered for us by Ernst & Young, including associated fees and the general reimbursement by the Company for expenses incurred in connection with these services. Aggregate fees for professional services rendered for us by Ernst & Young for Fiscal 2021 and Fiscal 2020 were:

	Fiscal 2021	Fiscal 2020
Audit fees	$ 4,985,100	$ 5,248,700
Audit-related fees	559,600	1,020,500
Tax fees	2,580,300	2,629,700
All other fees	—	—
Total	$ 8,125,000	$ 8,898,900

- **Audit Fees.** Audit fees are fees billed for professional services for the audit of our annual financial statements and internal control over financial reporting. Audit fees also include fees billed for professional services for the review of financial statements included in our Quarterly Reports on Form 10-Q and for services that are normally provided in connection with statutory and regulatory filings or engagements.

- **Audit-related Fees.** Audit-related fees are fees billed for assurance and related services that are related to the performance of the audit or review of our financial statements. These services include contractually agreed-upon audits and accounting consultations.

- **Tax Fees.** Tax fees are fees billed for tax advice and consulting, tax compliance and tax due diligence services.



- **All Other Fees.** All other fees are fees billed for any services that did not constitute audit fees, audit-related fees or tax fees. No such services were provided to us in Fiscal 2021 or Fiscal 2020.

Representatives from Ernst & Young will be present at the meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions by stockholders.

The affirmative vote of a majority of the total votes cast at the 2021 Annual Meeting and entitled to vote is needed to ratify Ernst & Young's appointment. If the stockholders do not ratify the appointment of Ernst & Young, the selection of the independent auditor will be reconsidered by the Audit Committee of the Board.

OUR BOARD RECOMMENDS A VOTE FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2022.



(PROPOSAL 3)
ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act and the related rules of the SEC, a resolution will be presented at the 2021 Annual Meeting to enable our stockholders to approve, on a discretionary and non-binding basis, the compensation of our NEOs and our compensation philosophy, policies and practices as disclosed in the "Compensation Discussion and Analysis," the accompanying compensation tables, and the related narrative disclosure in this Proxy Statement.

This proposal, commonly known as a Say-on-Pay proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies, and practices described in this Proxy Statement. Accordingly, you may vote on the following resolution at the 2021 Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, our NEOs' compensation and our compensation philosophy, policies and practices as described in the "Compensation Discussion and Analysis" and the tabular disclosure regarding each NEO's compensation (together with the accompanying narrative disclosure) in the Proxy Statement for this meeting."

In considering their vote, stockholders are encouraged to read the "Compensation Discussion and Analysis," the accompanying compensation tables, and the related narrative disclosure. Although this vote is advisory, and therefore nonbinding, the Board and the Compensation Committee expect to take into account the outcome of the vote when considering future executive compensation decisions, to the extent that they can determine the cause or causes of any significant negative voting results.

As described in detail under "Compensation Discussion and Analysis," our compensation programs are designed to motivate our executives to achieve excellent results for us. We believe that our compensation program, with our balance of base salary, performance-based cash bonuses, and performance conditions for equity awards, encourages and rewards sustained performance that is aligned with long-term stockholder interests.

OUR BOARD RECOMMENDS A VOTE FOR THE PROPOSAL, ON AN ADVISORY BASIS, APPROVING THE COMPENSATION OF OUR NEOs AND OUR COMPENSATION PHILOSOPHY, POLICIES, AND PRACTICES AS DESCRIBED HEREIN.



QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive these proxy materials?

You received these proxy materials because you were a stockholder of the Company on June 1, 2021, the record date (the "Record Date") for the Annual Meeting of the Company's Stockholders to be held on July 29, 2021 (the "2021 Annual Meeting" or "Meeting"). At the 2021 Annual Meeting, stockholders will be asked to vote on several items of business. Since it is not practical or convenient for all stockholders to participate in our live Meeting webcast, our Board of Directors (the "Board") is seeking your proxy to vote on these matters.

How do I participate in the Company's 2021 Annual Meeting of Stockholders?

For the third year, the 2021 Annual Meeting will be conducted exclusively virtually via live webcast at *www.virtualshareholdermeeting.com/RL2021,* (the "Annual Meeting Website"), in a fashion similar to our prior in-person meetings. We are committed to our Strategic Plan and "Leading with Digital" and our sustainability and citizenship goals, and believe a virtual stockholders meeting best encompasses these objectives while also ensuring access for all stockholders. For the third year, all stockholders, regardless of size, resources, or physical location, eligible to attend the 2021 Annual Meeting will be able to participate via webcast and will be able to communicate with us and ask questions before and during the Meeting. Providing access virtually is especially important in light of the social distancing necessitated by COVID-19.

How can I ask questions during the Meeting?

As part of the Annual Meeting, we will hold a live webcast Q&A session, during which we intend to answer all questions submitted before or during the Meeting in accordance with the Meeting's Rules of Conduct (available on the Annual Meeting Website) which are pertinent to the Company and the Meeting matters, as time permits. Consistent with our prior in-person annual meetings, all questions submitted in accordance with the Rules of Conduct will be generally addressed in the order received and we limit each stockholder to one question in order to allow us to answer questions from as many stockholders as possible. Answers to any such questions that are not addressed during the Meeting will be published following the meeting on *http://investor.ralphlauren.com.* Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once. Questions regarding personal matters, including general economic, political, or product questions, that are not directly related to the business of the Company are not pertinent to Meeting matters and therefore will not be answered. If there are matters of individual concern to a stockholder and not of general concern to all stockholders, or if a question posed was not otherwise answered, we provide an opportunity for stockholders to contact us separately after the Meeting through our Investor Relations website *http://investor.ralphlauren.com.*

Questions may be submitted prior to the Meeting at *www.proxyvote.com* or you may submit questions in real time during the Meeting using our Annual Meeting Website. Please note that stockholders will need their unique control number which appears on their Notice of Internet Availability, the proxy card (printed in the box and marked by the arrow), and the instructions that accompanied the proxy materials in order to access these sites. Beneficial stockholders who do not have a control number may gain access to the meeting by logging into their broker, brokerage firm, bank, or other nominee's website and selecting the shareholder communications mailbox to link through to the Meeting. Instructions should also be provided on the voting instruction card provided by your broker, bank, or other nominee.

We want to be sure that all our stockholders are afforded the same rights and opportunities to participate as they would at an in-person meeting, so all of our board members and executive officers are expected to join the Meeting and be available for questions, and we are committed to acknowledging each relevant question we receive pursuant to our Rules of Conduct (available on the Annual Meeting Website). If you are eligible to attend the 2021 Annual Meeting, but cannot submit your question using *www.proxyvote.com* or the Annual Meeting Website, please contact our Investor Relations Department at (212) 813-7868 for accommodations.



What can I do if I need technical assistance during the Meeting?

If you encounter any difficulties accessing the virtual Meeting webcast, please call the technical support number that will be posted on the Annual Meeting Website log-in page.

If I can't participate in the live Meeting webcast, can I vote or listen to it later?

You may vote your shares electronically before the meeting by visiting *www.proxyvote.com* and following the instructions on your proxy card. You do not need to access the Meeting webcast to vote if you submitted your vote via proxy in advance of the Meeting. An audio replay of the Meeting, including the questions answered during the meeting, will be available on *http://investor.ralphlauren.com* until the 2022 Annual Meeting of Stockholders. Additional information about how to vote your shares and participate in our Meeting webcast can be found in the General Information section of this proxy statement.

What is the "Notice and Access" model and why did the Company elect to use it?

We are making the proxy materials available to stockholders on the Internet under the Securities and Exchange Commission's ("SEC") Notice and Access model. On or about June 17, 2021, we will mail to all stockholders a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") in lieu of mailing a full printed set of the proxy materials. Accordingly, our proxy materials are first being made available to our stockholders on our website, *http://investor.ralphlauren.com*, on or about June 17, 2021. The Notice of Internet Availability includes instructions for accessing the proxy materials and voting by telephone or on the Internet. You will also find instructions for requesting a full printed set of the proxy materials in the Notice of Internet Availability.

We believe the electronic method of delivery under the Notice of Internet Availability model will decrease postage and printing expenses, expedite delivery of proxy materials to you and reduce our environmental impact, and we encourage you to take advantage of the availability of the proxy materials on the Internet. If you received the Notice of Internet Availability but would like to receive a full printed set of the proxy materials in the mail, you may follow the instructions in the Notice of Internet Availability for requesting such materials.

How can I get electronic access to the proxy materials?

The Notice of Internet Availability will provide you with instructions for viewing our proxy materials for the 2021 Annual Meeting on the Internet using *www.proxyvote.com* and requesting that we send proxy materials to you by email. The proxy materials are also available on our website at *http://investor.ralphlauren.com* or on our Annual Meeting Website

Who is entitled to vote?

Only holders of record of shares of our Class A Common Stock and Class B Common Stock (together, the "Common Stock") at the close of business on the Record Date are entitled to notice of, and to vote at, the 2021 Annual Meeting and adjournments or postponements thereof. In accordance with Delaware law, a list of stockholders entitled to vote at the meeting will be available for inspection by appointment at the Company's headquarters 10 days prior to the 2021 Annual Meeting and in electronic form on the day of the 2021 Annual Meeting at www.virtualshareholdermeeting.com/RL2021. The presence, in person or by proxy, of the holders of one-third of the total number of shares of Common Stock outstanding on the Record Date will constitute a quorum for the transaction of business at the 2021 Annual Meeting.

On the Record Date, there were 48,613,512 outstanding shares of Class A Common Stock and 24,881,276 outstanding shares of Class B Common Stock. Except for the election of directors, the Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented for the consideration of our stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. The Class A Common Stock is publicly traded on the New York Stock Exchange ("NYSE") under the symbol "RL." The Class B Common Stock is owned by Ralph Lauren and entities owned by, or established for the benefit of, Mr. R. Lauren, or members of his family.

What is the difference between a "stockholder of record" and a stockholder who holds stock in "street name?"

If you hold shares of the Company directly in your name with our transfer agent, Computershare, you are a "stockholder of record" or "registered stockholder." The



Notice of Internet Availability has been sent directly to you by the Company or by our representative.

If you own your shares indirectly through a broker, bank, or other financial institution, your shares are said to be held in "street name." Technically, your bank or broker will vote those shares. In this case, the Notice of Internet Availability has been forwarded to you by your broker, bank, other financial institution, or other designated representative. Through this process, your bank or broker collects voting instructions from all of its customers who hold shares of the Company and then submits those votes to us.

What are broker discretionary voting and broker non-votes?

For shares held in "street name," when a broker or bank does not receive voting instructions from its customers, the question arises whether the broker or bank nonetheless has the discretion to vote those shares.

For routine matters, the NYSE gives brokers and banks the discretion to vote, even if they have not received voting instructions from their customers or the "beneficial owners" of such shares. In this Proxy Statement, only the ratification of our independent registered public accounting firm, Ernst & Young LLP ("Ernst & Young") (Proposal 2), is a matter considered routine by the NYSE.

For non-routine matters, the NYSE prohibits brokers and banks from casting votes on behalf of the beneficial owners if they have not received voting instructions. When the bank or broker is unable to vote under these rules, it reports the number of unvoted shares to us as "broker non-votes." In this Proxy Statement, the election of directors (Proposal 1) and the advisory vote on executive compensation (Proposal 3) are matters considered non-routine by the NYSE. As a result, on each of these items, if you hold your shares in street name, your shares will be voted only if you give instructions to your bank or broker.

What are my voting options and what vote is needed to pass the proposals included in this Proxy Statement?

Only votes cast "FOR" a nominee will be counted in the election of directors. Votes that are withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. You have the right to vote "FOR" or "AGAINST," or to "ABSTAIN" from voting in connection with Proposals 2 and 3. The following table summarizes each proposal, the Board's recommendation, the affirmative vote required for approval and whether broker discretionary voting is allowed.



Proposal Number	Proposal	Board Recommendation	Affirmative Vote Required for Approval	Broker Discretionary Voting Allowed
1	**Election of Directors:** • Three directors (the "Class A Directors") will be elected by a plurality vote of the shares of Class A Common Stock present in person or by proxy at the 2021 Annual Meeting and eligible to vote. • Nine directors (the "Class B Directors") will be elected by a plurality vote of the shares of Class B Common Stock present in person or by proxy at the 2021 Annual Meeting and eligible to vote.	**FOR ALL**	Plurality vote	No
2	Ratification of the appointment of Ernst & Young as our independent registered public accounting firm for Fiscal 2022.	**FOR**	Majority of votes cast	Yes
3	Approval, on an advisory basis, of the compensation of our named executive officers and our compensation philosophy, policies and practices.	**FOR**	Majority of votes cast	No

How will broker non-votes and abstentions be counted?

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Only "FOR" and "AGAINST" votes are counted for purposes of determining the votes cast in connection with each proposal. Therefore, broker non-votes and abstentions will not be counted as a vote "FOR" the election of directors in Proposal 1 and will have no effect on determining whether the affirmative vote constitutes a majority of the votes cast with respect to Proposal 3 and, in the case of abstentions, Proposal 2. Because brokers are entitled to vote on Proposal 2, we do not anticipate any broker non-votes with respect to this proposal.

ADDITIONAL MATTERS

PROXY PROCEDURE AND EXPENSES OF SOLICITATION

We will retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results.

All expenses incurred in connection with the solicitation of proxies will be borne by us. We will reimburse brokers, fiduciaries, custodians and other nominees for their costs in forwarding proxy materials to beneficial owners of Common Stock held in their names.

Solicitation may be undertaken by mail, telephone, personal contact or other similar means by our directors, officers, and employees without additional compensation. In addition, we have engaged the firm of Okapi Partners to assist in the solicitation of proxies for the Meeting and will pay Okapi Partners a fee of approximately $18,000 plus reimbursement of out-of-pocket expenses. The address of Okapi Partners is 1212 Avenue of the Americas, 24th Floor, New York, New York 10036. If you need assistance in completing your proxy card or voting by telephone or on the Internet, or have questions regarding the 2021 Annual Meeting of Stockholders, please contact Okapi Partners at (877) 274-8654 or by email at info@okapipartners.com.

STOCKHOLDER PROPOSALS FOR THE 2022 ANNUAL MEETING OF STOCKHOLDERS

Stockholders intending to present a proposal at the 2022 Annual Meeting of Stockholders and have it included in our proxy statement for that meeting must submit the proposal in writing to Ralph Lauren Corporation, Attention: Corporate Secretary/Legal Department, 100 Metro Boulevard, Nutley, NJ 07110. We must receive such proposals no later than February 17, 2022. It is suggested that proposals be submitted by certified mail, return receipt requested.

Stockholders intending to present a proposal at the 2022 Annual Meeting of Stockholders without inclusion of the proposal in our proxy statement, or to nominate a person for election as a director, must comply with the requirements set forth in our By-laws. The By-laws

require, among other things, that a stockholder's notice of such proposal or nomination be delivered personally or mailed to, and received at the office of the Company, addressed to the Corporate Secretary, by no earlier than 90 days and no later than 60 days before the first anniversary of the date of the prior year's annual meeting of stockholders; provided, however, if (i) the annual meeting of stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year's annual meeting of stockholders or (ii) no annual meeting was held during the prior year, the notice must be received (x) no earlier than 90 days before such annual meeting and (y) no later than the later of 60 days before such annual meeting and the tenth day after the notice of such annual meeting was made.

A stockholder's notice to us must include the information required under our By-laws, including a full description of such proposal (including all information that would be required in connection with such proposal under the SEC's proxy rules if such proposal were the subject of a proxy solicitation and the written consent of each nominee for election to the Board named therein (if any) to serve if elected) and the name, address and number of shares of Common Stock held of record or beneficially as of the record date for such meeting by the person proposing to bring such proposal before the meeting.

Nothing in this section shall be interpreted or construed to require the inclusion of information about any stockholder proposal in our Proxy Statement.

DELIVERY OF STOCKHOLDERS' MATERIALS AND HOUSEHOLDING

You can help us to save further printing and mailing expenses by consenting to receive notices and other materials electronically. If you are a stockholder of record, you may sign up for this service by checking the appropriate box on the accompanying proxy card. If you hold your shares through a bank, broker, or other holder of record, contact the record holder for information regarding electronic delivery of materials. Your consent to electronic delivery will remain in effect until you revoke it. If you choose electronic delivery, you may incur costs, such as telephone and Internet access charges, for which you will be solely responsible.

The SEC allows us to deliver a single copy of proxy materials to an address shared by two or more stockholders, unless the stockholders instruct us to the contrary. This delivery method, referred to as "householding," can result in significant cost savings for us. We will promptly provide you another copy of these materials, without charge, upon written request to our Investor Relations Department, 650 Madison Avenue, New York, New York 10022. Our Investor Relations Department can be reached at (212) 813-7868.

Stockholders of record sharing an address who receive multiple copies of proxy materials and wish to receive a single copy of such materials in the future should submit their request to us in the same manner. If you are the beneficial owner, but not the record holder, of our shares and wish to receive only one copy of the Proxy Statement related materials in the future, you need to contact your bank, brokerage firm or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address.

OTHER BUSINESS

As of the date of this Proxy Statement, the Board knows of no matters other than those referred to in the accompanying Notice of Annual Meeting of Stockholders that may properly come before the meeting. If any stockholder proposal or other matter were to properly come before the meeting, including voting for the election of any person as a director in place of a nominee named herein who becomes unable to serve or for good cause will not serve or voting on a proposal omitted from this Proxy Statement pursuant to the rules of the SEC, all proxies received will be voted in accordance with the discretion of the proxy holders, unless a stockholder specifies otherwise in his or her proxy.

The form of proxy and the Proxy Statement have been approved by the Board and are being delivered to stockholders by its authority.

Ralph Lauren
Executive Chairman and Chief Creative Officer
New York, New York
June 17, 2021



APPENDIX A

RALPH LAUREN CORPORATION DEFINITION OF "INDEPENDENT" DIRECTORS

The Board has established these guidelines to assist it in determining whether or not directors have a material relationship with us for purposes of determining independence under the NYSE Corporate Governance Rules. In each case, the Board will broadly consider all relevant facts and circumstances and shall apply the following standards (in accordance with the guidance, and subject to the exceptions provided by, the NYSE in its Commentary to its Corporate Governance Rules where applicable).

1. **Employment and Commercial Relationships Affecting Independence.**

   A director will not be independent if: (i) the director is, or has been within the last three years, an employee of the Company or any member of the Lauren Group; (ii) an immediate family member of the director is, or has been within the last three years, an executive officer of the Company; (iii) (A) the director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed Company's audit within that time; (iv) the director has received, or has an immediate family member who has received, during any 12 month period within the last three years, more than $120,000 in direct compensation from the Company or any member of the Lauren Group, other than (x) director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and (y) compensation received by an immediate family member for service as an employee of the Company

(other than as an executive officer); (v) the director or an immediate family member of the director is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee; or (vi) the director is a current employee, or an immediate family member of the director is a current executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

In addition, a director will not be independent if his or her spouse, parent, sibling, or child is employed by us.

2. **Relationships Not Deemed to Impair Independence.**

   Subject to Section (1) above, the following relationships are not deemed to be material relationships that would impair a director's independence.

   Non-management Directors. The director is a non-management director of another company that does business with us.

   Commercial Relationships. The director is an employee or executive officer, or an immediate family member of the director is an executive officer, of another company that does business with us; provided in either case that:

   (i) such business was entered into in the ordinary course of our business and on substantially the same terms as those prevailing at the time for comparable business with unaffiliated third parties; and

   (ii) termination of the relationship in the normal course of business would not reasonably be expected to have a material adverse effect on the financial condition, results of operations or business of the other company.

   Tax-Exempt Organization Relationships. The director (or an immediate family member of the director) serves as a director, officer, or trustee of a tax-exempt organization, and the Company's



discretionary charitable contributions to the organization do not exceed the greater of $1 million or 2% of the organization's aggregate annual charitable receipts during the organization's preceding fiscal year. (Any automatic matching by the Company of employee charitable contributions are not included in the Company's contributions for this purpose.)

3. Disclosure.

For relationships that are either not covered by, or do not satisfy, these guidelines, the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, shall be made by the directors satisfying all the independence guidelines set forth above. We will explain in our next proxy statement

thereafter the basis for any Board determination that any such relationship was immaterial.

4. Definitions.

For purposes of these guidelines, the (i) term "immediate family member" shall have the meaning ascribed to it by the NYSE Corporate Governance Rules (including the Commentary thereto), (ii) the term "the Company" includes any entity in our consolidated group, (iii) the "Lauren Group" consists of Ralph Lauren, any member of his immediate family or any entity controlled by Ralph Lauren or members of his immediate family, and (iv) the term "executive officer" has the same meaning specified for the term "officer" in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended.



APPENDIX B

RECONCILIATION OF CERTAIN NON-U.S. GAAP FINANCIAL MEASURES*

The following tables reconcile certain financial measures disclosed within this Proxy Statement for the fiscal periods presented, including the Company's return on invested capital ("ROIC") as approved by the Company's Compensation Committee.

	Operating Expenses	
	Fiscal Years Ended	
	March 27, 2021	**March 28, 2020**
	(millions)	
As Reported (GAAP basis)	$(2,905.0)	$(3,336.3)
Restructuring and other charges	170.5	67.2
Impairment of assets	96.0	31.6
COVID-19-related bad debt expense (benefit)	(41.4)	56.4
As Adjusted (Non-GAAP basis)[a]	$ (2,679.9)	$ (3,181.1)

(a) Fiscal 2021 and Fiscal 2020 adjusted balances as previously disclosed in the Company's press releases filed as Exhibit 99.1 to the Forms 8-K filed on May 20, 2021 and May 27, 2020, respectively.

	Fiscal Year Ended								Fiscal 2019—2020 Cumulative ROIC %[b]
	March 28, 2020				**March 30, 2019**				
	Net Income	**Inventories**	**P&E**[a]	**ROIC%**[b]	**Net Income**	**Inventories**	**P&E**[a]	**ROIC%**[b]	
	(millions)				(millions)				
As Reported (GAAP basis)	$ 384.3	$736.2	$979.5		$430.9	$ 817.8	$1,039.2		
Restructuring and other charges[c]	67.2	—	—		130.1	—	11.6		
Impairment of assets	38.7	—	16.8		25.8	—	25.8		
Non-routine inventory charges	159.5	144.5	—		7.2	7.2	—		
COVID-19 bad debt expense	56.4	—	—		—	—	—		
Income tax provision	(199.9)	—	—		(6.5)	—	—		
As Adjusted (Non-GAAP basis for press release)[d]	506.2				587.5				
Other operational charges, net of tax[e]	41.9				—				
As Adjusted (Non-GAAP basis)	$ 548.1	$880.7	$996.3	29.2%	$ 587.5	$825.0	$1,076.6	30.9%	60.1%

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* Defined terms used herein are consistent with those used in the accompanying Proxy Statement.



(a) P&E = Property & Equipment, Net
(b) ROIC% is calculated as Net Income divided by (Inventories + Property & Equipment, Net)
(c) Restructuring and other charges for Fiscal 2019 includes a loss on sale of property of $11.6 million related to the sale of one of the Company's distribution centers in North America.
(d) Fiscal 2020 and Fiscal 2019 adjusted balances as previously disclosed in the Company's press releases filed as Exhibit 99.1 to the Forms 8-K filed on May 27, 2020 and May 14, 2019, respectively.
(e) Other operational charges, net of tax, for Fiscal 2020 represents partial relief related to COVID-19 and Hong Kong protest business disruptions as approved by the Compensation Committee for purposes of the Fiscal 2019 PSU-ROIC award.

This Proxy Statement includes certain non-U.S. GAAP financial measures relating to the impact of charges and other items as described herein. Adjustments made during Fiscal 2021 included bad debt expense adjustments related to COVID-19 business disruptions, restructuring-related charges, impairment of assets, and certain other charges primarily related to rent and occupancy costs associated with certain previously exited real estate locations for which the related lease agreements have not yet expired. Adjustments made during Fiscal 2020 included inventory-related charges and bad debt expense related to COVID-19 business disruptions, restructuring-related charges, impairment of assets, and certain other charges primarily related to the charitable donation of the net cash proceeds received from the sale of the Company's corporate jet, and rent and occupancy costs associated with certain previously exited real estate locations for which the related lease agreements had not yet expired. Additionally, the Fiscal 2020 income tax (provision) benefit reflects a one-time benefit recorded in connection with Swiss tax reform. Adjustments made during Fiscal 2019 include restructuring-related charges, impairment of assets, and certain other charges primarily related to the Company's new sabbatical leave program, depreciation expense associated with the Company's former Polo store at 711 Fifth Avenue in New York City, and a customs audit. Additionally, the Fiscal 2019 income tax (provision) benefit was adjusted for the impact of U.S. tax reform enactment-related charges. Refer to the Company's Fiscal 2021, Fiscal 2020, and Fiscal 2019 Forms 10-K for additional discussion regarding these charges. The Compensation Committee also approved adjustments for certain other operational charges during Fiscal 2020, providing partial relief for COVID-19 and Hong Kong protest business disruptions.

Included in this Appendix B is a reconciliation between the non-U.S. GAAP financial measures and the most directly comparable U.S. GAAP measures before and after these charges. The related tax effects were calculated using the respective statutory tax rates for each applicable jurisdiction. The Company uses non-U.S. GAAP financial measures, among other things, to evaluate its operating performance and in order to represent the manner in which the Company conducts and views its business. In addition, the Compensation Committee uses non-U.S. GAAP measures to set and certify the achievement of certain performance-based compensation goals. The Company believes that excluding items that are not comparable from period to period helps investors and others compare operating performance between two periods. While the Company considers the non-U.S. GAAP measures useful in analyzing its results, they are not intended to replace, nor act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with U.S. GAAP and may be different from non-U.S. GAAP measures reported by other companies.

